Filed Pursuant to Rule 424(b)(1)
Registration No. 333-108575

7,000,000 Shares

LCC International, Inc.
Class A Common Stock
$4.10 per share

We are selling 2,000,000 shares of our class A common stock and the selling stockholders named in this prospectus are selling 5,000,000 shares of our class A common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our class A common stock is listed on The NASDAQ National Market under the symbol “LCCI.” On November 20, 2003, the last reported sale price of our class A common stock on The NASDAQ National Market was $4.58 per share.

Investing in our class A common stock involves risks. See “Risk Factors” beginning on page 10.

	Per Share	Total

Price to the public	$4.10	$28,700,000
Underwriting discount	$0.205	$1,435,000
Proceeds to LCC (before expenses)	$3.895	$7,790,000
Proceeds to the selling stockholders (before expenses)	$3.895	$19,475,000

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of $1,050,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets	Punk, Ziegel & Company

The date of this prospectus is November 24, 2003

LCC INTERNATIONAL, INC.

managing end-to-end projects is our strength

PROJECT EXPANSION
consult
market analysis
service profiles developed
technology assessment
traffic analysis
capex/opex modeling
business planning
design
rf planning & design
core network planning & design
pre-design deployment analysis
technology testing
deploy
site acquisition
permitting/ zoning
construction
integration
frequency coordination
acceptance
optimization
operate & maintain
monitor traffic statistics
site maintenance
expansion planning
network evolution planning
TIME
client considers new technology or license
initial funding received
pre-commercial launch
commercial launch

customers who have benefited from our end-to-end solutions include:

us carriers ••• international carriers

equipment manufacturers ••• tower integrators

LCC
the knowledge that powers the network™

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Prospectus Summary

The summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully, especially the matters discussed in “Risk Factors” and our consolidated financial statements and related notes included in this prospectus, before deciding to invest in shares of our class A common stock.

LCC International

We are an independent provider of end-to-end services for wireless networks, including the planning, design and deployment, and ongoing operations and maintenance of wireless networks, to a broad range of companies, including wireless service providers, satellite service providers, telecommunications equipment vendors, systems integrators and tower companies. Since our inception in 1983, we have delivered wireless network solution services to more than 350 customers in over 50 countries.

Market Opportunity

The life cycle of a wireless network consists of several phases including strategic planning, design, deployment, expansion, and optimization and maintenance. Worldwide use of wireless telecommunications has been growing rapidly as wireless services have become more widely available and affordable for the mass business and consumer markets, and the demand for wireless Internet and other data services has increased.

The key drivers of growth in our business have been:

•	the issuance of new or additional wireless licenses, which generates new network buildout;

•	the introduction of new services or technologies such as wireless number portability and push-to-talk services;

•	the increase in the number of and usage by wireless subscribers and the scarcity of wireless spectrum, which require wireless service providers to expand and optimize system coverage and capacity to maintain network quality; and

•	the increasing complexity of wireless systems in operation, which requires broader technical expertise to manage and maintain wireless networks.

The LCC Solution

In addressing the issues created by these key drivers of growth, wireless service providers, telecommunications equipment vendors and others choose to outsource an increasing portion of their wireless network services. We believe that we distinguish ourselves through several competitive advantages:

•	Ability to Deliver Turnkey Solutions. This enables us to deliver and manage, as a single point of contact, our customers’ wireless networks.

•	Expertise with All Major Wireless Technologies and System Protocols. This includes second generation, 2.5 generation and third generation digital system protocols.

•	Speed to Market. Our expertise, global presence and processes enable us to respond quickly to support our customers’ deployment objectives.

•	Worldwide Depth of Resources. We have designed wireless networks in North America, Europe, Asia, Latin America, the Middle East and Africa.

Recent Financial Information

Our revenues increased to $64.7 million for the nine months ended September 30, 2003 from $47.0 million for the comparable nine-month period in 2002. Due to an overall decline in the wireless telecommunications industry, we experienced decreasing total revenues in each of the past two fiscal years ended December 31, 2001 and 2002. For the fiscal year ended December 31, 2002, we had both an operating loss and a net loss, and for the nine months ended September 30, 2003, we had a net loss of $7.2 million. As of September 30, 2003, our accumulated deficit was $37.2 million.

Our firm backlog was approximately $142 million at September 30, 2003. We define firm backlog as the value of work-in-hand to be done with customers as of a specific date where the following conditions are met:

•	the price of the work to be done is fixed;

•	the scope of the work to be done is fixed, both in definition and amount (for example, the number of sites has been determined); and

•	there is a written contract, purchase order, agreement or other documentary evidence which represents a firm commitment by the client to pay us for the work to be performed.

Our contracts typically contain provisions giving customers the ability to terminate their contracts under various circumstances, including termination for convenience.

LCC Services

We offer to our wireless customers a complete range of wireless network services, including:

•	Technical Consulting Services. We may be initially engaged by a wireless customer to apply our extensive technical and operational expertise and experience to analyze the engineering and technology issues related to a proposed network deployment project. We also assist our customers with evaluating their business plans, licensing and application support, technology assessments and defining and refining implementation strategies.

•	Design and Deployment Services. We provide radio frequency engineering, fixed network engineering and system deployment services, including site acquisition, zoning and construction management services. We also provide project management services to manage the delivery of these offerings as part of an overall turnkey design and deployment project.

•	Operations and Maintenance Services. We provide services to wireless service providers with ongoing outsourcing needs for all or part of the day-to-day operation and maintenance of their networks.

We have been successful on occasion in using initial consulting opportunities to secure later-stage system design and deployment contracts. Long-term engagements to provide design and deployment services also enable us to secure ongoing operations and maintenance projects. Providing ongoing operations and maintenance services also positions us well to provide upgrades of existing networks or deploy new networks utilizing the latest available technologies.

LCC People

At September 30, 2003, we had 767 employees, of which 606 were billable employees. As of that date, approximately 55% of our billable employees were employed outside the United States.

Other Information

Our principal executive offices are located at 7925 Jones Branch Drive, McLean, Virginia 22102 and our telephone number is (703) 873-2000. We were incorporated in Delaware on June 4, 1996, and are the successor to LCC, L.L.C., which in turn was the successor to LCC, Incorporated, a Kansas corporation organized in 1983. Our website address is http://www.lcc.com. The information on our website shall not constitute part of this prospectus.

The Offering

Class A common stock offered:
LCC	2,000,000 shares
Selling stockholders	5,000,000 shares

Total	7,000,000 shares
Common stock to be outstanding after this offering:
Class A common stock	18,402,219 shares
Class B common stock	4,639,577 shares

Total	23,041,796 shares
Use of proceeds	Our net proceeds from this offering will be approximately $7.6 million after deducting the estimated expenses of this offering. We will use these net proceeds for working capital purposes and potentially for acquisitions. However, as of the date hereof, we have not entered into any acquisition agreement or letter of intent relating to any potential acquisition. We will not receive any of the proceeds from the sale of shares by our selling stockholders.
Dividend policy	We do not anticipate paying dividends, cash or otherwise, on our common stock in the foreseeable future.
Risk factors	Investing in our class A common stock involves risks. Please read “Risk Factors” beginning on page 10 of this prospectus.
NASDAQ National Market symbol	LCCI

The share information in the table above is based on 21,041,796 shares outstanding as of September 30, 2003 and excludes:

•	1,050,000 shares of our class A common stock issuable upon the exercise of the underwriters’ over-allotment option;

•	4,491,380 shares of our class A common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.87 per share; and

•	90,000 shares of our class B common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $10.56 per share.

Holders of our class A common stock and class B common stock have identical rights, except that holders of our class A common stock are entitled to one vote per share and holders of our class B common stock are entitled to ten votes per share. In addition, each share of our class B common stock is convertible into one share of our class A common stock.

Immediately following the closing of this offering, RF Investors, L.L.C., will beneficially own all outstanding shares of our class B common stock, representing approximately 72% of the combined voting power of our outstanding class A and class B common stock. As a result, RF Investors, its parent company, Telcom Ventures L.L.C., and Telcom Ventures’ equity holders, which include our directors Dr. Rajendra and Neera Singh, will be able to control the outcome of all matters that our stockholders vote upon, including the election of directors, amendments to our certificate of incorporation, and mergers or other business combinations.

Except where otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their option to purchase additional shares in this offering to cover over-allotments, if any.

Summary Consolidated Financial Data

You should read the data set forth below in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus. The following unaudited tables show summary portions of our historical consolidated financial data for the years ended December 31, 2000, 2001 and 2002 and as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003. We derived our summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002 from our audited consolidated financial statements. Our audited consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 are set forth on pages F-2 through F-30. The financial data as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus which, in the opinion of our management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of that date. The summary unaudited consolidated financial data for the nine months ended September 30, 2003 are not necessarily indicative of our results for the year ending December 31, 2003, and our historical results are not necessarily indicative of our results for any future period.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Service	$149,385	$130,609	$67,069	$47,042	$64,677
Tower ownership and management	1,008	–	–	–	–

Total revenues	150,393	130,609	67,069	47,042	64,677

Cost of revenues:
Service	109,952	103,535	58,429	42,183	53,215
Tower ownership and management	333	–	–	–	–

Total cost of revenues	110,285	103,535	58,429	42,183	53,215

Gross profit	40,108	27,074	8,640	4,859	11,462

Operating expenses:
Sales and marketing	7,833	7,068	8,095	6,432	4,739
General and administrative	19,673	15,978	20,311	15,130	13,587
Restructuring charge (recovery)	(108)	–	13,522	10,030	(2)
Gain on sale of tower portfolio and administration, net	(26,437)	(2,998)	(2,000)	(2,000)	–
Depreciation and amortization	2,899	3,012	2,884	2,057	2,944

Total operating expenses	3,860	23,060	42,812	31,649	21,268

Operating income (loss)	36,248	4,014	(34,172)	(26,790)	(9,806)

Other income (expense)
Interest income (expense), net	1,688	1,886	818	657	246
Other	(787)	22,113	(3,767)	(4,961)	1,134

Total other income (expense)	901	23,999	(2,949)	(4,304)	1,380

Income (loss) before income taxes	37,149	28,013	(37,121)	(31,094)	(8,426)
Provision (benefit) for income taxes	16,531	11,041	(8,451)	(7,773)	(1,264)

Net income (loss)	$20,618	$16,972	$(28,670)	$(23,321)	$(7,162)

Net income (loss) per share:
Basic	$1.01	$0.83	$(1.37)	$(1.12)	$(0.34)

Diluted	$0.93	$0.81	$(1.37)	$(1.12)	$(0.34)

Weighted average shares outstanding:
Basic	20,360	20,571	20,902	20,889	20,977
Diluted	22,110	20,916	20,902	20,889	20,977

We have presented the balance sheet data as of September 30, 2003 on an actual basis and on an as adjusted basis to reflect the sale of 2,000,000 shares of our class A common stock offered by us in this offering and our receipt of approximately $7.6 million in estimated net proceeds, after deducting the estimated underwriting discount and commissions and the estimated offering expenses that we expect to pay in connection with this offering.

	September 30, 2003

	Actual	As Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash and short-term investments	$28,342	$35,961
Working capital	40,610	48,229
Intangibles, net	11,337	11,337
Total assets	93,322	100,941
Total debt	1,092	1,092
Shareholders’ equity	55,410	63,029

Risk Factors

You should carefully consider the risks described below, together with all of the other information in this prospectus (including the consolidated financial statements and related notes), before making an investment decision.

Risks Related to Our Business and Industry

In any given year, we derive a significant portion of our revenues from a limited number of large projects, and, if we are unable to replace these large projects upon completion, we could have a significant decrease in our revenues which would negatively impact our ability to generate income.

We have derived, and believe that we will continue to derive, a significant portion of our revenues in any given year from a limited number of large projects. As these projects wind down to completion, we face the task of replacing such revenues with new projects. Our inability to replace such revenues would cause a significant decrease in our revenues and negatively affect our operating results. For example, for the year ended December 31, 2001, our largest project was for XM Satellite Radio, which comprised 43.9% of our total revenues. This project was substantially completed during the fourth quarter of 2001 and wound down in 2002, and we were unable to generate sufficient revenues from other projects in 2002 to maintain revenue levels.

If we are unable to replace large projects upon completion, it could cause a significant decrease in our revenues and negatively affect our ability to generate income.

We generate a substantial portion of our revenues from a limited number of customers, and if our relationships with these customers were harmed our business would suffer.

For the year ended December 31, 2002 and for the nine months ended September 30, 2003, we derived 60.3% and 78.1%, respectively, of our total revenues from our ten largest customers. We believe that a limited number of customers will continue to be the source of a substantial portion of our revenues for the foreseeable future. Key factors in maintaining our relationships with these customers include, for example, our performance on individual contracts and the strength of our professional reputation. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key clients are impaired, our revenues and operating results could be materially harmed.

Many of our customers face difficulties in obtaining financing to fund the expansion of their wireless networks, including deployments and upgrades, which may reduce demand for our services.

Due to downturns in the financial markets in general since 2000, and specifically within the telecommunications financial markets, many of our customers or potential customers have had and may continue to have trouble obtaining financing to fund the expansion or improvement of their wireless networks. Some customers have also found it difficult to predict demand for their products and services. Most vulnerable are customers that are new licensees and wireless service providers who have limited sources of funds from operations or have business plans that are dependent on funding from the capital markets. In addition, many of our customers have slowed or postponed deployment of new networks and development of new products, which reduces the demand for our services.

Further delays in the adoption and deployment of next generation wireless networks could negatively affect the demand for our services and our ability to grow our revenues.

Wireless service providers may continue to delay their development of next generation technology if, among other things, they expect slow growth in the adoption of next generation technology, reduced profitability due to price competition for subscribers or regulatory delays. For example, even though wireless service providers have made substantial investments worldwide in acquiring 3G licenses, many providers have delayed deployment of 3G networks (which we define as the third generation network standard that allows wireless networks to deliver at high speed enhanced data capabilities). Furthermore, the Federal Communications Commission has delayed licensing the additional spectrum in the United States necessary for the operation of networks based on 3G technology.

Since we expect that a substantial portion of our growth will be derived from services related to new technologies, further delays in the adoption and deployment of new technologies such as 3G would negatively affect the demand for our services and our ability to grow our revenues.

We may experience significant fluctuations in our quarterly results as a result of uncertainties relating to our ability to generate additional revenues, manage our expenditures and other factors, certain of which are outside of our control.

Our quarterly and annual operating results have varied considerably in the past and are likely to vary considerably due to a number of factors, including those factors discussed in this “Risk Factors” section. Many of these factors are outside our control and include, among others:

•	the timing of receipt of new licenses, use of existing spectrum for new services, or financing by potential customers;

•	service and price competition;

•	the commencement, progress, completion or termination of contracts during any particular quarter;

•	the availability of equipment to deploy new technologies such as 3G and broadband;

•	the growth rate of wireless subscribers, which has a direct impact on the rate at which new cell sites are developed and built; and

•	telecommunications market conditions and economic conditions generally.

Due to these factors, our results for a particular quarter may not meet the expectations of securities analysts and investors, which could cause the price of our class A common stock to decline significantly.

Our contracts typically contain provisions giving customers the ability to terminate their contracts under various circumstances and we may not be able to replace the revenues from such projects which may have an adverse effect on our operating results due to our decreased revenues.

Our contracts typically have provisions that permit customers to terminate their contracts under various circumstances, including termination for convenience. We also believe that intense competition and the current trend in industry contracting toward shorter-term contracts that provide increased grounds for customer termination may result in increased frequency of customer termination or renegotiation. If large projects, or a number of projects that in the aggregate account for a material amount of our revenues, are suspended for any significant length of time or terminated, we may encounter difficulty replacing such revenues and our operating results would decline as a result of our decreased revenues.

We may not receive the full amount of our backlog, which could harm our business.

Our firm backlog was approximately $142 million at September 30, 2003. We define firm backlog as the value of work-in-hand to be done with customers as of a specific date where the following conditions are met:

•	the price of the work to be done is fixed;

•	the scope of the work to be done is fixed, both in definition and amount (for example, the number of sites has been determined); and

•	there is a written contract, purchase order, agreement or other documentary evidence which represents a firm commitment by the client to pay us for the work to be performed.

We also had implied backlog of approximately $8 million as of September 30, 2003. We define implied backlog as the estimated revenues from master service agreements and similar arrangements which have met the first two conditions set forth above but for which we have not received a firm contractual commitment.

Our backlog includes orders under contracts that in some cases extend for several years. The amount of our backlog that we may recognize as revenues during any fiscal quarter may vary significantly because the receipt and timing of any revenues is subject to various contingencies, many of which are beyond our control. Further, the actual realization of revenues on engagements included in our backlog may never occur or may change because a project schedule could change or the project could be cancelled, or a contract could be reduced, modified, or terminated early. If we fail to realize revenues from engagements included in our backlog at September 30, 2003, our operating results for our 2003 fiscal year as well as future reporting periods may be materially harmed due to decreased revenues.

We may not be able to promptly reduce expenses in response to any decrease in our revenues, which would result in lower net margins.

We may not be able to reduce our expenses in order to timely correspond with any decrease in our revenues and our failure to do so would decrease our gross profits. Efforts to reduce costs may include a restructuring of our business, reduction in headcount, office closings and the reduction or elimination of other administrative functions. Costs of compliance with domestic and international regulations associated with such headcount reductions, particularly in Europe, the Middle East and Africa, where we anticipate considerable growth, could be significant. Our efforts to reduce expenses could give rise to significant accounting charges and the payment of certain separation or severance benefits. In 2002, we experienced difficulties reducing general and administrative expenses at the same rate and in the same proportion as our revenues decreased in that year. Any significant decrease in our revenues may have an immediate and material adverse effect on our net margins.

An increasing percentage of our revenues comes from fixed price contracts, which require us to bear the risk of cost overruns.

An increasing percentage of our revenues is derived from fixed price contracts and our reliance on fixed price contracts may continue to grow. The portion of our revenues from fixed price contracts for the years ended December 31, 2001 and 2002 was 44.5% and 61.1%, respectively, and 79.0% for the nine months ended September 30, 2003. Under fixed price contracts, we provide specific tasks for a specific price and are typically paid on a milestone basis. Such contracts involve greater financial risks because we bear the risk if actual project costs exceed the amounts we are paid under the contracts.

Because we recognize revenues on fixed price contracts using the percentage-of-completion method of accounting, increases in estimated project costs could cause fluctuations in our quarterly results and adversely affect our operating results.

We recognize revenues on fixed price contracts using the percentage-of-completion method of accounting, which requires considerable judgment since this technique relies upon estimates or budgets. With the percentage-of-completion method, in each period we recognize expenses as they are incurred and recognize revenues based on the ratio of the current costs incurred for the project to the then estimated total costs of the project. Accordingly, the revenues that we recognize in a given quarter depend on, among other things, costs we have incurred for individual projects and our then current estimate of the total remaining costs to complete individual projects. If in any period we significantly increase our estimate of the total costs to complete a project, we may recognize very little or no additional revenues with respect to that project. If the total contract cost estimates indicate that there is a loss, such loss is recognized in the period such determination is made. To the extent that our cost estimates fluctuate over time or differ from actual costs, our operating results may be materially affected. As a result of these challenges associated with fixed price contracts, our gross profit in future periods may be significantly reduced or eliminated.

If the percentage of our revenues derived from construction related activities increases, our gross margins and our net income may suffer.

We have historically earned lower relative gross margins on construction related activities. We typically self-perform network design, site acquisition and zoning services and hire subcontractors to perform civil engineering and construction services under our direct management. Subcontracted work generally carries lower profit margins than self-performed work. If the proportion of construction related services we deliver increases, then our gross margins and net income may suffer.

If we are unable to collect receivables from development stage customers and other telecommunications companies, our operating results may be materially harmed.

We frequently perform services for development stage customers that carry a higher degree of financial risk for us. Our customers, established and development stage, have been and may continue to be impacted by the tightening of available credit and general economic slowdown. As a result of these conditions, our customers may be unable to pay, or may delay payment, for services performed by us. If we are not able to collect amounts owed to us by our customers, we may be required to write off significant accounts receivable and recognize bad debt expense. We recorded a provision for doubtful accounts of $5.0 million in fiscal 2002, compared to our recording of a provision of doubtful accounts of $2.4 million in fiscal 2001. This increase in doubtful accounts reflects increased losses from customers declaring bankruptcy or having other financial difficulties during 2002, including $1.9 million due to one customer’s inability to procure additional financing. Our operating results may be materially harmed if we are not able to collect amounts due from these customers.

If more of our customers require fixed price contracts with fewer milestones than in previous years, we may not have sufficient access to working capital to fund the operating expenses incurred in connection with such contracts, and we may not be able to perform under our existing contracts or accept new contracts with similar terms.

A number of our customers are requiring fixed price contracts with fewer milestones than in previous years. We may incur significant operating expenses in connection with such contracts and may not receive corresponding payments until the milestones have been completed. We may need to use our available cash to cover operating expenses incurred in connection with such contracts until we complete the milestones, invoice our customers and collect payments. This may result in increased needs for working capital, and if we do not have access to sufficient capital to fund our working capital needs, we may not be able to perform under our existing contracts or accept new contracts with similar terms.

The extent of our dependence on international operations may give rise to increased management challenges and could harm our results of operations.

Customers outside the United States accounted for 57.0% and 57.9% of our revenues for the year ended December 31, 2002, and for the nine months ended September 30, 2003, respectively. The multi-jurisdictional nature of our revenues exposes us to additional risks. Such risks include:

•	the effects of terrorism;

•	the general economic and political conditions in each country;

•	the effect of applicable foreign tax structures, including tax rates that may be higher than tax rates in the United States;

•	tariff and trade regulations;

•	management of a geographically diverse organization;

•	difficulties and increased expenses in complying with a variety of foreign laws and regulations, including labor, employment and immigration laws; and

•	changes in the applicable industry regulatory environments in foreign countries, including delays in deregulation or privatization affecting the pace at which wireless licenses are awarded.

Expansion of our international operations may require significant expenditure of operating, financial and management resources and result in increased administrative and compliance costs that could harm our results of operations.

Providing services outside the United States carries the additional risk of currency fluctuations and foreign exchange controls imposed by certain countries since many of our non-U.S. projects are undertaken in local currency.

Although we generally incur project expenses in the same currency in which payments are received under the contract, we do not currently engage in additional currency hedging activities to limit the risk of exchange rate fluctuations. Therefore, fluctuations in the currency exchange rate could have a negative impact on the profitability of our operations particularly if: (i) we cannot incur project expenses in the same currency in which payments are received under the contract; and (ii) there is a negative impact when converting back to United States dollars. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Quantitative and Qualitative Disclosures About Market Risk and Foreign Exchange Risk.”

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability and loss of market share.

We face intense competition in the market for wireless network design and system deployment services. Wireless service providers themselves and system equipment vendors, some of whom are our customers, have developed and continue to develop capabilities competitive with those provided by us.

Many competitors, including equipment vendors and system integrators, have substantially greater financial and other resources than we do and may use such greater resources to more effectively deliver a full turnkey solution. For example, a competitor that is able to provide equipment as part of its solution or to quickly deploy a large number of personnel for a project poses a threat to our business.

Competition can increase pressure on our pricing. For example, in a deployment project we typically provide program management services as well as site development and construction services. We may be pressured to reduce our pricing with respect to either our program management services or our site development and construction services in an attempt to compete with: (i) the operator, who may be inclined to provide program management services itself; or (ii) our own subcontractors, who may be able to provide the services directly to the customer for the same or lower price. In addition, there is a risk that our subcontractors may build relationships with our customers over time and compete with us for their business.

Lastly, as a result of intense competition, we continue to encounter and may be required to agree to less favorable contract terms, including provisions such as liquidated damages, performance guarantees and deferred payment terms.

If we are not able to compete effectively, our ability to attract and retain customers will be adversely affected, which will decrease our revenues and negatively affect our operating results.

If we fail to manage the size of our billable workforce to anticipate increases or decreases in market demand for our services, it could harm our competitive position and financial results.

If we maintain or increase billable staffing levels in anticipation of one or more projects and those projects are delayed, reduced or terminated, or otherwise do not materialize, we may underutilize these personnel, which would increase our cost of revenues, harming our results of operations. Due to current economic conditions and the corresponding effect on our customers or potential customers, it is extremely difficult to project accurately the demand for our services and, correspondingly, maintain an appropriately sized billable workforce. If we maintain a billable workforce sufficient to support a resurgence in demand and such demand does not materialize, then our expenses will be high relative to revenues. If we reduce the size of our billable workforce in response to any industry slowdown or decrease in the demand for services, then we may not maintain a sufficient number of skilled personnel to be able to effectively respond to any resurgence. As a result of these insufficient staffing levels, our competitive position in the industry could be negatively impacted and we could incur increased recruiting costs to replace our billable workforce. To the extent that we are unable to successfully anticipate increases or decreases in market demand for our services and manage the size of our billable workforce accordingly, we could lose customers to our competitors or underutilize our personnel. In either case, our financial results will suffer.

Competitors that offer financing to wireless customers pose a threat to our ability to compete for business.

Wireless service providers, particularly new providers and new licensees, depend increasingly on wireless telecommunications equipment vendors to supply and to finance the deployment of entire wireless networks. Frequently, those vendors only make financing available for services or products if they are contracted to provide the services themselves. For services the vendors do not provide directly, financing is provided only if they have the right to select the providers of those services and products, including radio frequency engineering and network deployment services. We face similar competition from tower ownership and management companies that provide tower deployment services as part of their overall leasing package or as part of a build-to-suit financing package. We do not typically provide these types of financing to our wireless customers. To the extent that wireless companies continue to seek such financing, it would harm our ability to compete for such business.

Our inability to anticipate or adapt to changes in technology may harm our competitive position, reputation and opportunities for revenue growth.

We operate in a highly competitive environment that is subject to rapid technological changes and the emergence of new technologies. Our future revenues depend significantly upon the adoption and deployment by wireless customers of new technologies. Our success will depend on our ability to timely enhance our current service offerings to keep pace with new technologies and the changing needs of our customers. If we are not successful in responding to technological changes or industry or marketplace developments, we may not be able to compete effectively, which could harm our reputation and opportunities for future revenue growth.

We may not be able to hire or retain a sufficient number of qualified engineers and other employees to meet our contractual commitments or maintain the quality of our services.

As a service business our success depends significantly on our ability to attract, train and retain engineering, system deployment, managerial, marketing and sales personnel who have excellent technical skills, particularly as technology changes, as well as the interpersonal skills crucial to fostering client satisfaction. Competition within the wireless industry for employees with the required range of skills fluctuates, depending on customer needs, and can be intense, particularly for radio frequency engineers. At times we have had difficulty recruiting and retaining qualified technical personnel to properly and quickly staff large customer projects. In addition to recruitment difficulties, we must fully and properly train our employees according to our customers’ technology requirements and deploy and fully integrate each employee into our customers’ projects. Increased competition in the wireless industry is increasing the level of specific technical experience and training required to fulfill customer-staffing requirements. This process is costly and resource constraints may impede our ability to quickly and effectively train and deploy all of the personnel required to staff a large project.

Because we have experienced, and expect to continue to experience, long sales cycles, we expect to incur significant costs to generate new business and our customer base may not experience growth commensurate with such costs.

Purchases of our services by customers often entail a lengthy decision-making process for the customer. Selecting wireless network deployment services involves substantial costs and has strategic implications. Senior management of the customer is often involved in this process, given the importance of the decision, as well as the risks faced by the customer if the services do not meet the customer’s particular needs. We may expend substantial funds and effort to negotiate agreements for these services, but may ultimately be unable to consummate agreements for services and expand our customer base. In addition, we have increasingly been required to change both our personnel and the techniques we employ to respond to customer organizational changes and expanded geographic reach. Customer buying habits currently seem to favor a regionalized sales force, which can increase costs, and may prove to be ineffective. As a result of our lengthy sales cycles and these potential increased costs, we expect to continue to incur relatively high costs to generate new business.

We may not be able to successfully achieve the expected benefits of our acquisitions.

We have made three acquisitions since December 2001 and may make additional acquisitions in the future. The three companies acquired are small, regional operations that are highly dependent on the relationships between the principals of such companies and our customers.

Our acquisition strategy is designed to leverage the acquired company’s relationships with our customers in the local market in order to either: (i) build a turnkey services offering to the customer in the respective market; or (ii) expand the customer relationship to additional markets. We may not be able to successfully increase our services to the customer in the same market, leverage the relationship to expand outside the market, or ultimately build customer loyalty at a company-wide level.

Future acquisitions of new companies or technologies may result in disruption to our business and expose us to risks associated with acquisitions.

We may make future acquisitions of, or investments in, other companies or technologies. Any future acquisitions or investments may require additional debt or equity financing, or the issuance of shares, which could be dilutive to our existing stockholders. In addition, our operating results may suffer as a result of any acquisition-related costs or impairment of goodwill and other intangible assets acquired in connection with an acquisition (please see note 9 to our audited consolidated financial statements on page F-15). In addition, acquisitions could expose us to a number of other risks and challenges, including:

•	diversion of management’s attention and resources;

•	potential loss of key employees and customers of the acquired companies;

•	difficult and costly integration of operations;

•	lack of experience operating in the geographic market or industry sector of the acquired business;

•	an increase in our expenses and working capital requirements; and

•	exposure to unanticipated contingent liabilities of acquired companies.

Any of these and other factors could disrupt our business and harm our ability to achieve the anticipated benefits of an acquisition.

If wireless service providers, network equipment vendors and enterprises perform more network deployment services themselves, our business will suffer.

Our success depends upon the continued trend by wireless service providers and network equipment vendors to outsource their network design, deployment and management needs. If this trend does not continue or is reversed and wireless service providers and network equipment vendors elect to perform more network deployment services themselves, our operating results may be adversely affected due to the decline in the demand for our services.

The consolidation of equipment vendors or wireless service providers could adversely impact our business.

The wireless telecommunications industry has been characterized by significant consolidation activity. This consolidation and the potential continuing trend towards future consolidation within the wireless telecommunications industry may lead to a greater ability among equipment vendors and wireless service providers to provide a comprehensive range of network services, and may simplify integration and installation, which could lead to a reduction in demand for our services. Moreover, the consolidation of equipment vendors or wireless service providers could reduce the number of our current or potential customers and increase the bargaining power of our remaining customers which may put downward pressure on our prices and cause our revenues and operating results to decline.

Government regulations may adversely affect our business.

The wireless networks that we design, deploy and manage are subject to various Federal Communications Commission regulations in the United States and other international regulations. These regulations require that these networks meet certain radio frequency emission standards, not cause unallowed interference to other services, and in some cases accept interference from other services. Changes in the regulation of our activities, including changes in the allocation of available spectrum by the United States government and other governments or exclusion of our technology by a standards body, could have a harmful effect on our business, operating results, liquidity and financial position.

If we fail to retain our key personnel and attract and retain additional qualified personnel, our ability to operate our business may be adversely affected.

Our future success and our ability to sustain our revenue growth depend upon the continued service of our executive officers and other key personnel. The loss of any of our key employees, in particular C. Thomas Faulders, III, our chairman of the board and chief executive officer, could adversely affect our ability to generate revenues and operate our business. We do not have an employment agreement or any other agreement that obligates Mr. Faulders to remain with us.

Risks Related to this Offering

RF Investors, whose interests may not be aligned with yours, will continue to control our company, which could result in actions of which you or other stockholders do not approve.

RF Investors owns all of the outstanding shares of our class B common stock, which carries 10 to 1 voting rights and represents, prior to this offering, approximately 81% of the combined voting power of our class A and class B common stock. Immediately following the closing of the offering and reflecting the shares of class A common stock to be sold by RF Investors in this offering, RF Investors will beneficially own shares of our class A and class B common stock representing approximately 72% of the combined voting power of our outstanding class A and class B common stock. These shares may be sold without the participation of any other stockholder in the sale; however, when shares of class B common stock are sold, the shares automatically convert to class A common stock and lose the 10 to 1 voting rights. RF Investors, its parent company Telcom Ventures and its equity holders (which include our directors Dr. Rajendra and Neera Singh) are able, without approval of any other stockholder, to control our management and operations and the outcome of all matters that our stockholders vote upon, including the election of directors, amendments to our certificate of incorporation, and mergers or other business combinations.

RF Investors may also, by converting its shares of our class B common stock into shares of our class A common stock, obtain a sufficient number of shares of class A common stock (20% of the total outstanding shares of class A common stock following the offering) to influence the outcome of any vote on which the holders of class A common stock are entitled to vote together as a class.

Dr. Rajendra and Neera Singh, who with certain Singh family trusts indirectly control Telcom Ventures, are our directors. Telcom Ventures is principally engaged in making investments in wireless service providers and emerging wireless and Internet technologies. If we desire to pursue a transaction requiring stockholder approval that may conflict with the interests of Telcom Ventures, RF Investors may elect to vote its shares to block such transaction and could prevent our stockholders from receiving a premium over the market price if a change of control of our company is proposed. These individuals and entities, in their capacity as stockholders, may choose to vote their shares in whatever manner they view to be in their best interest.

Significant sales of class A common stock in the future may depress the trading price of our class A common stock.

Ownership of a significant portion of our class A common stock is concentrated in the hands of a few stockholders. Assuming the conversion of all of RF Investors’ shares of class B common stock into shares of class A common stock, RF Investors will own 4,639,577 shares of class A common stock following the offering. MCI will own approximately 1,420,549 shares of class A common stock following the offering. The “Carlyle Investors,” which consist of five entities (four of which have the same general partner) formed by The Carlyle Group, a Washington, D.C.-based investment group, and TC Group (an affiliate of the Carlyle Investors) will own in the aggregate 1,087,566 shares of class A common stock following the offering.

Following this offering, an aggregate of approximately 4,839,786 shares of our class A common stock (including shares issuable upon conversion of class B common stock) held by RF Investors, Telecom Ventures, and our directors and executive officers are eligible for sale pursuant to the provisions of Rule 144 under the Securities Act of 1933, as amended. In addition, an aggregate of 2,478,115 shares of our class A common stock held by Carlyle Investors and MCI may be resold without compliance with the resale restrictions of Rule 144.

Sales of a significant number of shares (whether by these stockholders or by stockholders who may accumulate a significant number of shares) in a single public transaction or over a period of time, or the market perception that such sales may occur, could depress the trading price of our class A common stock and may make it more difficult for us to sell our equity securities in the future at a time and price deemed to be appropriate.

Our relationship with Telcom Ventures may result in potential conflicts of interest.

Telcom Ventures, RF Investors’ parent company, is principally engaged in making investments in wireless service providers and emerging wireless and Internet technologies. Dr. Rajendra and Neera Singh, who are members of our board of directors, are also directors of Telcom Ventures and its subsidiaries and have certain fiduciary obligations to each organization. Telcom Ventures and directors of Telcom Ventures and its subsidiaries who are also our directors may be subject to conflicts of interest in transactions concerning us. For example, we may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in our judgment, could be beneficial to us, even though such transactions might conflict with the interests of Telcom Ventures. These individuals and entities, in their capacity as stockholders, may choose to vote their shares in whatever manner they view to be in their best interest.

We currently allow the employees of Telcom Ventures to participate in our employee benefit plans in exchange for full reimbursement of our cash costs, and we may provide other services to Telcom Ventures in the future. If we do not receive reimbursement for our costs and expenses associated with such services, Telcom Ventures and its affiliates would receive a benefit not shared by, and to the detriment of, our other stockholders.

Prior to our initial public offering, both our employees and the employees of Telcom Ventures were eligible to participate in our life, medical, dental and 401(k) plans. In connection with our initial public offering in 1996, we agreed to allow the employees of Telcom Ventures to continue to participate in our life, medical, dental and 401(k) plans in exchange for full reimbursement of our cash costs and expenses as well as the payment (until December 2001) of an administrative fee. Telcom Ventures had ten employees in 1996 and currently has three employees. We entered into this agreement as an accommodation to Telcom Ventures.

Pursuant to our audit committee charter adopted in March 2003, our audit committee must review the settlement of any dispute under this agreement, if one should arise, and must review in the future any agreements of this type that we may enter into with Telcom Ventures or other related parties. If in the future we do not receive from Telcom Ventures full reimbursement of our costs and expenses, Telcom Ventures will receive a benefit not shared by, and to the detriment of, our other stockholders.

During 2000, we had an understanding with Telcom Ventures pursuant to which we retained five employees who had previously worked in our business development group while these employees pursued business opportunities on Telcom Ventures’ behalf. Telcom Ventures reimbursed us for the costs incurred in employing these persons. Further, we have provided engineering services to Telcom Ventures and various other companies majority-owned or controlled by Telcom Ventures.

For a detailed discussion of this agreement and our other arrangements with Telcom Ventures, see “Certain Relationships and Related Transactions — Provision of Services and Products to Telcom Ventures and Related Parties Thereto.”

Our stock price and trading volume are volatile and could decline, resulting in a substantial loss on your investment.

The stock market in general, and the market for technology-related stocks in particular, is highly volatile. As a result, the market price of our class A common stock is likely to be similarly volatile, and investors in our class A common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. In addition, from January 1 through November 20, 2003, the average daily trading volume for our class A common stock as reported by The NASDAQ National Market was approximately 46,600 shares. We are uncertain as to whether a more active trading market in our class A common stock will develop following this offering. Accordingly, the price of our class A common stock and the trading volume of our class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section and others such as:

•	our operating performance and the performance of other similar companies or companies deemed to be similar;

•	actual or anticipated differences in our quarterly operating results;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us or our industry by securities analysts;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, consolidations, divestments, spin-offs, joint ventures, strategic investments, or changes in business strategy;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts;

•	general market conditions, including economic factors unrelated to our performance; and

•	political or military events related to international conflicts, wars, or otherwise.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

Because our management will have broad discretion over the use of the net proceeds to our company from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

The net proceeds to our company from this offering have been allocated for working capital purposes and potentially for acquisitions (although we have not entered into any acquisition agreement or letter of intent relating to any potential acquisition), and our management will have broad discretion as to the use of the offering proceeds. Accordingly, you will be relying on the judgment of our management with regard to the use of the net proceeds we receive from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds we receive will be invested in a way that does not yield a favorable, or any, return for our company.

Forward-Looking Statements

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. These statements include, among others, our estimates of future revenues and our expectations that those revenues will fluctuate significantly, our belief that we have adequate cash, available borrowing capacity and short-term investments which will satisfy cash requirements for at least the next twelve months, and our expectation that we will incur significant costs to generate new business. We believe that it is important to communicate this information to our investors. However, there may be events in the future that we are not able to control or predict accurately. The factors listed above in the section captioned “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our class A common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations, and financial position.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

Use of Proceeds

We estimate that the net proceeds from our sale of the 2,000,000 shares of our class A common stock sold by us in this offering will be approximately $7.6 million. If the underwriters exercise their over-allotment option in full, the net proceeds of the shares of our class A common stock sold by us will be $11.7 million. “Net proceeds” are what we expect to receive after paying the underwriting discount and other expenses of the offering. For the purpose of estimating net proceeds, the offering price will be $4.10 per share, and the expenses to be paid by us in connection with the offering are approximately $0.2 million.

We will not receive any proceeds from the sale of shares by the selling stockholders. We intend to use all of the net proceeds of the offering for working capital purposes and, if opportunities arise, to acquire businesses that are complementary to our business. We periodically review acquisition and strategic investment opportunities that are related to our business and we believe that it is desirable to have funds on hand so as to be able to make acquisitions and strategic investments promptly. As of the date of this prospectus, we have no specific agreements, understandings, commitments or arrangements with regard to any particular future acquisition or strategic investment, and no assurance can be given that we will be able to consummate any acquisitions or strategic investments or that, if consummated, such acquisitions or investments would be on terms that are favorable to us.

Dividend Policy

We have never paid any cash dividends on our class A or class B common stock and we do not anticipate paying dividends on our class A or class B common stock, cash or otherwise, in the foreseeable future. Future dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

Price Range of Class A Common Stock

Since completion of our initial public offering in September 1996, our class A common stock has been quoted on The NASDAQ National Market under the trading symbol “LCCI.” The following table summarizes for the indicated periods the high and low sale prices of our class A common stock as reported by The NASDAQ National Market:

Fiscal Year 2001	High	Low

First Quarter	$14.00	$4.94
Second Quarter	$7.55	$2.69
Third Quarter	$6.90	$4.00
Fourth Quarter	$8.40	$4.80

Fiscal Year 2002	High	Low

First Quarter	$7.59	$4.03
Second Quarter	$5.35	$1.22
Third Quarter	$2.55	$1.22
Fourth Quarter	$2.40	$1.20

Fiscal Year 2003	High	Low

First Quarter	$2.67	$1.87
Second Quarter	$3.15	$2.05
Third Quarter	$6.00	$2.48
Fourth Quarter (through November 20)	$6.85	$4.56

As of September 30, 2003, there were 118 stockholders of record of our class A common stock and one stockholder of record of our class B common stock. As of September 30, 2003, we estimate there were approximately 5,000 beneficial holders of our class A common stock.

Capitalization

The following table shows our capitalization as of September 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect:

•	the sale of 2,000,000 shares of our class A common stock offered by us in this offering and our receipt of $7.6 million in estimated net proceeds, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses that we expect to pay in connection with this offering; and

•	the sale of 5,000,000 shares of our class A common stock offered by the selling stockholders in this offering of which 1,676,797 shares result from the conversion of shares of our class B common stock.

	September 30, 2003

	Actual	As Adjusted

	(in thousands)
Cash and short-term investments	$28,342	$35,961

Short-term debt, including current portion of long-term debt	$1,092	$1,092

Long-term debt, net of current portion	–	–
Shareholders’ equity:
Class A common stock, $0.01 par value per share; 70,000,000 shares authorized; 14,725,422 shares issued and outstanding, actual; 18,402,219 shares issued and outstanding, as adjusted	147	184
Class B common stock, $0.01 par value per share; 20,000,000 shares authorized; 6,316,374 shares issued and outstanding, actual; 4,639,577 shares issued and outstanding, as adjusted	63	46
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized; no shares issued and outstanding, actual or as adjusted	–	–
Paid-in capital	94,360	101,959
Accumulated deficit	(37,241)	(37,241)
Note receivable from shareholder	(1,625)	(1,625)
Cumulative translation adjustment	(294)	(294)

Total shareholders’ equity	$55,410	$63,029

Total capitalization	$55,410	$63,029

You should read this table in conjunction with the sections of this prospectus captioned “Use of Proceeds,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and related notes included elsewhere in this prospectus.

The outstanding share information as of September 30, 2003 (actual) in the table above excludes:

•	1,050,000 shares of our class A common stock issuable upon the exercise of the underwriters’ over-allotment option;

•	4,491,380 shares of our class A common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.87 per share; and

•	90,000 shares of our class B common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $10.56 per share.

Selected Consolidated Financial and Other Data

You should read the following selected financial data set forth below in conjunction with our consolidated financial statements and related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus. The following unaudited table shows selected portions of our historical consolidated financial data as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003. We derived our selected consolidated financial data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 are set forth on pages F-2 through F-30. The consolidated financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 have been derived from our audited consolidated financial statements not appearing in this prospectus. The consolidated financial data as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus which, in the opinion of our management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of that date. The unaudited selected consolidated financial data for the nine months ended September 30, 2003 are not necessarily indicative of our results for the year ending December 31, 2003, and our historical results are not necessarily indicative of our results for any future period.

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	1998*	1999*	2000	2001	2002	2002	2003

	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Service	$86,328	$73,289	$149,385	$130,609	$67,069	$47,042	$64,677
Tower ownership and management	860	2,504	1,008	–	–	–	–

Total revenues	87,188	75,793	150,393	130,609	67,069	47,042	64,677

Cost of revenues:
Service	66,238	53,080	109,952	103,535	58,429	42,183	53,215
Tower ownership and management	521	1,176	333	–	–	–	–

Total cost of revenues	66,759	54,256	110,285	103,535	58,429	42,183	53,215

Gross profit	20,429	21,537	40,108	27,074	8,640	4,859	11,462

Operating expenses:
Sales and marketing	3,843	5,464	7,833	7,068	8,095	6,432	4,739
General and administrative	22,063	18,128	19,673	15,978	20,311	15,130	13,587
Restructuring charge (recovery)	1,256	–	(108)	–	13,522	10,030	(2)
Non-cash compensation	362	(12)	–	–	–	–	–
Gain on sale of tower portfolio and administration, net	–	–	(26,437)	(2,998)	(2,000)	(2,000)	–
Depreciation and amortization	2,409	3,628	2,899	3,012	2,884	2,057	2,944

Total operating expenses	29,933	27,208	3,860	23,060	42,812	31,649	21,268

Operating income (loss)	(9,504)	(5,671)	36,248	4,014	(34,172)	(26,790)	(9,806)

Other income (expense)
Interest income (expense), net	(1,397)	(1,827)	1,688	1,886	818	657	246
Other	(618)	(1,391)	(787)	22,113	(3,767)	(4,961)	1,134

Total other income (expense)	(2,015)	(3,218)	901	23,999	(2,949)	(4,304)	1,380

Income (loss) from continuing operations before income taxes	(11,519)	(8,889)	37,149	28,013	(37,121)	(31,094)	(8,426)
Provision (benefit) for income taxes	(4,561)	(2,677)	16,531	11,041	(8,451)	(7,773)	(1,264)

Income (loss) from continuing operations	(6,958)	(6,212)	20,618	16,972	(28,670)	(23,321)	(7,162)
Loss from discontinued operations net of tax benefit	(17,785)	–	–	–	–	–	–
Gain on disposal of discontinued operations net of tax provision	–	803	–	–	–	–	–

Net income (loss)	$(24,743)	$(5,409)	$20,618	$16,972	$(28,670)	$(23,321)	$(7,162)

Income (loss) per share:
Continuing operations:
Basic	$(0.45)	$(0.36)	$1.01	$0.83	$(1.37)	$(1.12)	$(0.34)

Diluted	$(0.45)	$(0.36)	$0.93	$0.81	$(1.37)	$(1.12)	$(0.34)

Discontinued operations:
Basic	$(1.15)	$0.05	–	–	–	–	–

Diluted	$(1.15)	$0.05	–	–	–	–	–

Net income (loss) per share:
Basic	$(1.60)	$(0.31)	$1.01	$0.83	$(1.37)	$(1.12)	$(0.34)

Diluted	$(1.60)	$(0.31)	$0.93	$0.81	$(1.37)	$(1.12)	$(0.34)

Weighted average shares outstanding:
Basic	15,509	17,302	20,360	20,571	20,902	20,889	20,977
Diluted	15,509	17,302	22,110	20,916	20,902	20,889	20,977

						As of
	As of December 31,					September 30,

	1998*	1999*	2000	2001	2002	2003

	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Cash and short-term investments	$4,353	$2,037	$42,335	$53,142	$39,329	$28,342
Working capital	14,471	(8,039)	59,460	72,134	49,959	40,610
Intangibles, net	572	430	57	637	11,273	11,337
Total assets	84,204	82,868	110,045	112,231	96,723	93,322
Total debt	50,000	4,535	–	–	–	1,092
Shareholders’ equity	229	42,426	68,416	85,804	61,088	55,410

*	In March 1999, our board of directors adopted a plan to dispose of the operations comprising our hardware and software products segments, which were sold to Ericsson Radio Systems AB in October 1999. Prior year balances have been restated to reflect these segments as discontinued operations.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this prospectus under the caption “Selected Consolidated Financial and Other Data.”

Overview

We provide integrated end-to-end solutions for wireless voice and data communications networks with offerings ranging from high level technical consulting, to system design and turnkey deployment, to ongoing management and optimization services. We have been successful on occasion in using initial opportunities to provide high level technical consulting services to secure later-stage system design and deployment contracts. Long-term engagements to provide design and deployment services also enable us to secure ongoing management and operations projects. Providing ongoing operations and maintenance services also positions us well for additional opportunities as new technologies continue to be developed and wireless service providers must either upgrade their existing networks or deploy new networks utilizing the latest available technologies.

The key drivers of growth in our wireless services business have been:

•	the issuance of new or additional licenses to wireless service providers, which generates new network buildout;

•	the introduction of new services or technologies such as wireless number portability, or WNP, satellite digital radio, wireless broadband, and push-to-talk services;

•	the increases in the number of subscribers served by wireless service providers, the increase in usage by those subscribers, and the scarcity of wireless spectrum, which require wireless service providers to expand and optimize system coverage and capacity to maintain network quality; and

•	the increasing complexity of wireless systems in operation, which requires wireless service providers to upgrade their existing networks or deploy new networks to benefit from the latest available technologies.

Our primary sources of revenues are from engineering design and system deployment services. Revenues from services are derived both from fixed price and time and materials contracts. We recognize revenues from fixed price service contracts using the percentage-of-completion method. With fixed price contracts we recognize revenues based on the ratio of individual contract costs incurred to date on a project compared with total estimated costs. Anticipated contract losses are recognized as they become known and estimable. We recognize revenues on time and materials contracts as the services are performed.

Cost of revenues includes direct compensation and benefits, living and travel expenses, payments to third-party subcontractors and consultants, equipment rentals, expendable computer software and equipment, and allocated, or directly attributed, facility and overhead costs identifiable to projects.

General and administrative expenses consist of compensation, benefits, office and occupancy, and other costs required for the finance, human resources, information systems, and executive office functions. Sales and marketing expenses consist of salaries, benefits, sales commissions, travel and other related expenses required to implement our marketing, sales and customer support plans.

Our firm backlog was approximately $142 million at September 30, 2003. We define firm backlog as the value of work-in-hand to be done with customers as of a specific date where the following conditions are met: (i) the price of the work to be done is fixed; (ii) the scope of the work to be done is fixed, both in definition and amount (for example, the number of sites has been determined); and (iii) there is a written contract, purchase order, agreement or other documentary evidence which represents a firm commitment by the client to pay us for the work to be performed. We also had implied backlog of approximately $8 million as of September 30, 2003. We define implied backlog as the estimated revenues from master service agreements and similar arrangements, which have met the first two conditions set forth above but for which we have not received a firm contractual commitment.

Business Dispositions, Acquisitions and Investments

Since 1999, we have engaged in the following business dispositions, acquisitions and investments:

•	In October 1999, we disposed of our hardware and software products businesses and, in March 2000, we sold our telecommunications tower business. We received cash proceeds of approximately $22.3 million for the sale of our hardware and software products business, and cash proceeds of approximately $72.2 million for the sale of our telecommunications tower business.

•	In September 2001, we sold 1,666,666 shares of NextWave Telecom Inc.’s class B common stock and certain pre-petition debt claims we had against NextWave for $21.4 million. We acquired these shares in May 1996 for a purchase price of $5.0 million, and the debt claims we sold reflected amounts due for services rendered to NextWave in 1996 and 1997 prior to NextWave’s bankruptcy filing.

•	In December 2001, we acquired Transmast Italia (which we renamed LCC Italia), a wireless infrastructure, deployment, civil engineering and project management firm located in Milan, Italy, for approximately $0.8 million.

•	In January 2002, we acquired the assets of Smith Woolley Telecom, a telecommunications consultancy company that specializes in the provision of site search, acquisition, design, deployment, and management and maintenance services to the wireless industry in the United Kingdom. The purchase price for the assets of Smith Woolley Telecom was approximately $8.6 million, which consisted of $7.1 million in cash and the issuance of 215,192 shares of our class A common stock.

•	In July 2002, we acquired 51% of Detron LCC Network Services B.V., or Detron, a newly formed company specializing in the provision of deployment, management and maintenance services to the wireless industry in The Netherlands. We acquired this 51% interest for a purchase price of approximately $1.9 million, payable in two tranches. The first payment of approximately $1.5 million was made at closing. The purchase agreement provided for a second payment of approximately $0.5 million if Detron achieved certain objectives. These objectives were achieved by Detron and we have met our payment obligations to Detron for the entire purchase price.

•	In July 2003, we agreed through our wholly-owned subsidiary, LCC China Services, to a joint venture with Bright Oceans Inter-Telecom Corporation (BOCO), pursuant to which we own 49% of Beijing LCC Bright Oceans Communication Consulting Co., Ltd., or LCC/ BOCO, a new entity based in Beijing, China. We will contribute approximately $1.067 million for our 49% share of LCC/BOCO and BOCO will contribute approximately $1.108 million for the remaining 51% of LCC/BOCO. Our capital contribution is to be paid in three equal installments of approximately $0.4 million each. The first installment was made at the closing of the investment in August 2003, the second installment was made in October 2003 and the third installment is due in January 2004. LCC/ BOCO offers a full range of design, implementation and operations and maintenance services to wireless service providers throughout China. We plan to account for LCC/ BOCO under the equity method.

Critical Accounting Policies

Our critical accounting policies are as follows:

•	revenue recognition;

•	allowance for doubtful accounts;

•	accounting for income taxes; and

•	restructuring charge.

     Revenue Recognition

Our principal source of revenues consists of design and system deployment services. We provide design services on a contract basis, usually in a customized plan for each client, and generally charge for engineering services on a time and materials or fixed price basis. We generally offer our deployment services on a fixed price, time-certain basis. The portion of our revenues from fixed-price contracts was

61.1% in 2002 and 79.0% during the nine months ended September 30, 2003. We recognize revenues on fixed-price contracts using the percentage-of-completion method. With the percentage-of-completion method, expenses on each project are recognized as incurred, and revenues are recognized based on the ratio of the current costs incurred for the project to the then estimated total costs of the project. Accordingly, revenues recognized in a given period depend on, among other things, the costs incurred on each individual project and our then current estimate of the total remaining costs to complete individual projects. Considerable judgment on the part of our management may be required in determining estimates to complete a project including the scope of the work to be completed, and reliance on the customer or other vendors to fulfill some task(s). If in any period we significantly increase our estimate of the total costs to complete a project, we may recognize very little or no additional revenues with respect to that project. If total contract cost estimates increase, gross profit for any single project may be significantly reduced or eliminated. If the total contract cost estimates indicate that there is a loss, the loss is recognized in the period the determination is made. At September 30, 2003, we had $21.7 million of unbilled receivables. At December 31, 2002, we had $12.4 million of unbilled receivables, compared to $10.2 million at December 31, 2001. The increase in unbilled receivables is attributable to an increase in fixed-price contracts and the overall growth in revenues.

     Allowance for Doubtful Accounts

The preparation of financial statements requires our management to make estimates and assumptions that affect the reported amount of assets, liabilities, contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Specifically, our management must make estimates of the probability of collection of our accounts receivable. Management specifically analyzes accounts receivable balances, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the valuation allowance for doubtful accounts. For the year ended December 31, 2002 and the nine months ended September 30, 2003, we derived 60.3% and 78.1%, respectively, of our total revenues from our ten largest customers, indicating significant customer concentration risk with our receivables. These ten largest customers constituted 78.8% and 66.4% of our net receivable balance as of September 30, 2003, and December 31, 2002, respectively. Lastly, we frequently perform services for development stage customers, which carry a higher degree of risk, particularly as to the collection of accounts receivable. These customers may be particularly vulnerable to the current tightening of available credit and general economic slowdown. For the years ended December 31, 2001 and 2002, we recorded a provision for doubtful accounts of $2.4 million and $5.0 million, respectively, and for the nine months ended September 30, 2003, we recorded recovery of bad debts of $2.1 million.

     Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements an estimate for income taxes is required for each of the jurisdictions in which we operate. This process requires estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenues, for tax accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event the actual results differ from these estimates, we may need to increase or decrease our valuation allowance, which could materially have an impact on our financial position and results of operations.

Considerable management judgment may be required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $6.7 million and $6.2 million as of September 30, 2003, and December 31, 2002, respectively, due to uncertainties related to our ability to utilize some of our deferred tax assets before they expire. These deferred tax assets primarily consist of foreign net operating losses carried forward, foreign tax credits and non-cash compensation accruals relating to stock options issued under a phantom membership plan in effect prior to our initial public offering. The net deferred tax assets as of September 30, 2003, and December 31, 2002, were $5.4 million and $4.4 million, respectively.

     Restructuring Charge

We recorded a restructuring charge during the second quarter of 2002 and an additional charge during the fourth quarter of 2002. Included in this restructuring charge of $13.5 million was a charge for excess facilities aggregating $12.5 million. This facility charge primarily relates to leased office space, which we no longer occupy. The facility charge takes the existing lease obligation less anticipated rental receipts to be received from existing and potential subleases. This requires significant judgments about the length of time the space will remain vacant, anticipated cost escalators and operating costs associated with the leases, the market rate at which the space will be subleased, and broker fees or other costs necessary to market the space. These judgments were based upon independent market analysis and assessment from experienced real estate brokers. The restructuring charge calculation assumes as of September 30, 2003 that we will receive $10.9 million in sublease income, of which $5.5 million is committed.

Trends That Have Affected or May Affect Results of Operations and Financial Condition

The major trends that have affected or may affect our business may be summarized as follows:

•	project related revenues derived from a limited set of customers in each market where we do business;

•	the difficulties that those customers often face in obtaining financing to fund the development, expansion and upgrade of their networks;

•	the acceleration or the delay associated with the introduction of new technologies and services by our customers;

•	the management and the services composition of our fixed price contracts; and

•	increased spending by wireless service providers in the areas of network design, deployment and optimization.

Our business is characterized by a limited number of projects awarded by a limited number of customers. This can lead to volatility in our results as projects initially ramp up and then wind down. As projects are completed, we are faced with the task of replacing project revenues with new projects, either from the same customer or from new customers. For example, the completion of the XM Satellite Radio contract in the first quarter of 2002 caused our revenues in 2002 to decline dramatically, compared to 2001. The delay in replacing revenues derived from the XM Satellite Radio contract and the difficult marketplace caused gross profit as a percentage of total revenues to decline and our cost reduction measures were not sufficient to return us to profitability. In addition, the wireless industry is composed of a relatively small number of wireless service providers and equipment vendors, and this inevitably leads to issues of customer concentration. Consequently, our business may be affected in any single market by the changing priorities of a small group of customers.

Some of our customers have faced difficulty in obtaining the necessary financing to fund the development, expansion and upgrade of their networks. The slowdown in the world economies since 2000 and the volatility in the financial markets have made it increasingly difficult for our customers to predict both future demand for their services and future levels of capital expenditure. This has resulted in the delay or postponement of the development of new networks and expansion and the upgrade of existing networks, all of which have had and may continue to have a negative impact on our business.

We tend to benefit from projects undertaken by our customers to introduce new technologies and services in their networks and we tend to suffer when projects are delayed. For example, the introduction of 3G equipment and services by several major wireless service providers in Europe has resulted in an increase in demand for our services in certain markets, while in the United States the delay by the Federal

Communications Commission in issuing the required spectrum has delayed the widespread introduction of 3G technologies, thereby affecting project awards for 3G design and deployment. Revenues from 3G networks constituted approximately 20% and 37% of our total revenues for the year ended December 31, 2002 and nine months ended September 30, 2003, respectively, and it is expected to continue to be an area of business growth in the future.

We have experienced an increase in the percentage of fixed price contracts awarded by our customers, and we expect this trend to continue. We recognize revenues on our fixed price contracts using the percentage-of-completion method of accounting, and this has resulted in some volatility in our results following changes to our estimates to complete major projects. In addition, fixed price contracts are typically paid on a milestone basis, and we have experienced customers reducing the number of milestones, which in turn requires us to finance an increased amount of unbilled receivables. A recent trend is for the award of fixed price contracts to cover the design and deployment of a certain geographic network area on a full turnkey basis, including planning, engineering design, site acquisition, construction and deployment services. To the extent that these large turnkey projects include a relatively large proportion of construction related activities, it may reduce our average gross margins because construction related activities are typically performed by our subcontractors and generally command lower margins.

We believe our North America operations may benefit from increased spending by certain United States wireless service providers. Despite some estimates that 2003 capital expenditures by United States wireless service providers would be lower than expenditures for 2002, we have observed an increase in spending in the areas of network design, deployment and optimization by several of these providers. This increased spending can be attributed to several trends: (i) preparation for number portability scheduled to be implemented by November 24, 2003; (ii) license swaps as a result of wireless service providers trying to maximize spectrum utilization and increase coverage; (iii) network quality enhancement programs to reduce churn; (iv) network expansion and capacity programs geared toward enabling new and enhanced services; and (v) other miscellaneous network upgrades and enhancements required for market share maintenance and competitive reasons.

For example, Sprint engaged us in July 2003 to perform project management and deployment services in Sprint’s Northern Central region and to provide radio frequency engineering and cell site acceptance testing throughout several of Sprint’s other regions. We estimate that the value of the Sprint contract is approximately $70 million and the duration of the engagement to be between 15 to 20 months.

U.S. Cellular engaged us in April 2003 to perform project management and radio frequency engineering services primarily in Midwest and Northeast markets. We estimate that the value of the U.S. Cellular contract is approximately $40 million and the duration of the engagement to be between 12 to 18 months. Both the U.S. Cellular and Sprint contract awards are included in our calculation of firm backlog as of September 30, 2003.

We have also observed an increase in spending on wireless networks in developing countries. For example, in early 2003, we commenced two new projects in Algeria, building upon the presence that we established in that country in 2001. Our projects in Algeria include consulting services, equipment supply and turnkey deployment. We believe our business in Algeria will contribute a significant part of our revenues in 2003 for the Europe, Middle East and Africa, or EMEA, region.

Results of Operations

The following table and discussion provide information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read in conjunction with our consolidated financial statements and accompanying notes thereto included elsewhere herein.

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	73.3	79.3	87.1	89.7	82.3

Gross profit	26.7	20.7	12.9	10.3	17.7

Operating (income) expense:
Sales and marketing	5.2	5.4	12.1	13.7	7.3
General and administrative	13.1	12.2	30.3	32.2	21.0
Restructuring charge (recovery)	(0.1)	–	20.2	21.3	–
Tower portfolio sale and administration, net	(17.5)	(2.3)	(3.0)	(4.3)	–
Depreciation and amortization	1.9	2.3	4.3	4.4	4.6

Total operating expenses	2.6	17.6	63.9	67.3	32.9

Operating income (loss)	24.1	3.1	(51.0)	(57.0)	(15.2)
Other income (expense):
Interest income (expense)	1.1	1.5	1.3	1.4	0.4
Other	(0.5)	16.9	(5.6)	(10.5)	1.7

Total other income (expense)	0.6	18.4	(4.3)	(9.1)	2.1

Income (loss) from operations before income taxes	24.7	21.5	(55.3)	(66.1)	(13.1)
Provision (benefit) for income taxes	11.0	8.5	(12.6)	(16.5)	(2.0)

Net income (loss)	13.7%	13.0%	(42.7)%	(49.6)%	(11.1)%

Comparison of Nine Months Ended September 30, 2003, to Nine Months Ended September 30, 2002

Revenues. Revenues for the nine months ended September 30, 2003, were $64.7 million compared to $47.0 million for the corresponding period for 2002, an increase of $17.7 million or 37.7%. The net increase consisted of increases in both the EMEA region ($13.8 million) and the Americas region ($4.4 million) offset by decreases in the Asia Pacific region of $0.5 million. The net increase in the EMEA region of $13.8 million was due partly to the continued growth of LCC Italia and projects in Algeria ($14.5 million) and partly to the acquisition of Detron ($5.0 million) in July 2002, since revenues were recorded for Detron only from the date of its acquisition, offset by the completion of other contracts ($5.7 million) primarily in Egypt and the Netherlands. The Americas region increase of $4.4 million consisted of $7.8 million related to the growth in new contracts, including Sprint and U.S. Cellular, offset by a decrease of $3.4 million related to the completion of the XM Satellite Radio contract in 2002.

Cost of Revenues. Cost of revenues for the nine months ended September 30, 2003, was $53.2 million compared to $42.2 million for the corresponding period for 2002, an increase of $11.0 million. Both the EMEA region ($9.4 million) and the Americas region ($2.1 million) had increases in cost of revenues, offset by a decrease in the Asia Pacific region ($0.5 million). The increase in the EMEA region was primarily due to an increase of $15.3 million from LCC Italia, Detron and Algeria, offset by reductions primarily in Egypt and the Netherlands of $6.4 million. The Americas region increase of $2.1 million was primarily due to an increase of $5.9 million for new contracts, including Sprint and U.S. Cellular, offset by a decrease of $3.4 million following the completion of the XM Satellite Radio contract in 2002.

Gross Profit. Gross profit for the nine months ended September 30, 2003, was $11.5 million compared to $4.9 million for the corresponding period for 2002, an increase of $6.6 million. As a percentage of revenues, gross margin was 17.7% in 2003 compared to 10.3% in 2002, an increase of 7.4 percentage points. The EMEA and Americas regions increased by $4.4 million (4.9 percentage points) and $2.3 million (2.6 percentage points) respectively, while the Asia Pacific region decreased by $0.1 million (0.1 percentage points). The EMEA region’s increase was primarily due to LCC Italia, Detron, and Algeria. The Americas increase of $2.3 million reflects the growth in revenues described above.

Sales and Marketing. Sales and marketing expenses were $4.7 million for the nine months ended September 30, 2003, compared to $6.4 million for the corresponding period for 2002, a decrease of $1.7 million. The decrease is attributable to cost saving initiatives across all the regions.

General and Administrative. General and administrative expenses were $13.6 million for the nine months ended September 30, 2003, compared to $15.1 million for the corresponding period for 2002, a decrease of $1.5 million. Included in general and administrative expenses are net benefits from recoveries of previously reserved receivables of $2.1 million in 2003 and net expense for reserves against receivables of $2.2 million in 2002.

Excluding the effect of bad debts, general and administrative expenses for the nine months ended September 30, 2003, were $15.7 million compared to $12.9 million for the corresponding period for 2002. The increase of $2.8 million was attributable to the EMEA region. There were increased costs both from the acquisition of Detron ($0.9 million), and from LCC Network Deployment ($0.5 million). Continued growth in Algeria ($0.7 million) and LCC Italia ($0.7 million) caused an increase in general and administrative expenses.

Restructuring Charge. A restructuring charge of $10.0 million was recorded for the nine months ended September 30, 2002, pursuant to a restructuring plan adopted by us. The plan was formulated to respond to the low utilization of professional employees caused by successful completion of several large fixed price contracts and difficulty in obtaining new contracts as a result of a slowdown in wireless telecommunications infrastructure spending. The cost of the severance and associated costs was $1.0 million. Additionally, we had excess facility costs relative to the space occupied by the employees affected by the reduction in force and reduced business use of office space resulting from a continued trend for clients to provide professional staff office space while performing their services. The charge for the excess office space was $9.0 million. During the nine months ended September 30, 2003, we reversed $0.2 million related to excess severance accruals and provided another $0.2 million for excess office costs. Please see note 7 to our audited consolidated financial statements on page F-14 and note 5 to our unaudited consolidated financial statements on page F-35.

Gain on Sale of Tower Portfolio and Administration, Net. During February 2000, we entered into an agreement for the sale of telecommunications towers that we owned. As part of the sale agreement, we agreed to lease unoccupied space on the towers, effectively guaranteeing a minimum rent level of a fixed amount on the towers sold. The gain from the tower portfolio sale deferred an amount corresponding to this rent commitment until the space was leased to another tenant or otherwise satisfied. We recognized $2.0 million of this previously deferred gain during the nine months ended September 30, 2002.

Depreciation and Amortization. Depreciation and amortization expense was $2.9 million for the nine months ended September 30, 2003, compared to $2.1 million for the corresponding period for 2002, an increase of $0.8 million. There were increases of $0.8 million associated with the amortization of intangibles related to our acquisitions, offset by decreases in depreciation of $0.5 million. Additionally, there was an increase due primarily to writing off the $0.5 million unamortized balance of intangible cost for a trade name acquired in the acquisition of Smith Woolley Telecom, which we have ceased to use.

Other Income (Expense). Other income for the nine months ended September 30, 2003 was $1.4 million compared to other expense of $4.3 million in the corresponding period for 2002, an increase of $5.7 million. Other expense for the nine months ended September 30, 2002 contained an impairment charge of $5.1 million related to investments we made in 2000. Other income for the nine months ended September 30, 2003 included approximately $1.0 million of cash received from the sale of NextWave pre-petition bankruptcy interest. Please see note 10 to our consolidated financial statements on page F-15.

Income Taxes. The income tax benefit was recorded for the nine months ended September 30, 2003 using an estimated annual effective tax rate of 15%, compared to an estimated annual effective tax rate of 25% for the corresponding period for 2002. The estimated annual effective income tax rates differed from the federal statutory rate of 35% due primarily to no tax benefits being recognized for losses generated by our foreign subsidiaries and an increase in the valuation allowance for foreign tax credits.

Net Loss. The net loss was $7.2 million for the nine months ended September 30, 2003, compared to $23.3 million for the corresponding period for 2002. The higher net loss in 2002 reflected the restructuring charge, the impairment charge for investments and the net expense for bad debts, together with a lower overall volume of trading activity which generated less gross profit to cover operating expenses.

Comparison of Year Ended December 31, 2002, to Year Ended December 31, 2001

Revenues. Revenues for the twelve months ended December 31, 2002, were $67.1 million compared to $130.6 million for the prior year, a reduction of $63.5 million or 48.6%. This reduction was primarily composed of a decrease in revenues in the Americas region of $72.6 million, offset by an increase in the EMEA region of $11.4 million. Of the decrease in revenues in the Americas region of $72.6 million, $53.9 million reflected the substantial completion of the XM Satellite Radio contract together with a general slowdown in wireless infrastructure spending and deployment. The increase in revenues in the EMEA region of $11.4 million was primarily attributable to the acquisition of Transmast Italia in December 2001, Smith Woolley Telecom in January 2002 and Detron in July 2002.

Cost of Revenues. Cost of revenues for the twelve months ended December 31, 2002, was $58.4 million compared to $103.5 million for the prior year, a reduction of $45.1 million. This reduction was primarily composed of a decrease in cost of revenues for the Americas region of $50.5 million and an increase in cost of revenues for the EMEA region of $6.8 million, reflecting the reasons described above for reduction in revenues. As a percentage of total revenues, cost of revenues for the twelve months ended December 31, 2002, was 87.1%, compared to 79.3% for the prior year. After adjusting for the completion of the XM Satellite Radio contract, cost of revenues for the twelve months ended December 31, 2002, was 86.1%, compared to 85.3% for the prior year.

Gross Profit. Gross profit for the twelve months ended December 31, 2002, was $8.6 million compared to $27.1 million for the prior year, a reduction of $18.5 million. As a percentage of total revenues, gross profit for the twelve months ended December 31, 2002, was 12.9%, compared to 20.7% for the prior year. After adjusting for the completion of the XM Satellite Radio contract, gross margin for the twelve months ended December 31, 2002, was 13.9%, compared to 14.7% for the prior year.

Sales and Marketing. Sales and marketing expenses for the twelve months ended December 31, 2002, were $8.1 million, compared to $7.1 million for the prior year. The increase of $1.0 million was mostly attributable to the acquisitions in the EMEA region described above together with increased sales and marketing expenses in the Asia Pacific region. As a percentage of revenues, sales and marketing expenses for the twelve months ended December 31, 2002, were 12.1%, compared to 5.4% for the prior year, reflecting the relatively fixed nature of the expenses.

General and Administrative. General and administrative expenses for the twelve months ended December 31, 2002, were $20.3 million, compared to $16.0 million for the prior year, an increase of $4.3 million. Included in these figures are provisions for bad debts net of benefits from recoveries of $2.7 million (net expense) in 2002 and $5.4 million (net benefit) in 2001, respectively.

Excluding the effects of recovering bad debts written off in prior periods, general and administrative expenses for the twelve months ended December 31, 2002, were $17.6 million, compared to $21.4 million for the prior year. Of the reduction of $3.8 million, $2.2 million was attributable to real property expenses charged against the restructuring provision and the balance of $1.6 million was attributable to our continuing efforts to manage the general and administrative expenses in relation to the volume of business.

As a percentage of revenues, general and administrative expenses excluding the effect of recovering bad debts written off in prior periods for the twelve months ended December 31, 2002, were 26.2%, compared to 16.3% for the prior year. The increase in percentage of revenues for the twelve months ended December 31, 2002, was attributable to the overall reduction in volume, described above under “Revenues.”

Restructuring Charge. The restructuring charge for the twelve months ended December 31, 2002, was $13.5 million. There was no comparable charge in the prior year. The charge was recorded pursuant to a restructuring plan adopted by us, which included a reduction of approximately 140 employees. Of the total charge of $13.5 million, $1.0 million related to employee severance and associated costs, and $12.5 million related to excess office space. Please see note 7 to our audited consolidated financial statements on page F-14.

Gain on Sale of Tower Portfolio and Administration, Net. During February 2000, we entered into an agreement for the sale of telecommunications towers that we owned. As part of the sale agreement, we agreed to lease unoccupied space on the towers, effectively guaranteeing a minimum rent level of a fixed amount on the towers sold. The gain from the tower portfolio sale deferred an amount corresponding to the rent commitment, until the space was leased to another tenant or otherwise satisfied. For the twelve months ended December 31, 2002, we recognized $2.0 million of this previously deferred gain, compared to $3.0 million for the prior year. As of December 31, 2002, we have recognized the entire deferred gain.

Depreciation and Amortization. Depreciation and amortization for the twelve months ended December 31, 2002, was $2.9 million, compared to $3.0 million for the prior year. Reductions in infrastructure depreciation of about $0.5 million were offset by increases in amortization of intangible assets of about the same amount.

Interest Income. Interest income for the twelve months ended December 31, 2002, was $0.8 million, compared to $1.9 million for the prior year. The reduction of $1.1 million was attributable to the lower average balance of cash deposits combined with further decreases in available yields on short-term investments.

Other Income (Expense). Other income and expense for the twelve months ended December 31, 2002, was a net expense of $3.8 million, compared to a net income of $22.1 million for the prior year. The net expense of $3.8 million for 2002 was composed of an impairment charge of $5.1 million and other income of $1.3 million. The impairment charge related to the entire investment we made in two separate companies, Plan + Design Netcare AG ($4.6 million) and Mobilocity, Inc. ($0.5 million). Both firms entered into statutory or voluntary liquidation plans during 2002 and, in both cases, no proceeds are anticipated to be returned to the stockholders. Of the other income of $1.3 million in 2002, $1.1 million was attributable to the recovery of excess provisions no longer required for operations in Egypt. The net income of $22.1 million for 2001 was largely related to the gains from the sale of our investments and assets held in NextWave ($21.4 million) and Tecnosistemi ($1.0 million). Please see note 10 to our audited consolidated financial statements on page F-15.

Provision (Benefit) for Income Taxes. The provision for income taxes was recorded for the twelve months ended December 31, 2002, using an effective income tax rate of 22.8% compared to 39.4% for the corresponding period for 2001. The lower rate reflects an adjustment to deferred tax assets, domestic losses and increased foreign taxes.

Net Income (Loss). Net loss for the twelve months ended December 31, 2002, was $28.7 million, compared to net income of $17.0 million for the prior year. Net income in 2001 was increased by gains related to the sale of our assets included in other income and expense of $22.4 million. The net loss for 2002 did not reflect any such unusual gains, and included a restructuring charge of $13.5 million as well as a charge for impaired assets of $5.1 million.

Comparison of Year Ended December 31, 2001, to Year Ended December 31, 2000

Revenues. Revenues for the twelve months ended December 31, 2001, were $130.6 million compared to $150.4 million for the prior year, a decrease of $19.8 million or 13.2%. A slowdown in a large fixed-price contract performed in the Middle East contributed $11.1 million to the decreased revenues. Revenue declines in the United States of $6.5 million, largely related to decreased customer spending on broadband and other wireless infrastructure spending also contributed to the decline. A major driver for the decline in revenues was the slowdown in wireless telecommunications infrastructure spending, due to the tightening of the capital markets during the year.

Cost of Revenues. Cost of revenues for the twelve months ended December 31, 2001, was $103.5 million compared to $110.3 million for the prior year, a decrease of $6.8 million. As a percentage of total revenues, cost of revenues was 79.3% and 73.3% for 2001 and 2000, respectively. Cost of revenues in 2001 was a higher percentage of revenues than in the previous year due to an increase in costs to complete a large fixed-price contract in the Middle East of $3.3 million, an additional provision for expatriate employees reimbursed taxes of $1.3 million, costs associated with lower utilization of professional staff of $1.0 million, and a $1.5 million benefit recorded in 2000 relative to certain employment related taxes recorded in prior years.

Gross Profit. Gross profit for the twelve months ended December 31, 2001, was $27.1 million compared to $40.1 million for the prior year, a decrease of $13.0 million or 32.4%. As a percentage of total revenues, gross profit was 20.7% and 26.7% for 2001 and 2000, respectively. The decline in gross margin in 2001 is primarily attributable to additional items of cost, discussed in “Cost of Revenues” above, and contract margin declines caused by increased competition driven by a slowdown in customer wireless telecommunications infrastructure spending.

Sales and Marketing. Sales and marketing expenses were $7.1 million for the twelve months ended December 31, 2001, compared to $7.8 million for the prior year, a decrease of $0.7 million. As a percentage of total revenues, sales and marketing was 5.4% and 5.2% for 2001 and 2000, respectively. The decrease is primarily attributed both to reductions in agent commissions relative to the revenue decline of a large fixed-price contract performed in the Middle East as well as reductions from cost saving measures.

General and Administrative. General and administrative expenses were $16.0 million for the twelve months ended December 31, 2001, compared to $19.7 million for the prior year. General and administrative expenditures in 2001 include a net benefit of $7.4 million due to the recovery of receivable balances written-off in prior years from two bankrupt customers, offset by bad debt provisions for 2001 of $2.1 million. The provision for bad debt expense in 2001 was caused by a general tightening of the capital markets to customers in the wireless telecommunications market and increased incidence of bankruptcy filings among our customers. Other increases in the general and administrative expenses in 2001 were related to employee severance and related costs of $0.7 million, insurance costs of $0.3 million, and other administrative costs associated with infrastructure to support anticipated international growth and expansion.

Gain on Sale of Tower Portfolio and Administration, Net. During February 2000, we entered into an agreement for the sale of telecommunications towers that we owned. As part of the sale agreement, we agreed to lease unoccupied space on the towers, effectively guaranteeing a minimum rent level of $5.2 million on the towers sold. The gain from the tower portfolio sale deferred an amount corresponding to this rent commitment, until the space was leased to another tenant. In 2001, we recognized $3.2 million of this previously deferred revenue, which was offset by $0.2 million in related operating expenses.

Depreciation and Amortization. Depreciation and amortization expense was $3.0 million for the twelve months ended December 31, 2001, compared to $2.9 million for the prior year.

Interest Income. Interest income was $1.9 million for the twelve months ended December 31, 2001, compared to $2.0 million for the prior year. Interest income in 2001 declined slightly over 2000 reflecting a decline in yields available for short-term investments.

Other Income (Expense). Other income was $22.1 million for the twelve months ended December 31, 2001, compared to an expense of $0.8 million for the prior year. Other income in 2001 was largely attributable to the sale of all of our NextWave class B common stock and substantially all of our current debt claims against NextWave resulting in a gain of $21.4 million. We also sold our investment in Tecnosistemi, an Italian telecommunications services company in which we invested in September 1999, resulting in a gain of $1.0 million in 2001. Other expense in the prior year was primarily due to losses from using the equity method of accounting for one of our investments. Please see note 10 to our audited consolidated financial statements on page F-15.

Provision (Benefit) for Income Taxes. The provision for income taxes was recorded for the twelve months ended December 31, 2001, using an effective income tax rate of 39.4% compared to 44.5% for the comparable period in 2000. The higher tax rate in 2000 reflects permanent differences relative to the tower portfolio sale.

Net Income. Net income was $17.0 million for the twelve months ended December 31, 2001, compared to $20.6 million in the prior year. Net income in both 2001 and 2000 was increased by gains related to the sale of our telecommunications towers of $26.4 million and $3.0 million in 2000 and 2001, respectively. Net income for 2001 also contained an unusual gain related to the sale of our assets included in other income of $22.4 million.

Liquidity and Capital Resources

Cash, restricted cash and short-term investments at September 30, 2003, provided total liquid assets of $28.3 million, compared to $39.3 million at December 31, 2002 and $53.1 million at December 31, 2001. The decrease in cash during 2002 of $13.8 million principally consisted of cash used in investing activities. The decrease in cash of $11.0 million during 2003 consisted of cash used to fund operating losses of $9.8 million and growth in accounts receivable of $15.2 million due to an increase in revenues, partially offset by the receipt of $8.6 million for United States federal and state income tax refunds and net proceeds from the new line of credit in The Netherlands as discussed below, and other changes in working capital. We believe that the recent award of new contracts, including Sprint and U.S. Cellular, will improve operating results in future periods and provide a source of cash from operations in the long term. However, excluding any proceeds from this offering, we expect our cash balances to further decline in the short term primarily due to the ramp-up of these contract awards and the expected growth in receivables at the onset of these contracts. We believe that for at least the next twelve months we have adequate cash and short-term investments to fund our operations. We plan to use a portion of the proceeds from this offering to support working capital requirements and may consider selling additional equity securities or using debt facilities as necessary. This may include obtaining financing through lines of credit or other short-term financing at a foreign entity level or on a contract specific basis such as our line of credit at Detron, our subsidiary in The Netherlands. During 2003, Detron established a line of credit, collateralized by Detron’s outstanding accounts receivable. Detron received proceeds from the line of credit of $6.5 million and repaid $5.4 million during 2003. From time to time, we are asked to provide performance and bid bonds, letters of credit or similar instruments primarily to support the execution of contracts. Our current practice is to provide cash collateral to support these instruments, which results in an increase in restricted cash. We anticipate an increase in the need for such collateral, which will be provided by restricted cash, credit facilities or some combination thereof.

Working capital was $40.6 million at September 30, 2003, compared to $50.0 million at December 31, 2002, a decrease of $9.4 million. The decrease was due mostly to a reduction in cash used to fund operating losses as discussed above. Working capital was $50.0 million at December 31, 2002, compared to $72.1 million at December 31, 2001, a decrease of $22.1 million. The decrease in working capital in 2002 was due principally to the use of cash to fund acquisitions and operating losses, and the reduction of receivables following the decrease in revenues during the year.

For the nine months ended September 30, 2003, cash used in operating activities was $10.8 million compared to $4.8 million for the nine months ended September 30, 2002, an increase of $6.0 million. Of this increase, $1.9 million was attributable to operating losses and $4.1 million was attributable to changes in non-cash working capital. For the twelve months ended December 31, 2002, cash used in operating activities was $2.8 million, compared to $7.7 million for twelve months ended December 31, 2001. Excluding $8.8 million of gains and related taxes from sales of investments and assets, cash provided by operating activities in the twelve months ended December 31, 2001 would have been $1.1 million. The cash used in operating activities in 2002 was largely attributable to our inability to reduce fixed expenses in relation to declining revenues.

Cash used in investing activities was $1.5 million for the nine months ended September 30, 2003, compared to $10.1 million for the nine months ended September 30, 2002. Cash used in investing activities in 2003 related primarily to the purchase of property and equipment of $0.8 million and acquisitions and investments of $0.7 million. Cash used in investing activities in 2002 largely related to the acquisitions of substantially all of the assets of Smith Woolley Telecom in the United Kingdom and Detron in The Netherlands. For the twelve months ended December 31, 2002, cash used in investing activities was $11.9 million. Of the $11.9 million used in 2002, $9.0 million related to the acquisitions made during the year and $2.9 million related to the purchase of property and equipment. For the twelve months ended December 31, 2001, cash provided by investing activities of $37.1 million was largely composed of $22.6 million in proceeds from the sale of investments and assets and $19.6 million in net proceeds from the sale of short-term investments. This was offset by the use of cash to make investments in affiliates of $1.8 million and purchase property and equipment of $3.4 million.

Cash provided by financing activities was $1.5 million for the nine months ended September 30, 2003, compared to cash provided of $0.8 million for the nine months ended September 30, 2002. Cash provided by financing activities in 2003 related primarily to the net proceeds of $1.1 million made available under the line of credit at Detron. Cash used in financing activities was $0.5 million for the year ended December 31, 2002, compared to cash provided by financing activities of $1.0 million for the year ended December 31, 2001. In 2002, we increased restricted cash by $1.3 million, which related to the deposit of cash to support the issue of certain advance and performance guarantees, offset by the receipt of $0.7 million resulting from the repayment of a loan by Telcom Ventures. For additional information about this loan, see “Certain Relationships and Related Transactions — Advances to and from Telcom Ventures and Related Parties.” Our cash position negated the need for any significant financing activity during the twelve months ended December 31, 2002.

Our operating lease obligations at December 31, 2002, were as follows (in thousands):

	Principal Payments Due

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

Operating lease obligations	$24,720	$4,792	$9,237	$7,080	$3,611

Of the total operating lease obligations at December 31, 2002 of $24.7 million, we anticipated receiving $12.1 million in sublease income, of which $2.3 million was committed.

We have no material cash commitments other than obligations under our operating leases and to fund Beijing LCC Bright Oceans Communication Consulting Co., Ltd., which amount is not expected to exceed $1.1 million, of which $0.4 million has been funded as of September 30, 2003. A second payment of $0.4 million was made in October 2003 and the remaining amount is expected to be paid in 2004. (See “Business — International Operations.”) We have not engaged in any off-balance sheet financing as of September 30, 2003.

Quantitative and Qualitative Disclosures About Market Risk and Foreign Exchange Risk

We are exposed to the impact of foreign currency fluctuations. Our exposure to exchange rates relates primarily to our foreign subsidiaries. Subsidiaries with material foreign currency exposure are in Great Britain, The Netherlands, Italy and Brazil. For our foreign subsidiaries, exchange rates can have an impact on the United States dollar value of their reported earnings and the intercompany transactions with the subsidiaries.

Customers outside of the United States accounted for 57.0% and 57.9% of our revenues for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively, the majority of which were in Europe. In connection with our recent acquisitions and the increased availability of 3G equipment in Europe, we anticipate continued growth of our international operations, particularly in Europe, the Middle East and Africa, in 2003 and beyond. As a result, fluctuations in the value of foreign currencies against the United States dollar may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated monthly into United States dollars at the weighted average exchange rate. Consequently, as the value of the dollar strengthens or weakens relative to other currencies in our major markets the resulting translated revenues, expenses and operating profits become lower or higher, respectively.

Fluctuations in currency exchange rates also can have an impact on the United States dollar amount of our shareholders’ equity. The assets and liabilities of our non-U.S. subsidiaries are translated into United States dollars at the exchange rate in effect on the date of the balance sheet for the respective reporting period. The resulting translation adjustments are recorded in shareholders’ equity as accumulated other comprehensive loss. The Euro was stronger relative to many of the foreign currencies at September 30, 2003, compared to September 30, 2002. Consequently, the accumulated other comprehensive loss component of shareholders’ equity decreased $1.3 million during the nine months ended September 30, 2003. As of September 30, 2003, the total amount of long-term intercompany receivable/payables in non-U.S. subsidiaries subject to this equity adjustment, using the exchange rate as of the same date, was $8.2 million. At December 31, 2002, the dollar was stronger relative to many of the foreign currencies compared to December 31, 2001. Consequently, the accumulated other comprehensive loss component of shareholders’ equity increased $1.5 million during the twelve months ended December 31, 2002. As of December 31, 2002, the total amount of long-term intercompany receivable/payables in non-U.S. subsidiaries subject to this equity adjustment, using the exchange rate as of the same date, was $13.5 million.

We are exposed to the impact of foreign currency fluctuations due to the operations of short-term intercompany transactions between our London office and our consolidated foreign subsidiaries. While these intercompany balances are eliminated in consolidation, exchange rate changes do affect consolidated earnings. Foreign subsidiaries with amounts owed to London operations at September 30, 2003 (denominated in Euros) include Italy in the amount of $1.5 million and The Netherlands in the amount of $0.2 million. These balances generated a foreign exchange gain of $0.2 million included in our consolidated results at September 30, 2003. A hypothetical appreciation of the Euro of 10% would result in a $0.2 million increase to our operating losses generated outside the United States. This was estimated using a 10% appreciation factor to the average monthly exchange rates applied to net income or loss for each of our subsidiaries in the respective period. Foreign exchange gains and losses recognized on any transactions are included in our consolidated statements of operations.

Although currency fluctuations can have an impact on our reported results and shareholders’ equity, such fluctuations generally do not affect our cash flow or result in actual economic gains or losses. We currently do not hedge any of these risks in our foreign subsidiaries because: (i) our subsidiaries generally earn revenues and incur expenses within a single country and, consequently, do not incur currency risks in connection with the conduct of their normal operations; (ii) other foreign operations are minimal; and (iii) we do not believe that hedging transactions are justified by the current exposure and cost at this time.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 addresses off-balance sheet assets, liabilities and obligations and provides guidance for determining which entities should consolidate the assets and liabilities associated with an obligation. FIN 46, as amended, is effective for fiscal periods beginning after December 15, 2003. Immediate adoption is required for entities created after January 31, 2003. The adoption of FIN 46 is not expected to have a material impact on our financial condition and results of operations.

In December 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB Statement No. 123. This statement provides for alternative methods of transition for a company that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The statement also amends the required disclosures relating to employee stock-based compensation effective December 31, 2002. At this time, we do not plan to adopt the fair value based method of accounting for our stock-based employee compensation.

In November 2002, FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also to include more detailed disclosures in respect to those guarantees. FIN 45 is effective on a prospective basis for guarantees issued or modified starting January 1, 2003, and requires the additional disclosures for the interim and annual financial statements for periods ending after December 15, 2002. We do not anticipate issuing any guarantees which would be required to be recognized as a liability under FIN 45 and, therefore, we do not expect the adoption of this interpretation to have a material impact on our financial condition and results of operations.

In July 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The statement provides specific guidance for the recognition, measurement and reporting of costs associated with exiting an activity or disposing of a long-lived asset, including restructuring charges that we currently account for under EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions are effective after December 31, 2002. Our adoption of SFAS No. 146 may have an effect on the timing of future restructuring charges taken, if and when they occur.

Business

Overview

We are an independent provider of integrated end-to-end solutions for wireless voice and data communications networks with offerings ranging from high level technical consulting, to system design and turnkey deployment, to ongoing management and optimization services. We have been successful on occasion in using initial opportunities to provide high level technical consulting services to secure later-stage system design and deployment contracts. Long-term engagements to provide design and deployment services also enable us to secure ongoing management and operations projects. Providing ongoing operations and maintenance services also positions us well for additional opportunities as new technologies continue to be developed and wireless service providers must either upgrade their existing networks or deploy new networks to utilize the latest available technologies.

Since our inception in 1983, we have delivered wireless network solution services to more than 350 customers in over 50 countries. Customers outside of the United States accounted for 57.0% and 57.9% of our revenues for the year ended December 31, 2002, and the nine months ended September 30, 2003, respectively.

Industry Background

  Wireless Telecommunications Networks

Wireless networks are telecommunications systems built using radio-based systems that allow a telephone set or data terminal to communicate without a metallic or optical cord or wire equipment. The life cycle of a wireless network continually evolves and consists of several phases including strategic planning, design, deployment, expansion, and optimization and maintenance. During the strategic planning phase, operators pursue the licenses necessary to build out a wireless system and make decisions about the type of technology and equipment to be used, where it will be located and how it will be configured. Technical planning and preliminary engineering designs are often required to decide on a deployment strategy and determine construction costs and the revenue generating ability of the wireless system.

Following acceptance of a wireless network design, access to land or building rooftops must be secured for towers or telecommunications equipment, including radio base stations, antennae and supporting electronics. Each site must be qualified in a number of areas, including zoning ordinance requirements, regulatory compliance and suitability for construction. Detailed site location designs are prepared and radio frequency engineers review interference to or from co-located antennae. Construction and equipment installation then must be performed and site performance is measured after completion of construction. Finally, professional technicians install and commission the new radio equipment, test it, integrate it with existing networks and tune the components to optimize performance.

Once a wireless network becomes operational and the number of subscribers increases, the system must be expanded to increase system coverage and capacity. In addition, the wireless system must be continually updated and optimized to address changes in traffic patterns, and interference from neighboring or competing networks or other radio sources. Optimization also involves tuning the network to enable operators to compete more effectively in areas where there are multiple system operators.

Finally, as new technologies are continuously developed, wireless service providers must determine whether to upgrade their existing networks or deploy new networks utilizing the latest available technologies. Overlaying new technologies, such as 2.5 generation, or 2.5G, and 3G, with an existing network or deploying a new network requires operators to reengage in the strategic planning, design, deployment, expansion, and optimization and maintenance phases of a new cycle in the life of an existing or new network.

  Growth and Evolution of the Wireless Telecommunications Industry

Worldwide use of wireless telecommunications has grown rapidly as cellular and other emerging wireless communications services have become more widely available and affordable for the mass business and consumer markets. The rapid growth in wireless telecommunications is driven by the dramatic increase in wireless telephone usage, as well as strong demand for wireless Internet and other data services.

Wireless access to the Internet is in an early stage of development and growing rapidly as web-enabled devices become more widely accessible and affordable. Demand for wireless Internet access and other data services is accelerating the adoption of new technologies such as those embodied in the third generation standard, known as 3G, to enable wireless networks to deliver enhanced data capabilities. Examples of wireless data services include e-mail, messaging services, music on-demand, m-banking, locations-based services and interactive games.

  Key Drivers of Change in Our Business

Despite some estimates that 2003 capital expenditures by United States wireless service providers would be lower than expenditures for 2002, we have observed an increase in spending in the areas of network design, deployment and optimization by several wireless service providers. Historically, the key drivers of change in our business have been: (i) the issuance of new or additional licenses to wireless service providers; (ii) the introduction of new services or technologies; (iii) the increases in the number of subscribers served by wireless service providers, the increase in usage by those subscribers and the scarcity of wireless spectrum; and (iv) the increasing complexity of wireless systems in operation. Each of these key drivers is discussed below.

•	The issuance of new or additional licenses to wireless service providers. After receiving new or additional licenses necessary to build out their wireless systems, wireless service providers must make decisions about what type of technology and equipment will be used, where it will be located and how it will be configured. In addition, detailed site location designs must be prepared and radio frequency engineers must review interference to or from co-located antennae. Construction and equipment installation then must be performed and professional technicians must install and commission the new radio equipment, test and integrate it with existing networks and tune the components to optimize performance. Recently we have seen increased spending by wireless service providers as a result of license swaps by providers seeking to maximize spectrum use and increase coverage. For example, after U.S. Cellular received spectrum licenses from AT&T Wireless in August 2003, U.S. Cellular engaged us to provide turnkey design and deployment services for its wireless networks in several cities covered by these licenses. This project will involve the development of a design by our radio frequency, or RF, engineers that meets U.S. Cellular’s requirements, the acquisition of rights to existing wireless sites or the development of new sites to match the design, the preparation of these sites as necessary to receive U.S. Cellular’s radio equipment, and the installation, powering and testing of the equipment to ensure that it meets U.S. Cellular’s expectations.

•	The introduction of new services or technologies. Although wireless service providers traditionally have relied upon their internal engineering workforces to address a significant portion of their wireless network needs, the rapid introduction of new services or technologies in the wireless market and the need to reduce operating costs in many cases has resulted in wireless service providers and equipment vendors focusing on their core competencies and, as a result, outsourcing an increasing portion of their network services. Recently, several wireless service providers have upgraded or have begun upgrading their networks to reduce the rate at which customers deactivate their wireless services and to accommodate two recently introduced services: (i) push-to-talk, which allows wireless callers to instantly connect directly with other wireless callers using the same network simply by pressing a button on their handset (similar to a two-way radio); and (ii) multimedia messaging, which allows wireless users to send and receive messages with a combination of media elements such as text, image, sound and video. In addition, in the United States, the Federal Communications Commission, or FCC, is requiring wireless service providers to provide wireless number portability to customers, which makes it easier for consumers to switch wireless service providers by giving consumers the ability to do so without changing their phone numbers. Wireless number portability increases the complexity of call processing, number administration, service assurance and network operations. We believe that nearly every U.S.-based wireless service provider is, or will be, upgrading its network in order to mitigate the potential for customer termination or churn as a result of the implementation of number portability. This involves providing both additional network capacity and expanded geographic coverage to address wireless customers’ perceptions of network quality. We are currently providing design, optimization and deployment services for a number of wireless service providers in preparation for the implementation of number portability.

•	The increases in the number of wireless subscribers, the increase in usage by those subscribers, and the scarcity of wireless spectrum. The increases in the number of subscribers served by wireless service providers, the increase in usage by those subscribers, and the scarcity of wireless spectrum require wireless service providers to expand and optimize system coverage and capacity to maintain network quality. The wireless system also must be continually updated and optimized to address changes in traffic patterns and interference from neighboring or competing networks or other radio sources. According to the Cellular Telecommunications Industry Association, a wireless trade group, the wireless penetration rate in the United States increased from 31% in 1999 to 48% at year end 2002. In addition, the Yankee Group, a technology research and consulting firm, forecasts that the global user base will increase 49% from 2003 to 2007.

•	The increasing complexity of wireless systems. As new technologies are developed, wireless service providers must determine whether to upgrade their existing networks or deploy new networks utilizing the latest available technologies in order to maintain their market share. For example, overlaying new technologies such as 2.5G and 3G with an existing network or deploying a new network requires wireless service providers to reengage in the strategic planning, design, deployment, expansion, and optimization and maintenance phases of a new cycle in the life of an existing or new network. We believe the resurgence in spending in 2003 by several wireless service providers is the result of, among other things, wireless service providers gradually upgrading their networks to support enhanced services and/or 3G technologies.

  The Need for Outsourcing

As a result of the drivers of change in our business described above, we believe that wireless service providers are seeking to outsource an increasing portion of their wireless network needs and are engaging professional service firms that:

•	offer turnkey solutions through in-country presence in the markets to be served;

•	have expertise with all major wireless technologies;

•	offer speed to market and cost effective network implementation;

•	have experience working with all major equipment vendors; and

•	have sufficient numbers of highly skilled employees capable of handling large-scale domestic and international projects.

The LCC Solution

We help wireless service providers around the world address the issues they face in developing networks to meet subscriber demand, reduce their costs and add new services and functionality. In addressing these issues and the need for wireless service providers, telecommunications equipment vendors and others to outsource an increasing portion of their wireless network services, we believe that we distinguish ourselves through several competitive advantages:

•	Ability to deliver turnkey solutions. Our ability to provide end-to-end, or turnkey, services enables our wireless customers to engage us as a single responsible party accountable for delivering and managing its wireless network under a single contract. We coordinate our use of resources for each phase of the project from planning to design and deployment to optimization and management of the wireless network, enabling us to reduce the time and cost of our services. In order to supplement such services, we have established a presence in Algeria, Brazil, China, Greece, Italy, Spain, The Netherlands and the United Kingdom. We provide our customers with a primary point of accountability and reduce the inefficiencies associated with coordinating multiple subcontractors to enable projects to be transitioned from discipline to discipline in an efficient manner.

•	Expertise and experience with all major wireless technologies, system protocols and equipment vendors. We have experience working with all major wireless access technologies, including second generation, or 2G, 2.5G and 3G digital system protocols and their respective migration paths, including: (i) Global System for Mobile Communications (GSM); (ii) Time Division Multiple Access (TDMA); (iii) Code Division Multiple Access (CDMA); (iv) Integrated Dispatch Enhanced Network (iDEN); (v) broadband’s Local Multipoint Distribution System (LMDS), Multichannel Multipoint Distribution Service (MMDS), 802.11x (Wi-Fi) and 802.16 (WiMax) technologies; (vi) Europe’s equivalent to iDEN referred to as Tetra; and (vii) core network technologies.

We are actively engaged in supporting the development of new and emerging technologies and standards in the wireless telecommunications industry through participation in industry panels and industry association forums and through independent research. We have worked with the equipment made by all major equipment manufacturers. Our Wireless Institute is an integral part of our technical development activities.

•	Speed to market. Our expertise, global presence and processes enable us to respond quickly to support our customers’ deployment objectives. Members of our technical, design and deployment teams often work together with the customer at the initial stage of a project in order to plan an effective and efficient solution for the customer’s needs.

•	Worldwide depth of resources. Our system deployment professionals collectively have experience deploying networks in the major markets in the United States as well as many countries throughout the world. As of September 30, 2003, approximately 55% of our billable employees were employed outside the United States and represented 49 different nationalities. During the past 20 years, our professionals have designed wireless networks employing all major technologies in North America, Europe, Asia, Latin America, the Middle East and Africa. Our professional staff is highly educated with many of our engineering professionals holding masters degrees or doctorates.

LCC Services

We offer to our wireless customers a complete range of wireless network services, including: (i) high level technical consulting services (3.4% of revenues for fiscal 2002 and 10.5% of revenues for the nine months ended September 30, 2003); (ii) design and deployment services (95.0% of revenues for fiscal 2002 and 86.1% of revenues for the nine months ended September 30, 2003); and (iii) ongoing operations and maintenance services (1.6% of revenues for fiscal 2002 and 3.4% of revenues for the nine months ended September 30, 2003).

  Technical Consulting Services

Applying our extensive technical and operational expertise and experience, we may be initially engaged by a wireless customer to analyze the engineering and technology issues related to a proposed network deployment project. From assisting customers with evaluating their business plans, to licensing and application support, technology assessments and defining and refining implementation strategies, our team of senior wireless professionals focuses on providing our customers with key insights into all aspects of wireless communications and the impact that a new technology, device or application might have on the industry. We also provide training to our engineers and our customers through our Wireless Institute, which covers the latest technologies developed and employed throughout the world. Over the past four years, our Wireless Institute has taught over 500 classes worldwide.

  Design and Deployment Services

Program management. We provide project management services as part of an overall design and deployment project, to manage site acquisition, radio frequency engineering, fixed network engineering and construction management services. Project managers utilize our proprietary software system, Web Integrated Network Deployment System, or WINDS, to manage all phases of an engagement. Utilizing WINDS, all information regarding a project is stored in one location, enabling project managers to track and retrieve information across all project phases, including site acquisition and leasing, zoning, construction, materials management, radio frequency engineering and installation and optimization. The WINDS system generates a visual presentation of the network in process, provides customers with access to timelines and forecasts for each phase of the project using remote connectivity and an Internet browser. We maintain copyright and trade secret protection for our WINDS system.

Radio frequency and fixed network engineering. We provide both radio frequency engineering and fixed network engineering services to design wireless networks for our customers. Our engineers design each wireless network based upon the customer’s transmission requirements, which are determined based upon the projected level of subscriber density, estimated traffic demand and the scope of the operator’s license coverage area and the most effective connection to the wireline backbone. Our engineers perform the calculations, measurements and tests necessary to optimize placement of wireless equipment, to optimize use of radio frequency and to deliver the highest possible signal quality for the greatest portion of subscriber usage within existing constraints. Typical constraints that must be addressed include cost parameters, terrain and license limitations, interference from other operators, site availability limitations and applicable zoning restrictions as well as other factors.

In addition, because most wireless calls are ultimately routed through a wireline network, traffic from wireless networks must be connected with switching centers within wireline networks. Our fixed network engineers determine the most effective method to connect cell sites to the wireline backbone. We also provide services to cover the core network including interconnect, switching and microwave engineering for all access technologies, including connection into the telecommunications infrastructures of competitive local exchange carriers, or CLECs, and incumbent local exchange carriers, or ILECs.

Competitive benchmarking. We provide system analyses to our wireless customers for the measurement of network performance, including “benchmarking” versus competitors based upon an extensive set of parameters such as call quality, drop call rates, signal strength and coverage.

Site acquisition and development. Our local experts in each geographic market evaluate the feasibility and desirability of base station locations in the proposed area according to the wireless customer’s requirements, including zoning ordinance requirements, leasing constraints and building access issues.

Regulatory compliance. We have a regulatory compliance program in the United States designed to satisfy Federal Communications Commission and Occupational Safety and Health Administration requirements with respect to radio frequency emissions.

Architecture and engineering. We manage various activities associated with the design, layout and physical assessment of existing and proposed telecommunications facilities, including base stations and switching centers. This includes managing architecture and engineering firms with respect to site drawings, zoning exhibits, structural analysis and making recommendations to confirm that the infrastructure has the structural capacity to accommodate the design of the wireless network. We also provide other materials and services as may be necessary to secure building permits and jurisdictional approvals.

Construction and procurement management. We manage various construction subcontractors to prepare the rooftop or tower site and secure the proper electrical and telecommunications connections. We also manage the procurement of materials and equipment for our wireless customers and the installation of radio frequency equipment, including base station electronics and antennae.

  Operations and Maintenance Services

We provide operations and maintenance services to wireless service providers with ongoing outsourcing needs. Depending on customers’ needs, the scope of such arrangements varies greatly — we may assume responsibility for all or part of the day-to-day operation and maintenance of wireless networks.

In May 2003, we formed LCC Wireline, Inc., a new subsidiary of our company, to pursue wireline-related contracts with CLECs and ILECs. LCC Wireline provides engineering, furnishing and installation services for transmission, switching, and DC power systems. We believe that wireline providers will continue to require additional infrastructure services in order to address both aging wireline networks and the growing technical demands generated by integrated voice, data and video networks.

Business Strategy

The principal elements of our business strategy are to: (i) provide end-to-end services; (ii) increase our presence in new geographic areas to capitalize on emerging opportunities; (iii) benefit from parallel market opportunities by using our current knowledge base; and (iv) attract and retain highly qualified personnel.

•	Provide end-to-end services. We provide integrated end-to-end solutions ranging from high level technical consulting, to system design and deployment, to ongoing operations and maintenance services. Our ability to provide end-to-end, or turnkey, services enables our wireless customers to engage a single, responsible party who is accountable for delivering and managing its wireless network under a single contract. Accordingly, we leverage initial consulting opportunities to secure later-stage system design and deployment contracts, and engagements to provide design and deployment services enabling us to secure ongoing operations and maintenance projects. Providing ongoing operations and maintenance services, in turn, positions us well for additional opportunities as wireless service providers must either upgrade their existing networks or deploy new networks to benefit from the latest available technologies. Recently, we were engaged to perform turnkey services for U.S. Cellular and Sprint. In U.S. Cellular’s case, we have been retained to provide network design, site acquisition, zoning, permitting, civil engineering and construction services. In Sprint’s case, Sprint is providing network engineering functions while we are performing the remaining turnkey activities. Many clients initially engage us to perform specific services, such as engineering services. Once we secure a client relationship, we work to expand our relationship to provide additional services offered by the company. We do this by understanding the client’s needs and leveraging our reputation and demonstrated performance on client engagements. We typically self-perform network design, site acquisition and zoning services and hire subcontractors to perform civil engineering and construction services under our direct management. Self-performed work generally carries higher profit margins than subcontracted work.

•	Increase our presence in new geographic areas to capture additional growth opportunities. In order to realize the full benefit of wireless deployment worldwide, we target areas with strong potential growth by creating a localized presence. We pursue this effort through establishing a local presence, pursuing strategic acquisitions and entering into partnerships to reach new markets. We currently have a localized presence in Algeria, Brazil, China, Greece, Italy, Spain, The Netherlands and the United Kingdom in addition to the United States, and are considering expansion into other markets. Recently, to increase our local presence in emerging areas, we have entered into several strategic acquisitions and investments, a strategy that we plan to continue as a means to both complement our internal growth and position ourselves to capitalize on anticipated high growth areas. In particular: (i) in January 2002 we acquired Smith Woolley Telecom, a consulting firm in the United Kingdom specializing in site search, acquisition, design, build, management and maintenance services; (ii) in July 2002 we acquired 51% of Detron, a consulting firm in The Netherlands specializing in deployment, management and maintenance services; and (iii) in July 2003 we agreed through our wholly-owned subsidiary, LCC China Services, to a joint venture pursuant to which we own 49% of LCC/ BOCO, a new entity offering a full range of design, implementation and operations and maintenance services to wireless service providers throughout China. Our acquisition strategy is focused on firms that will enable us to cost-effectively add new clients and realize the potential benefits of new markets. We intend to continue to selectively acquire or partner with high quality companies that accelerate our access to, and provide us with a local presence in, new markets.

•	Benefit from parallel market opportunities using our current knowledge base. We actively seek to expand into new markets through the use of our comprehensive knowledge of wireless voice and data communications networks. We also believe that the rapid growth in the worldwide use of wireless telecommunications has created a need for our services in related fields. For example, because most wireless calls are ultimately routed through a wireline network, traffic from wireless networks must be connected with switching centers within wireline networks. Because our fixed network engineers determine the most effective method to connect cell sites to the wireline backbone, and because many of the types of engineering services provided to wireline operators are similar to the types of services we provide in the wireless area, we have been engaged to provide wireline-related services by wireless service providers and equipment vendors. We also recently formed LCC Wireline to pursue contracts with CLECs and ILECs, many of which are in the process of upgrading their networks. We expect that wireline carriers will enhance their networks as a result of, among other things, the renewed interest in digital subscriber lines, or DSL, the expansion of long distance services, and the emergence of the surviving CLECs from bankruptcy. In addition to the wireline opportunities, we are exploring fixed and mobile wireless opportunities in the government and enterprise sectors. The United States government is exploring ways to provide reliable wireless connectivity for all “first-responders” and other law enforcement and public safety agencies using both existing and new networks and technologies. Large enterprises also are beginning to explore how wireless technologies such as the existing cellular and personal communication system, or PCS, services, as well as the new Wi-Fi and WiMax technologies, may be used to enhance productivity and reduce operating expenses. We have already provided consulting services to both government agencies and corporate customers and we intend to expand our opportunities in these areas.

•	Attract and retain highly qualified personnel. As a service business, our success depends on our ability to attract, train and retain highly skilled professionals. As a result, we seek to recruit highly skilled personnel, facilitate their professional development and create a business atmosphere that encourages their continued employment. As of September 30, 2003, we had 767 employees, of which 606 were billable employees. As of that date, approximately 55% of our billable employees were employed outside of the United States. Our professional staff is highly educated with many of our engineering professionals holding masters degrees or doctorates. Recognizing the critical importance of retaining highly qualified personnel for our business, we work closely with our employees to develop and enhance the technical, professional and management skills required to be successful at our company. Our senior management believes it is critically important to create and maintain an open culture that encourages learning, responsibility and collaboration. For example, C. Thomas Faulders, III, our chief executive officer, hosts monthly teleconference meetings with all employees to foster an open working environment. We recognize that preserving our culture requires our employees to have a stake in the success of our business. For that reason, we have granted stock options to a significant majority of our employees, including our clerical and administrative support staff. We also invest in all of our professionals by expanding their professional education through our Wireless Institute, which provides training for our engineers and our customers covering the latest technologies developed and deployed throughout the world.

Customers and Backlog

We provide consulting, design and deployment, and operations and maintenance services to wireless service providers, telecommunications equipment vendors, satellite service providers, systems integrators and tower companies. In 2002, revenues from O2 (United Kingdom and The Netherlands) were $7.8 million, or

11.7% of our total revenues, and revenues from T-Mobile were $7.0 million, or 10.5% of total revenues. Some of our customers include:

AT&T Wireless
Ericsson
H3G
Nextel
O2
Sprint
T-Mobile
U.S. Cellular

Our top ten customers accounted for 78.1% of total revenues for the nine months ended September 30, 2003.

Our firm backlog was approximately $142 million at September 30, 2003. We define firm backlog as the value of work-in-hand to be done with customers as of a specific date where the following conditions are met: (i) the price of the work to be done is fixed; (ii) the scope of the work to be done is fixed, both in definition and amount (for example, the number of sites has been determined); and (iii) there is a written contract, purchase order, agreement or other documentary evidence which represents a firm commitment by the client to pay us for the work to be performed. We also had implied backlog of approximately $8 million as of September 30, 2003. We define implied backlog as the estimated revenues from master service agreements and similar arrangements, which have met the first two conditions set forth above but for which we have not received a firm contractual commitment. Our contracts typically include provisions that permit customers to terminate their contracts under various circumstances, including for customer convenience. Our firm backlog at September 30, 2003 includes backlog arising from the recent contract awards we received from Sprint and U.S. Cellular. Our firm backlog was approximately $29 million and our implied backlog was approximately $21 million at December 31, 2002.

Sales and Marketing

We sell and market our consulting, design and deployment, and operations and maintenance services through the collaborative efforts of our sales force, our senior management, our marketing group and our Wireless Institute. Excluding our Wireless Institute staff, as of September 30, 2003, we employed 29 full-time sales and marketing staff, based in our offices in Australia, Italy, the United Kingdom, the United States and The Netherlands. In addition, our LCC/ BOCO joint venture gives us access to LCC/ BOCO’s marketing and sales staff throughout China.

  Sales

We have established sales forces in three regions of the world: (i) the Americas (North, Central and South); (ii) Europe, the Middle East and Africa; and (iii) Asia Pacific. Our sales forces in those regions work in conjunction with our senior executives to develop new client relationships. Sales personnel and our senior management proactively establish contact with targeted prospects to identify potential sales opportunities and work to establish awareness and preference for our services. Because customers’ purchase decisions often involve an extended decision making process requiring involvement of their technical personnel, our sales personnel work collaboratively with our technical consulting and deployment personnel to develop new sales leads and secure new contracts.

  Marketing

Our marketing staff supports our business strategy through articles, publications, analyst meetings and conferences. The marketing group conducts market and competitive analyses, defines industry-specific business requirements and identifies potential sales opportunities. Our marketing group helps position service offerings, creates awareness/brand recognition and manages joint marketing efforts with strategic alliance partners.

  Wireless Institute

Our Wireless Institute positions us well to generate additional sales opportunities. For over a decade, wireless service providers, equipment vendors, and others have used our Wireless Institute to train their personnel on the latest wireless technologies. Training customer employees and management often allows us to identify areas where our services may be needed by such customers. Members of the Wireless Institute’s staff often serve as an interface point between our clients and our sales professionals. Over the past four years, our Wireless Institute has taught more than 500 classes worldwide.

Competition

The market for technical consulting, design and deployment, and operations and maintenance is highly competitive and fragmented and includes numerous service providers. In particular, we believe that the competition in Europe is particularly fragmented with numerous small, regional independent service providers. Our competitors fall into six broad categories:

•	internal staffs of wireless and wireline service providers;

•	telecommunications equipment vendors, such as Ericsson and Nortel, which frequently provide design and deployment services as part of an equipment sale;

•	independent service companies, such as Wireless Facilities, Inc., which provide a full range of wireless network services, and a large number of other companies that provide limited wireless services;

•	construction and project management companies, such as Bechtel Group Inc. and General Dynamics, for the deployment of wireless networks;

•	tower ownership and management companies, such as Crown Castle International and American Tower Corporation, which provide tower deployment service capabilities; and

•	information technology and consulting companies such as Bearing Point, Inc., Logica and others, which have developed capabilities to deliver network consulting services to wireless service providers.

Although the services provided by many of these competitors are comparable to the services we provide, there are areas where certain competitors may have an advantage over us. For example, telecommunications equipment vendors presumably know the relative strengths and weaknesses of their products better than the service providers who have no product offerings; construction companies have more hands-on capabilities with respect to the construction aspects of a deployment project; and equipment vendors, construction companies and tower ownership and management companies have greater financial resources that allow them to offer financing and deferred payment arrangements. In addition, many of our competitors have significantly greater marketing resources, larger workforces and greater name recognition than us.

We believe our ability to compete depends on a number of additional factors, which are outside of our control, including: (i) the willingness of competitors to finance customers’ projects on favorable terms; (ii) the ability and willingness of customers to rely on their internal staffs to perform services themselves; and (iii) the customer’s desire to bundle equipment and services.

We believe that the principal competitive factors in our market include expertise in new and evolving technologies, industry experience, ability to deliver end-to-end services, ability to provide hardware- and technology-independent solutions, ability to deliver results within budget and on time, worldwide depth of resources, reputation and competitive pricing. In particular, we believe that the breadth of our service offerings, the efficiencies of our processes, our ability to integrate new technologies and equipment from multiple vendors, our ability to provide training for our customers through our Wireless Institute and the high quality of our professional staff provide us with a competitive advantage.

Employees

As of September 30, 2003, we had 767 full-time employees worldwide. We believe that relations with our employees are good. None of our employees are represented by a labor union, and we have not experienced any work stoppages.

International Operations

During the last two years, we have entered into a number of strategic acquisitions and investments to enhance our international wireless capabilities and establish a local presence in country. For instance, in July 2003, we agreed through our wholly-owned subsidiary, LCC China Services, to a joint venture with BOCO, a publicly-traded Chinese systems integrator. Through this joint venture, BOCO owns 51% of the equity of a new entity, LCC/ BOCO, while we own the remaining 49%. The combined capital contributions from LCC and BOCO to LCC/ BOCO will not exceed approximately $2.2 million, which the parties intend to fund over the initial six months of LCC/ BOCO’s operations. LCC/ BOCO is based in Beijing, China, and serves as our operational arm within China. LCC/ BOCO began operations in August 2003, and currently has 29 employees and is represented by approximately 200 sales and marketing professionals located in BOCO’s offices in each of China’s provinces. LCC/ BOCO offers a full range of design, implementation, and operations and maintenance services to wireless service providers throughout China, where we have seen an increased demand for third-party independent solution providers. LCC/ BOCO also has access to our RF engineering and deployment skills and our Wireless Institute as well as to BOCO’s wireless network management, planning and optimization systems and its research and development department with a staff of approximately 400.

The further development of our international operations requires us to research and comply with local laws and regulations, including employment, corporate and tax laws. For example, if we enter into a longer term contract overseas, we are often required to establish a local presence in country, either as a branch or subsidiary, and, if hiring locally, to comply with all local employment recruiting, hiring and benefit requirements. When not hiring locally, we face the task of obtaining visas and work permits for our assigned employees and must comply with local tax requirements for our expatriate employees.

For financial information about geographic areas, please see note 19 to our audited consolidated financial statements on page F-25.

Properties

We currently lease approximately 155,000 square feet of office space at our headquarters in McLean, Virginia, under a ten-year lease expiring in 2007. We occupy approximately 40,000 square feet of the McLean facility and currently sublease approximately 50,000 square feet to subtenants. Approximately 65,000 square feet were vacant as of September 30, 2003 and we are actively pursuing additional subleasing opportunities.

We lease approximately 8,600 square feet of office space at our EMEA regional headquarters in London, England, under a 13-year lease expiring in September 2014. We occupy approximately 4,200 square feet of the London facility and currently sublease approximately 2,200 square feet to subtenants. Approximately 2,200 square feet were vacant as of September 30, 2003 and we are actively pursuing subleasing opportunities.

In addition, we lease office space in connection with our local operations in North and South America (Mission Viejo, California and São Paulo, Brazil), the United Kingdom (Cambridge, Bath, Newark and Enfield), Italy (Rome and Milan), The Netherlands (’s Hertogenbosch). We also lease space in connection with our regional marketing efforts in Spain and Australia.

Government Regulation

Although we are not directly subject to any FCC or similar government regulations, the wireless networks that we design, deploy and manage are subject to various FCC regulations in the United States and other international regulations. These regulations require that these networks meet certain radio frequency emission standards, not cause unallowable interference to other services, and in some cases accept interference from other services. These networks are also subject to government regulations and requirements of local standards bodies outside the United States.

Legal Proceedings

From time to time we are party to legal proceedings. We do not believe that any of the pending proceedings would have a material adverse effect on our business, financial condition or results of operations. However, we have no assurance that an unfavorable decision in any such legal proceeding would not have a material adverse effect.

Management

Executive Officers and Directors

Listed below are our executive officers and members of our board of directors, their ages as of September 4, 2003 and their positions with our company.

Name	Age	Position

C. Thomas Faulders, III	54	Chairman and Chief Executive Officer
Michael S. McNelly	52	Senior Vice President, The Americas
Graham B. Perkins	54	Senior Vice President, Chief Financial Officer and Treasurer
Carlo Baravalle	42	Senior Vice President, Europe, Middle East and Africa
Peter A. Deliso	42	Vice President, Corporate Development, General Counsel and Secretary
Tricia L. Drennan	34	Vice President, Corporate Communications and Investor Relations, and Assistant Secretary
Terri L. Feely	37	Vice President, Human Resources
Vincent F. Gwiazdowski	49	General Manager and Vice President, Asia Pacific
Julie A. Dobson	47	Director
Mark D. Ein	38	Director
Steven J. Gilbert	56	Director
Susan Ness	55	Director
Dr. Rajendra Singh	49	Director
Neera Singh	44	Director

C. Thomas Faulders, III has served as our chairman of the board of directors and chief executive officer since May 15, 1999. From 1998 until he joined our company in 1999, Mr. Faulders was an independent consultant assisting high-tech and telecommunications companies with business related matters. From 1995 to 1998, Mr. Faulders served as executive vice president, treasurer and chief financial officer of BDM International, Inc. During his tenure with BDM, Mr. Faulders served as president of the Integrated Supply Chain Solutions unit where he played an integral part in the company’s sale to TRW in 1997. From 1992 to 1995, Mr. Faulders was vice president and chief financial officer of Comsat Corporation, a provider of international communications and entertainment. From 1985 to 1992, he served in several senior sales, marketing and finance positions with MCI Communications Corporation, a long distance service provider. Mr. Faulders serves on the board of directors of United Defense Industries, Inc., a defense contractor, and ePlus inc., a provider of supply chain software. He is also a director of two private companies.

Michael S. McNelly has served as our senior vice president, the Americas, since March 2000. From July 1999 to March 2000, Mr. McNelly worked for BroadStream Corp., where he served as senior vice president of engineering and operations. From May 1998 to July 1999, Mr. McNelly was our senior vice president, telcom services. From 1994 to May 1998, Mr. McNelly founded Koll Telecommunications Services and served as its president and chief executive officer before it was acquired by our company. Prior to that, he served as executive vice president of engineering and operations for LA Cellular. Before joining LA Cellular, Mr. McNelly was the vice president and general manager for PacTel Development Corporation and held several positions at Cellular One — San Francisco, including vice president of engineering and operations.

Graham B. Perkins has served as our senior vice president, chief financial officer and treasurer since January 2003. From May 2002 to January 2003, Mr. Perkins was a vice president of Corvis Corporation. From 2001 to May 2002, Mr. Perkins was chief financial officer and treasurer for Dorsal Networks (acquired by Corvis Corporation in May 2002). From 1998 to 2001, Mr. Perkins helped found and served as the chief financial officer, vice president, treasurer and secretary for Iconixx Corporation, an e-business solutions provider focused on emerging wireless and broadband technologies. From 1993 to 1998, Mr. Perkins worked with Bell Atlantic Corporation, now Verizon Communications, where he held chief financial officer positions in several of its domestic and international business units, including financial oversight of both wireline and wireless investments throughout the world. Prior to joining Bell Atlantic, Mr. Perkins led the financial team at the VSAT division of Hughes Network Systems and held various financial and strategic planning positions with Contel Corporation, including general management of its Saudi Arabian operations, based in Riyadh. Earlier experience included public accounting and management consultancy with Deloitte, Haskins & Sells (now Deloitte & Touche) and Ernst & Whinney (now Ernst & Young).

Carlo Baravalle has served as our senior vice president, Europe, Middle East, Africa and Asia Pacific since May 2001. From January 2000 to May 2001, Mr. Baravalle was managing director, international development and operations, of MoneyExtra PLC and was responsible for the development and management of its international operations. From 1998 to 2000, Mr. Baravalle was vice president, product marketing, GSM-UMTS, of Lucent Technologies, where he was responsible for all strategy, business planning, marketing, sales support and partnership activities worldwide for the GSM, GPRS and UMTS product lines. From 1996 to 1998, Mr. Baravalle was director of corporate finance for Warburg Dillion Reed’s telecom sector. From 1993 to 1996, Mr. Baravalle was business development director for British Telecom, where he was responsible for implementing BT’s global strategy through external growth. Mr. Baravalle has also held positions in strategic consulting and finance.

Peter A. Deliso has served as our general counsel since June 1994 and our vice president, corporate development, and secretary since January 1996. From late 1989 until January 1994, Mr. Deliso served as corporate counsel for Mobile Telecommunication Technologies Corp. (“Mtel”) and its various domestic and international subsidiaries. Prior to his employment with Mtel, Mr. Deliso was with the law firm of Garvey, Schubert & Barer specializing in international, corporate and securities law.

Tricia L. Drennan has served as our vice president of corporate communications and investor relations since February 2000. Ms. Drennan previously served as our director of corporate communications and investor relations from January 1997 to February 2000. From 1993 to 1996, Ms. Drennan was in charge of our North American sales and marketing group. Prior to her management tenure in our sales and marketing group, Ms. Drennan served as an associate engineer at our company deployed in Germany to work on Europe’s first GSM network.

Terri L. Feely has served as our vice president, human resources since March 1999. From 1995 to 1999, Ms. Feely worked at PRC Realty Systems as director of human resources. From 1991 to 1995, Ms. Feely was the human resources manager for Learning Tree International, International Technical Training Company. From 1987 to 1991, Ms. Feely was director of employment with USLICO Corporation. Ms. Feely is a Certified Compensation Professional (CCP) from the American Compensation Association (ACA).

Vincent F. Gwiazdowski has served as our general manager and vice president of our company’s Asia Pacific region since September 2001. He previously served as our vice president of operations, EMEA from September 1999 to September 2001. From September 1996 to September 1999, Mr. Gwiazdowski managed various projects for us and served as our vice president of program management from August 1998 to August 1999. Prior to joining our company, Mr. Gwiazdowski’s career has included operational experience in Brazil, Germany, France, Saudi Arabia and Egypt as well as the United States.

Non-Management Directors

Julie A. Dobson has been a director since July 2003 and is chairperson of our audit committee and a member of our compensation and stock option committee. From July 1998 until February 2002, Ms. Dobson was chief operating officer of TeleCorp PCS, Inc., a wireless telecommunications provider. Ms. Dobson joined TeleCorp PCS as a start-up and was responsible for all aspects of operations and participated in raising debt and equity financing, until AT&T Wireless purchased the company in February 2002. Ms. Dobson spent 18 years with Bell Atlantic Corporation, where she held various positions in several of its domestic and international business units, including serving as president, New York region of Bell Atlantic Mobile from October 1997 through July 1998, vice president, strategic planning and business development, Bell Atlantic Enterprises Corporation from 1996 to 1997, and president and chief executive officer, Bell Atlantic Business Systems, International from 1993 to 1996. Ms. Dobson serves on the board of directors of PNM Resources, Inc., a holding company of energy and energy-related companies, and Safeguard Scientifics, Inc., a holding company for information technology companies.

Mark D. Ein has been a director since January 1994. He is chairperson of our compensation and stock option committee and a member of our nominating and corporate governance committee. Mr. Ein founded Venturehouse Group, LLC, a technology holding company that creates, invests in and acquires technology and telecommunications companies, and has been its chief executive officer since 1999. From 1992 to 1999, Mr. Ein was a principal with The Carlyle Group, a large private equity firm with offices around the world. From 1992 to 1999, Mr. Ein was responsible for many of The Carlyle Group’s telecommunications investment activities. Mr. Ein has also worked for Brentwood Associates, a leading West Coast venture capital firm, and for Goldman, Sachs & Co. Mr. Ein serves on the board of directors of several private companies.

Steven J. Gilbert has been a director since February 1999 and is chairperson of our nominating and corporate governance committee and a member of our audit committee. Since 1997, he has served as chairman of the board of Gilbert Global Equity Partners, L.P., a billion-dollar private equity fund. From 1992 to 1997, he was the founder and managing general partner of Soros Capital L.P., the principal venture capital and leveraged transaction entity of the Quantum Group of Funds, and a principal advisor to Quantum Industrial Holdings Ltd. From 1988 through 1992, he was the managing director of Commonwealth Capital Partners, L.P., a private equity investment firm. From 1984 to 1988, Mr. Gilbert founded and was the managing general partner of Chemical Venture Partners (now J.P. Morgan Capital Partners). Mr. Gilbert has 30 years of experience in private equity investing, investment banking and law, and serves as a director of several multi-national high tech companies. He is also a director of Montpelier Re Holdings Ltd., a property catastrophe reinsurance company.

Susan Ness has been a director since June 2001 and is a member of our audit committee and compensation and stock option committee. Since 2001, Ms. Ness has been a business consultant to communication companies. Ms. Ness was Distinguished Visiting Professor of Communication at the Annenberg School for Communication (University of Pennsylvania) and Director of Information and Society of the Annenberg Policy Center for the 2001-2002 academic year. Ms. Ness was a commissioner of the Federal Communications Commission from 1994 until 2001. During her tenure with the Federal Communications Commission, Ms. Ness focused extensively on spectrum matters, both domestically and globally, including serving as the Federal Communications Commission’s senior representative to three world radio communications conferences. Prior to joining the Federal Communications Commission, Ms. Ness was a vice president of American Security Bank and was the group head for lending to communications companies. She also was assistant general counsel to the Banking, Currency and Housing Committee of the United States House of Representatives during the mid-1970s. In May 2003, Ms. Ness became a director of Adelphia Communications Corporation, a cable media company which had previously filed for bankruptcy in June 2001.

Dr. Rajendra Singh is a co-founder of our company and has been a director since our company’s inception in 1983. Dr. Singh was our president from our formation in 1983 until September 1994, was chief executive officer from January 1994 until January 1995, was treasurer from January 1994 until January 1996, was co-chairperson of our board of directors from January 1995 until September 1996 and was the chairman of our board of directors, interim president and chief executive officer from October 1998 to May 1999. Dr. Singh is also the principal owner of Cherrywood Holdings, Inc. (“Cherrywood”). From 1994 to present, Dr. Singh has been co-chair of the members committee of Telcom Ventures, an investment firm specializing in wireless service providers and emerging wireless technologies, as well as RF Investors. In addition, Dr. Singh established, developed and directed APPEX, Inc., a billing services firm sold to Electronic Data Systems (or EDS) in October 1990. Dr. Singh is married to Neera Singh, a director and a former executive officer of our company.

Neera Singh is a co-founder of our company and has been a director since our company’s inception in 1983. Ms. Singh served as our vice president from our formation in 1983 to October 1991 and executive vice president from January 1994 until September 1996. Ms. Singh also served as our co-chairperson of our board of directors from January 1995 until September 1996. From 1994 to present, Ms. Singh has been co-chair of the members committee of Telcom Ventures and RF Investors, and a principal owner of Cherrywood. Ms. Singh is married to Dr. Rajendra Singh, a director and former executive officer of our company.

Corporate Governance

Our board of directors and audit committee have implemented a number of corporate governance measures designed to serve the long-term interests of our stockholders and employees and comply with rules proposed or adopted by the National Association of Securities Dealers, Inc., or the NASD, and the SEC. Our board has acted promptly to implement many concepts embodied in the rule proposals, as well as the actual requirements of rules adopted by the NASD and the SEC, and our board will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies. Set forth below are several of the corporate governance initiatives adopted by our board of directors and audit committee to assure that we are governed by the highest standards.

  LCC’s Corporate Standards of Conduct

Our board of directors and audit committee have adopted various amendments to our existing Corporate Standards of Conduct, or the Policy. The Policy is a code of conduct and ethics applicable to every director, officer and employee of our company and sets forth our policies and expectations on a number of topics, including conflicts of interest, relationships with others, corporate payments, disclosure policy, compliance with laws, corporate opportunities and the protection and proper use of our assets.

  Audit Committee Independence and Financial Expertise

Rules proposed by the NASD and rules adopted by the SEC in 2003 impose additional independence requirements for all members of the audit committee. Our board of directors has determined that each of the current members of our audit committee meets the proposed or adopted additional independence requirements. The SEC has also recently adopted rules requiring issuers to disclose whether it has at least one “audit committee financial expert” and, if so, the name of the expert and whether the expert is “independent” as that term is used in the SEC rules. Our board has determined that Mr. Gilbert and Ms. Dobson are “audit committee financial experts” within the meaning of the SEC rules, and that all of the members of our audit committee are “independent” as that term is used in the new SEC rules.

  Audit Committee Charter

Our audit committee also has been proactive in implementing the SEC’s new “whistleblower” procedures and the SEC’s new rules regarding auditor independence. In particular, our audit committee has adopted amendments to our audit committee charter to provide for the establishment of procedures for: (i) the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by our employees of their concerns regarding questionable accounting or auditing matters.

  Corporate Governance Committee

Our board of directors recently implemented a new nominating and corporate governance committee and adopted a new charter for that committee. The nominating and corporate governance committee has developed and implemented a series of corporate governance principles applicable to our company. For example, under these principles, Dr. Singh and Neera Singh no longer serve on any committees of the board of directors. For information on certain related-party transactions and our policy with respect to the approval of such transactions, see “Certain Relationships and Related Transactions.”

As a result of corporate governance measures taken by our board of directors and audit committee, we believe that our audit committee meets all of the current requirements set forth in the NASD and SEC rules as well as many of the rules recently proposed by the NASD and the SEC, and our audit committee will continue to act promptly in implementing any new requirements.

Committees of the Board of Directors

  Board Meetings and Committees

During the year ended December 31, 2002, our board of directors held six meetings, and it took action by unanimous written consent on two other occasions. No incumbent director attended fewer than 75% of the total number of meetings of our board of directors or any committee of our board of directors on which he or she served during the period on which he or she served.

Our board of directors has established a nominating and corporate governance committee for selecting nominees for election as directors and for developing corporate governance principles applicable to our company. Our nominating and corporate governance committee is currently comprised of Messrs. Gilbert and Ein; Mr. Gilbert is the chairperson of our nominating and corporate governance committee. During fiscal year 2002, our nominating and corporate governance committee was comprised of Ms. Singh and Susan Mayer, who resigned from our board of directors in June 2003. Our nominating and corporate governance committee met twice during the year ended December 31, 2002. Pursuant to our amended and restated bylaws, stockholders eligible to vote at the annual meeting may also make nominations for directors if such nominations are made pursuant to timely notice in writing to our secretary and include certain information specified in Section 3.4 of our amended and restated bylaws concerning each person the stockholder proposes to nominate for election and the nominating stockholder.

Our board of directors has also established a compensation and stock option committee and an audit committee. Our compensation and stock option committee currently is comprised of Mr. Ein, Ms. Ness and Ms. Dobson; Mr. Ein is chairperson of our compensation and stock option committee. During fiscal year 2002, our compensation and stock option committee was comprised of Mr. Ein, Ms. Ness and Dr. Singh. Our compensation and stock option committee considers and makes recommendations to our board of directors with respect to programs for human resource development and management organization and succession, approves changes in senior executive compensation, considers and makes recommendations to our board of directors with respect to general compensation matters and policies and employee benefit and incentive plans and administers our stock option plans, grants stock options under such stock option plans and exercises all other authority granted to it to administer such stock option plans. Our compensation and stock option committee met two times during the year ended December 31, 2002, and it took action by unanimous written consent on four other occasions.

Our audit committee currently is comprised of Ms. Dobson, Mr. Gilbert and Ms. Ness; Ms. Dobson is chairperson of our audit committee. During fiscal year 2002, our audit committee was comprised of Mr. Gilbert, Ms. Mayer and Ms. Ness. The audit committee’s responsibilities are described in a written charter adopted by our board of directors. These responsibilities include examining and considering matters relating to our financial affairs and reviewing our annual financial statements, the scope of the independent annual audit and internal audits and the independent auditors’ letter to management concerning the effectiveness of our internal financial and accounting controls. The audit committee held eight meetings during the year ended December 31, 2002.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee during fiscal year 2002 were Mark D. Ein, Susan Ness and Dr. Rajendra Singh. Dr. Singh is a co-chairperson of the members committees of Telcom Ventures and RF Investors. As of September 30, 2003, RF Investors owned all of our class B common stock, which represented approximately 30% of our outstanding class A and class B common stock and approximately 81% of the combined voting power of our class A and class B common stock. Following this offering, RF Investors will continue to own all of our class B common stock, which will represent approximately 20% of our outstanding class A and class B common stock and approximately 72% of the combined voting power of our class A and class B common stock. As of September 30, 2003, Telcom Ventures owned 99%

of the outstanding interests in RF Investors and approximately 4% of our outstanding class A and class B common stock. Dr. Singh, Neera Singh and members of their family and certain family trusts beneficially owned 100% of Telcom Ventures’ interests in RF Investors.

No member of the compensation committee was at any time during the past fiscal year an officer or employee of either LCC or any of our subsidiaries, or, with the exception of Dr. Singh, was formerly an officer of either LCC or any of our subsidiaries. Dr. Singh was one of our executive officers from our formation in 1983 until May 1999.

During the past year, none of our executive officers served as: (i) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our compensation committee; (ii) a director of another entity, one of whose executive officers served on the our compensation committee; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as our director.

Compensation of Directors

Fees. We have entered into agreements with four of our directors, namely Ms. Dobson, Mr. Ein, Mr. Gilbert and Ms. Ness, pursuant to which we have agreed to compensate each of these directors for his or her services as a director as follows: (i) an annual fee of $20,000; (ii) a fee of $1,000 for each meeting of our board of directors he or she attends; (iii) an annual fee of $2,000 for each committee on which he or she serves (Ms. Dobson presently serves on our audit committee and our compensation and stock option committee, Mr. Ein presently serves on our compensation and stock option committee and our nominating and corporate governance committee, Mr. Gilbert presently serves on our audit committee and our nominating and corporate governance committee, and Ms. Ness currently serves on our audit committee and our compensation and stock option committee); and (iv) an additional fee of $1,000 for any committee which he or she chairs (Mr. Ein presently chairs our compensation and stock option committee, Ms. Dobson presently chairs our audit committee and Mr. Gilbert presently chairs our nominating and corporate governance committee). We paid each of Mr. Gilbert, Mr. Ein and Ms. Ness a total of $24,000 in connection with these agreements during the year ended December 31, 2002; Ms. Dobson joined our board of directors in July 2003. We also reimbursed Mr. Gilbert $3,600 for travel expenses he incurred to attend board and audit committee meetings. We do not provide cash compensation for board of directors service to Dr. Singh and Ms. Singh because of their affiliation with Telcom Ventures or to Mr. Faulders because of his employment with our company.

Stock Option Grants. Our directors stock option plan provides for the grant of options to directors who are not our officers or employees and authorizes the issuance of up to 250,000 shares of class A common stock and 250,000 shares of class B common stock. As of September 30, 2003, stock options to purchase 158,400 shares of class A common stock and stock options to purchase 90,000 shares of class B common stock were outstanding pursuant to our directors stock option plan. However, pursuant to the terms of the directors stock option plan, no additional options to purchase class B common stock may be granted.

Our directors are also entitled to receive options to purchase shares of class A common stock pursuant to our employee stock option plan in an amount determined at the discretion of our board of directors. As of September 30, 2003, 110,000 shares of class A common stock were subject to outstanding options granted to non-employee directors pursuant to our employee stock option plan.

Executive Compensation

Executive Compensation

The following table sets forth the total compensation paid or accrued for the last three fiscal years for our chief executive officer, each of the other four most highly compensated executive officers, and one other individual who would have been among the four most highly compensated executive officers except that he was not serving as an executive officer at the end of fiscal year 2002, collectively referred to as the named executives.

Summary Compensation Table

						Long-Term
		Annual Compensation				Compensation Awards

	Fiscal			All Other Annual		Securities Underlying
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Compensation(3)		Options/SARs (#)

C. Thomas Faulders, III	2002	$329,275	–	$181,009	(4)	150,000
Chief Executive Officer and	2001	387,340	–	176,045	(5)	175,000
Chairman of the Board	2000	375,000	–	163,284	(6)	–
Michael S. McNelly	2002	245,786	$20,000	4,996		48,000	(7)
Senior Vice President, The Americas	2001	253,123	42,450	4,129		18,000	(8)
	2000	187,500	59,400	3,750		45,000	(8)
Carlo Baravalle	2002	280,016	92,397	55,938	(9)	20,000
Senior Vice President, Europe,	2001	176,655	47,653	26,737	(10)	100,000
Middle East, Africa and Asia Pacific
Peter A. Deliso	2002	157,958	17,500	8,366	(11)	18,250	(12)
Vice President, Corporate	2001	168,417	14,000	27,203	(13)	7,500	(8)
Development, General Counsel and Secretary	2000	158,313	14,455	3,947		12,000	(8)
Vincent F. Gwiazdowski	2002	194,292	7,500	45,193	(14)	22,450	(15)
General Manager and Vice President, Asia Pacific	2001	187,500	23,125	7,229	(16)	9,375
	2000	131,250	51,460	4,103		14,900	(8)
David N. Walker	2002	157,500	–	20,666	(18)	40,250	(19)
Senior Vice President, Chief	2001	198,333	26,400	6,366	(20)	17,500	(8)
Financial Officer and Treasurer(17)	2000	190,000	19,000	3,800		30,000	(8)

(1)	During 2002, our chief executive officer voluntarily agreed to reduce his base salary by 20%, our senior vice presidents voluntarily agreed to reduce their respective base salaries by 15% and our vice presidents voluntarily agreed to reduce their respective base salaries by 10%. The amount of each such officer’s 2002 salary as set forth in this table may be more than or less than a 20%, 15% or 10% reduction, as the case may be, in such officer’s 2001 salary because of one or more factors, including the following: (i) the salary reductions occurred in April 2002 and were not retroactive to January 1, 2002; (ii) the officer may not have been employed by us for the entire 2001 or 2002 fiscal year; (iii) the officer may have received a promotion during the 2002 fiscal year; and (iv) the officer may have been paid in the currency of the foreign country in which he works and his salary in United States dollars as set forth in the table was affected by exchange rate fluctuations.

(2)	Bonuses are reported in the year earned even if actually paid in the following year.

(3)	This column includes: (i) 401(k) matching contributions paid on behalf of certain named executives as follows: Mr. Faulders — $5,094, $2,367 and $3,047 in 2002, 2001 and 2000, respectively; Mr. McNelly — $4,773, $4,129 and $3,750 in 2002, 2001 and 2000, respectively; Mr. Deliso — $4,874, $4,579 and $3,947 in 2002, 2001 and 2000, respectively; Mr. Gwiazdowski — $5,603, $3,575 and $4,103 in 2002, 2001 and 2000, respectively; and Mr. Walker — $2,657, $2,520 and $3,800 in 2002, 2001 and 2000, respectively; and (ii) contributions made to the pension plan of our subsidiary, LCC, United Kingdom, Ltd., or LCC UK, on behalf of Mr. Baravalle of $24,736 and $14,927 in 2002 and 2001, respectively.

(4)	Also includes: (i) a $174,309 payment that provided Mr. Faulders with the amount necessary to pay the interest due during the fiscal year on his promissory note to our company after applicable state and federal taxes; and (ii) premiums of $1,383 on term insurance on the life of the executive paid by our company. The terms of the promissory note are discussed in “Employment Agreements and Change-in-Control Arrangements.”

(5)	Also includes: (i) a $165,619 payment that provided Mr. Faulders with the amount necessary to pay the interest due during the fiscal year on his promissory note to our company after applicable state and federal taxes; (ii) $6,815 for the payment of accumulated vacation time; and (iii) $1,244 for the payment of life insurance.

(6)	Also includes: (i) a $158,993 payment that provided Mr. Faulders with the amount necessary to pay the interest due during the fiscal year on his promissory note to our company after applicable state and federal taxes; and (ii) $1,244 for the payment for life insurance.

(7)	Includes options to acquire 31,500 shares of our class A common stock received on May 21, 2002, pursuant to our offer to exchange outstanding stock options held by eligible employees for one half of the number of shares of class A common stock subject to the options tendered in the exchange. Fore more information on our offer to exchange, see “Executive Compensation — Equity Compensation Plan Information — Employee Stock Option Plan.”

(8)	The named executive who received options to purchase these shares accepted our offer to exchange outstanding stock options for one half of the number of shares of class A common stock subject to the options tendered in the exchange. Pursuant to terms of our option exchange program, the options to purchase these shares were cancelled on November 28, 2001, and new options were granted to this named executive on May 21, 2002.

(9)	Also includes $19,905 car allowance and $11,297 for health insurance.

(10)	Also includes $11,810 car allowance.

(11)	Also includes $3,269 for the payment of accumulated vacation time.

(12)	Includes options to purchase 9,750 shares of class A common stock received on May 21, 2002, pursuant to our offer to exchange outstanding stock options held by eligible employees for one half of the number of shares of class A common stock subject to the options tendered in the exchange.

(13)	Also includes $22,624 for the payment of accumulated vacation time.

(14)	Also includes $38,757 overseas cost-of-living allowance.

(15)	Includes options to purchase 7,450 shares of class A common stock received on May 21, 2002, pursuant to our offer to exchange outstanding stock options held by eligible employees for one half of the number of shares of class A common stock subject to the options tendered in the exchange.

(16)	Also includes $3,654 for the payment of accumulated vacation time.

(17)	Mr. Walker resigned from our company effective November 15, 2002.

(18)	Also includes $17,786 for the payment of accumulated vacation time.

(19)	Includes options to purchase 23,750 shares of class A common stock received on May 21, 2002, pursuant to our offer to exchange outstanding stock options held by eligible employees for one half of the number of shares of class A common stock subject to the options tendered in the exchange. All of the options held by Mr. Walker expired on December 15, 2002, 30 days after the effective date of Mr. Walker’s resignation.

(20)	Also includes $3,846 for the payment of accumulated vacation time.

Option Grants

The table below summarizes the individual grants of stock options made during the year ended December 31, 2002, to each of the named executives. All of these options were granted to purchase class A common stock. The percentage of total options granted to employees set forth below is based on an aggregate of 1,920,444 shares of class A common stock shares subject to options granted to our employees in fiscal 2002, which includes options to purchase 592,619 shares of our class A common stock granted pursuant to our offer to exchange described in “Executive Compensation — Equity Compensation Plan Information — Employee Stock Option Plan.” Presently, 8,825,000 shares of class A common stock are reserved for issuance under our employee stock option plan.

Option Grants in the Last Fiscal Year

	Individual Grants					Potential Realizable Value
						at Assumed Annual Rates
	Number of					of Stock Price
	Shares		% of Total			Appreciation
	Underlying		Options Granted	Exercise or		for Option Term(1)
	Options		to Employees in	Base Price	Expiration
Name	Granted		Fiscal Year	($/Sh)	Date	5%	10%

C. Thomas Faulders, III	150,000		7.8%	$4.35	02/24/12	$410,354	$1,039,917
Michael S. McNelly	16,500		0.9%	2.12	06/06/12	21,999	55,749
	22,500	(2)	1.2%	2.96	02/01/10	31,799	76,163
	9,000	(2)	0.5%	2.96	01/30/11	14,689	36,176
Carlo Baravalle	20,000		1.0%	2.12	06/06/12	26,665	67,575
Peter A. Deliso	8,500		0.4%	2.12	06/06/12	11,333	28,719
	3,750	(2)	0.2%	2.96	02/01/10	5,300	12,694
	6,000	(2)	0.3%	2.96	01/30/11	9,792	24,117
Vincent F. Gwiazdowski	15,000		0.8%	2.12	06/06/12	19,999	50,681
	7,450	(2)	0.4%	2.96	02/01/10	10,529	25,218
David N. Walker(3)	16,500		0.9%	2.12	12/15/02	–	–
	8,750	(2)	0.5%	2.96	12/15/02	–	–
	15,000	(2)	0.8%	2.96	12/15/02	–	–

(1)	The potential realizable value is calculated based on the term of the option at the time of grant. Assumed rates of stock price appreciation of 5% and 10% are prescribed by rules of the SEC and do not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the price appreciates at the indicated rate for the entire ten-year term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

(2)	The named executive who received options to purchase these shares accepted our offer to exchange outstanding stock options for one half of the number of shares of class A common stock subject to the options tendered in the exchange. Pursuant to terms of our option exchange program, the options to purchase these shares were received on May 21, 2002, in exchange for options cancelled on or about November 28, 2001.

(3)	Mr. Walker resigned from our company effective November 15, 2002. Pursuant to the terms of our employee stock option plan, all options held by Mr. Walker expired on December 15, 2002, 30 days after the effective date of Mr. Walker’s resignation.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information for the named executives regarding the exercise of options to purchase class A common stock exercised by them during the last fiscal year and the value of all unexercised options held at December 31, 2002:

			Number of
			Shares Underlying		Value of Unexercised
			Unexercised Options at		In-the-Money Options at
	Number of		December 31, 2002		December 31, 2002(2)
	Shares Acquired	Value
Name	on Exercise(1)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

C. Thomas Faulders, III	–	–	708,333	266,667	–	–
Michael S. McNelly(3)	–	–	93,000	30,000	–	–
Carlo Baravalle	–	–	20,000	100,000	–	–
Peter A. Deliso(3)	–	–	67,750	13,000	–	–
Vincent F. Gwiazdowski	–	–	26,291	23,734	–	–
David N. Walker(4)	–	–	–	–	–	–

(1)	Represents shares of our class A common stock.

(2)	Based on a per share closing price of $1.95 on December 31, 2002.

(3)	This named executive received options pursuant to the terms of our option exchange program.

(4)	Mr. Walker resigned from our company effective November 15, 2002, and all options to purchase shares of class A common stock held by Mr. Walker expired on December 15, 2002, pursuant to the terms of our employee stock option plan.

Employment Agreements and Change-in-Control Arrangements

C. Thomas Faulders, III. Effective June 24, 1999, we entered into a three-year employment agreement with Mr. Faulders. Although the agreement expired on June 24, 2002, Mr. Faulders continues to serve as our chairman and chief executive officer and we expect to enter into a new employment agreement with Mr. Faulders that has substantially the same terms as the expired agreement. The expired employment agreement provided for a minimum salary of $375,000 per year, reimbursement of certain expenses, annual bonuses based on individual and objective annual performance criteria adopted by our board of directors and participation in our benefit plans. Mr. Faulders’ employment agreement further provided that Mr. Faulders was eligible to receive annual grants of options to purchase 150,000 shares of our class A common stock at a per share exercise price equal to the fair market value of our class A common stock on the date of grant. The options granted to Mr. Faulders pursuant to his employment agreement vest in increments of one-third on each of the first, second and third anniversaries of the date of grant. Mr. Faulders’ employment agreement provided that his options were subject to acceleration upon: (i) our dissolution or liquidation; (ii) the sale of all or substantially all of our assets; (iii) certain mergers, consolidations or reorganizations where we were not the surviving entity; or (iv) certain mergers, acquisitions or other transactions resulting in any person or entity acquiring beneficial ownership of 51% or more of the combined voting power of all classes of our stock. His employment agreement further provided that for a period of 18 months after his employment with us, Mr. Faulders may not: (i) engage or otherwise become interested in any of our businesses or any of the businesses of our subsidiaries as conducted or contemplated during his period of employment; (ii) solicit or hire or induce the termination of any employee or other personnel providing services to us or any of our subsidiaries at the time, or within six months, of such solicitation, hiring or inducement; or (iii) take any action intended to cause any of our vendors, customers or business associates to terminate, sever, reduce or otherwise adversely alter their relationship with us. The agreement also provided that if we terminated Mr. Faulders’ employment for reasons other than “cause,” Mr. Faulders would continue to receive his salary and benefits for a period of 18 months. “Cause” was defined as termination by us because: (i) Mr. Faulders committed an act of deceit, dishonesty, fraud or theft; (ii) Mr. Faulders materially failed to perform his job responsibilities after having been provided notice and a reasonable opportunity to cure the problem; (iii) Mr. Faulders committed a material violation of our policy under circumstances where he knew or should have known of the policy; (iv) Mr. Faulders committed a material violation of the employment agreement or any other agreement he had with the us including any violation of his obligations of confidentiality and non-competition; and (v) Mr. Faulders engaged in immoral, unethical or illegal behavior, including violating his fiduciary obligations to us.

We also entered into an unsecured, recourse loan agreement with Mr. Faulders on December 22, 1999, in the principal amount of $1,625,000. The proceeds of the loan were used for the purchase of 108,333 shares of our class A common stock for a per share price of $15.00. Interest on the loan is payable quarterly at an annual rate equal to 6.06%. We will pay Mr. Faulders a quarterly bonus equal to the amount necessary to pay the amount of the interest due on such date after applicable state and federal taxes, provided that Mr. Faulders is employed by us on the date the interest payment is due. The entire principal balance of the loan, together with any accrued interest, will be due and payable in full on December 22, 2004. To the extent that the forgiveness of the loan does not result in an excise tax under Section 4999 of the Internal Revenue Code, all amounts outstanding under the loan shall be forgiven if one of the following events occurs: (i) the sale of all or substantially all our assets; (ii) certain mergers, consolidations or reorganizations where we are not the surviving entity; or (iii) certain mergers, acquisitions or other transactions resulting in any person or entity acquiring beneficial ownership of 51% or more of the combined voting power of all classes of our stock.

Michael S. McNelly. Effective March 1, 2000, we entered into a letter agreement with Michael S. McNelly. The agreement provides for at-will employment of Mr. McNelly on a full-time basis. Mr. McNelly’s annual salary under the agreement is $225,000 subject to increases and he is eligible to receive annual bonuses of up to 50% of his annual base salary, which bonuses will be made at our discretion. Mr. McNelly was also awarded options to purchase 45,000 shares of our class A common stock upon his appointment as senior vice president. We also entered into an Employee Agreement on Ideas, Inventions and Confidential Information with Mr. McNelly. This agreement provides, among other things, that for a period of one year after Mr. McNelly’s termination of employment, Mr. McNelly will not solicit any customer of our company or compete with our company. However, if Mr. McNelly voluntarily terminates his employment or our company terminates his employment without “cause,” the non-compete and non-solicitation restrictions will apply only so long as we continue to pay Mr. McNelly’s salary and benefits.

Carlo Baravalle. Effective May 14, 2001, Carlo Baravalle entered into a Contract of Employment with our subsidiary, LCC UK. Mr. Baravalle’s annual salary under the agreement is EUR 310,000 and is subject to discretionary increases and bonuses. Pursuant to the agreement, Mr. Baravalle received a signing bonus of EUR 28,000 upon his appointment as our senior vice president. The agreement provides that either party terminating Mr. Baravalle’s employment must provide six months prior written notice of such termination. However, we may terminate the agreement without providing six months prior written notice if Mr. Baravalle: (i) is guilty of gross misconduct; (ii) commits or causes LCC UK or our company to commit a serious breach of any law or regulation; (iii) fails to comply with any material provision of LCC UK’s Corporate Standards of Conduct; (iv) commits any act of dishonesty; (v) becomes bankrupt or makes an arrangement with his creditors; or (vi) becomes of unsound mind. If Mr. Baravalle’s employment is terminated for any other reason and LCC UK fails to provide six months prior written notice of such termination, Mr. Baravalle is entitled to receive his salary, a bonus payment calculated as if he had remained employed with us for an additional six months, and certain other benefits.

For a period of 12 months after termination of his employment, Mr. Baravalle may not: (i) solicit or induce employees with whom he had significant contact with during his last 12 months of employment to leave LCC UK or a subsidiary or parent of LCC UK and join or provide services to a competing business; or (ii) solicit business from any person or company who was a client, supplier or business partner of LCC UK or a client of a subsidiary or parent of LCC UK and with whom Mr. Baravalle had dealings with during his last 12 months of employment to the extent that such solicitation is in competition with LCC UK. For a period of six months after termination of his employment, Mr. Baravalle may not be employed by or engaged in business with any person or company competing with the portion of LCC UK’s business that Mr. Baravalle was involved in or had significant knowledge of during the last 12 months of his employment.

Graham B. Perkins. Effective on or about January 3, 2003, we entered into a letter agreement with Graham B. Perkins. The agreement provides for at-will employment of Mr. Perkins on a full-time basis. Mr. Perkins’ annual salary under the agreement is $210,000 and is subject to increases and discretionary annual bonuses of up to 50% of his annual base salary. Pursuant to the agreement, Mr. Perkins was awarded options to purchase 75,000 shares of our class A common stock at $1.95 per share. The agreement also provides that in the event that we are acquired by another entity and his employment is terminated, Mr. Perkins is entitled to receive severance payments equal to his full base salary and medical and health benefits for a period of one year. Upon request, Mr. Perkins must assist with the transition after our change of control for three months in order to receive the severance payments.

Vincent F. Gwiazdowski. Effective on or about March 1, 2002, we entered into a letter agreement with Vincent F. Gwiazdowski. Mr. Gwiazdowski’s annual salary under the agreement is $210,000. The agreement provides that for a period of three years, which period may be extended or reduced as we determine, we will provide Mr. Gwiazdowski with the following allowances: airfare to and from the United States to procure housing in Australia, moving costs, monthly housing and car allowances and business class airfare for one round trip per year to the United States for Mr. Gwiazdowski and his spouse. In addition, we will provide Mr. Gwiazdowski with a cash allowance of up to $40,000, if necessary, to be repaid over a one-year period. The agreement also provides that if we terminate Mr. Gwiazdowski’s employment for reasons other than “cause,” Mr. Gwiazdowski shall continue to receive his base salary in effect at the time of such termination for a period of six months. “Cause” is defined as termination by our company because Mr. Gwiazdowski: (i) is convicted of a crime involving fraud, material dishonesty or theft against our company or a felony involving moral turpitude; (ii) willfully compromises trade secrets or other proprietary information of our company; (iii) willfully breaches in any material respect the terms of any non-solicitation, non-compete or confidentiality agreement with our company; (iv) willfully fails or refuses to perform material assigned duties consistent with his title and responsibilities; or (v) engages in gross willful misconduct that causes material harm to the business and operations of our company or our subsidiary, the continuation of which will continue to substantially and materially harm the business and operations of our company or our subsidiary in the future.

We also have confidentiality, noncompetition and inventions agreements with most members of senior management, including the named executives. These agreements provide: (i) that the employee will not reveal any of our confidential information to any person, business entity or other organization without authorization from us; (ii) that the employee may not compete with us during the term of his or her employment and for a period of up to 18 months following termination of employment for cause, the employee’s resignation or voluntary termination of employment by the employee; and (iii) that all ideas, designs, works and inventions made by the employee in the course of his or her employment with us are our exclusive property.

David N. Walker. Effective on or about June 14, 1999, David N. Walker entered into a letter agreement with us. The agreement provides for at-will employment of Mr. Walker on a full-time basis. Mr. Walker’s annual salary under the agreement is $190,000 and is subject to increases and discretionary annual bonuses of up to 50% of his annual base salary. Pursuant to the agreement, Mr. Walker was awarded options to purchase 75,000 shares of our class A common stock and a signing bonus of $65,000 upon his appointment as senior vice president and chief financial officer. The agreement also provides that in the event that we are acquired by another entity, Mr. Walker is entitled to receive severance payments equal to his full base salary and medical and health benefits for a period of one year. In addition, Mr. Walker’s stock options will fully vest upon our change of control. Upon request, Mr. Walker must assist with the transition after our change of control for three months in order to receive the severance payments. Mr. Walker resigned from all positions held within our company effective November 15, 2002.

Equity Compensation Plan Information

The table below provides information, as of December 31, 2002, concerning securities authorized for issuance under our equity compensation plans.

			Number of securities
	Number of		remaining available
	securities to be		for future issuance
	issued upon		under equity
	exercise of	Weighted-average	compensation plans
	outstanding	exercise price of	(excluding securities
	options, warrants	outstanding options,	reflected in
	and rights	warrants and rights	column (a))
Plan category	(a)	(b)	(c)

Equity compensation plans approved by securities holders
Employee Stock Option Plan	3,976,218	$6.74	2,828,583
Directors Stock Option Plan (class A common stock)	172,600	$8.03	77,400
Directors Stock Option Plan (class B common stock)*	135,000	$13.13	–
Employee Stock Purchase Plan	–	–	472,292
Equity compensation plans not approved by securities holders	–	–	–

	4,283,818	$6.99	3,378,275

*	Although the directors stock option plan authorizes the issuance of up to 250,000 shares of class B common stock, the final grant of such options occurred in May 2000 pursuant to the terms of the directors stock option plan. See “— Directors Stock Option Plan” below.

     Employee Stock Option Plan

Our employee stock option plan provides for the grant of options that are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code to our employees or employees of any of our subsidiaries, as well as the grant of non-qualifying options to employees and any other individuals whose participation in our employee stock option plan is determined to be in our best interest. Our employee stock option plan authorizes the issuance of up to 8,825,000 shares of class A common stock pursuant to options granted under our employee stock option plan. The option exercise price for incentive stock options granted under our employee stock option plan may not be less than 100% of the fair market value of our class A common stock on the date of grant of the option (or 110% in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding class A common stock). The option exercise price for non-incentive stock options granted under our employee stock option plan may not be less than the par value of our class A common stock on the date of grant of the option. The maximum option term is ten years (or five years in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding class A common stock). Options may be exercised at any time after grant, except as otherwise provided in the particular option agreement. There is also a $100,000 limit on the value of class A common stock (determined at the time of grant) covered by incentive stock options that first become exercisable by an optionee in any year. The maximum number of shares of class A common stock subject to options that can be awarded under our employee stock option plan to any person is 1,000,000 shares. Unless otherwise provided in the option agreement, options vest in full immediately prior to a change in control.

Our compensation and stock option committee grants stock options to our executives in order to align the interests of those executives with the interests of the stockholders. Stock options are considered by our compensation and stock option committee to be an effective long-term incentive because the executives’ gains are linked to increases in the value of the common stock, which in turn results in stockholder gains. During 2002, we granted stock options to purchase an aggregate of 1,327,825 shares of class A common stock to 526 employees, including options to purchase an aggregate of 210,000 shares of class A common stock to our five most highly compensated executive officers. The per share option exercise prices of options granted during 2002 ranged from $1.67 to $7.25, which equaled the closing price of our class A common stock on the business day immediately preceding the date on which the options were granted. In addition, on May 21, 2002, we granted new options to purchase an aggregate of 592,619 shares of class A common stock to 181 employees, including an aggregate of 48,700 shares of class A common stock to our executive officers, pursuant to our offer to exchange outstanding options held by eligible employees under our employee stock option plan having an exercise price of $10.50 or more for one half of the number of shares of class A common stock subject to the options tendered in the exchange. The new options have an exercise price of $2.96, which is the closing price of our class A common stock on May 20, 2002, the day immediately preceding the date on which the options were granted.

Our board of directors approved the option exchange program because many of our outstanding options, whether or not currently exercisable, had exercise prices that were significantly higher than the market price of our class A common stock. Our board of directors believed that these options were unlikely to be exercised in the foreseeable future. By making the offer to exchange outstanding options for new options that will have an exercise price equal to the closing market price on The NASDAQ National Market of our class A common stock on the business day before the grant date, our board of directors intended to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value. In addition, because other companies within the telecommunications industry had offered similar programs to their employees, our board of directors believed that it was important to adopt the option exchange program to retain our employees. Our board of directors also recognized that the option exchange program would reduce the number of shares subject to outstanding stock options because tendering employees will receive options to purchase one half of the number of shares of class A common stock subject to the options tendered in the exchange.

     Directors Stock Option Plan

Our directors stock option plan provides for the “formula” grant of options that are not intended to qualify as “incentive stock options” under Section 422 of the Code to our directors who are not our officers or employees or officers or employees of any of our subsidiaries. The directors stock option plan authorizes the issuance of up to 250,000 shares of class A common stock pursuant to options granted under our directors stock option plan (subject to anti-dilution adjustments in the event of a stock split, recapitalization or similar transaction). The option exercise price for options granted under our directors stock option plan will be 100% of the fair market value of the shares of class A common stock on the date of grant of the option. Our directors are entitled to receive options to purchase shares of class A common stock in an amount determined at the discretion of our board of directors. Our directors stock option plan also provides for annual grants of options to purchase up to 250,000 shares of class B common stock to directors who are eligible to hold such shares. However, pursuant to the terms of the directors stock option plan, the final annual grant of such options occurred in 2000. Options granted to directors eligible to hold class B common stock expire no later than the fifth anniversary of the date of grant, and options granted to directors who are not eligible to hold class B common stock expire no later than the tenth anniversary of the date of grant.

Payment for shares purchased under our directors stock option plan may be made either in cash or by exchanging shares of class A common stock with a fair market value equal to the option exercise price and cash or certified check for any difference. Options may be exercised by directing that certificates for the shares purchased be delivered to a licensed broker as agent for the optionee, provided that the broker tenders to us cash or cash equivalents equal to the option exercise price plus the amount of any taxes that we may be required to withhold in connection with the exercise of the option.

Options granted under our directors stock option plan are not transferable (other than by will or the laws of descent and distribution) and may be exercised only by the optionee during his or her lifetime. If any optionee’s service as a director with us terminates by reason of death or permanent and total disability, the optionee’s options, whether or not then exercisable, may be exercised within 180 days after such death or disability (but not later than the date the option would otherwise expire). If the optionee’s service as a director terminates for any reason other than death or disability, options held by such optionee will terminate 60 days after such termination (but not later than the date the option would otherwise expire).

Our board of directors may amend our directors stock option plan with respect to shares of class A common stock as to which options have not been granted but no more than once in a six month period other than to comport with changes in applicable United States federal laws. However, our stockholders must approve any amendment that would: (i) change the requirements as to eligibility to receive options; (ii) materially increase the benefits accruing to participants under our directors stock option plan; or (iii) materially increase the number of shares of class A common stock that may be sold pursuant to options granted under our directors stock option plan (except for adjustments upon changes in capitalization).

     Employee Stock Purchase Plan

Our board of directors has authorized an employee stock purchase plan. The plan, which commenced upon completion of our initial public offering, provides substantially all full time employees an opportunity to purchase shares of class A common stock through payroll deductions not to exceed $25,000 annually. Each month participant account balances are used to purchase stock at the lesser of 85% of the fair market value on the trading day before the participation period starts or the trading day preceding the day on which the participation period ends. A total of 445,315 shares were available for purchase under our employee stock purchase plan on September 30, 2003.

Certain Relationships and Related Transactions

The following is a summary of certain relationships and related transactions among us and our associated entities, and among our directors, executive officers and stockholders and our associated entities.

Carlyle Option Designee Stock Options

We reserved 85,000 shares of our class A common stock (subject to anti-dilution adjustments in the event of a stock split, recapitalization or similar transaction) for issuance pursuant to options to be granted to a designee of the Carlyle Investors. TC Group L.L.C., or TC Group, as designee of The Carlyle Group, was granted an initial option to purchase 25,000 shares of our class A common stock in connection with our initial public offering in 1996 at an exercise price of $16.00 per share. TC Group was granted further options to purchase additional shares of our class A common stock as follows: (i) options to purchase 15,000 shares of our class A common stock at an exercise price of $20.13 were granted on September 24, 1997; (ii) options to purchase 15,000 shares of our class A common stock at an exercise price of $8.68 per share were granted on September 24, 1998; (iii) options to purchase 15,000 shares of our class A common stock at $7.94 per share were granted on September 24, 1999; and (iv) options to purchase 15,000 shares of our class A common stock at $17.25 per share were granted on September 25, 2000. Options granted to TC Group vested immediately, and were issued with exercise prices equal to the fair market value of our class A common stock on the date of grant. The options expire no later than the fifth anniversary of the date of grant. Accordingly, the initial 25,000 options granted in connection with our initial public offering, the 15,000 options granted on September 24, 1997 and the 15,000 options granted on September 24, 1998 have expired. We granted these options to TC Group in consideration for the assistance that was provided to us by certain employees of The Carlyle Group, which assistance included negotiating the terms of the underwriting agreement, preparing the registration statement and other matters related to the offering.

Engineering Contract with XM Satellite Radio

In 2002, we completed our contract with XM Satellite Radio. The contract designated us as the prime contractor for the implementation of XM Satellite Radio’s terrestrial repeater sites, and we performed various services under the contract, including program management radio frequency engineering, site acquisition, architectural and engineering design, zoning, regulatory services, network management testing and interim system maintenance. Revenues earned during 2000, 2001 and 2002 from services provided to XM Satellite Radio were $58.4 million, $57.3 million and $3.4 million, respectively. Receivables from XM Satellite Radio were $17.0 million at December 31, 2001; no receivables from XM Satellite Radio were outstanding at December 31, 2002. Telcom-XM Investors, LLC, holds a minority investment in XM Satellite Radio, and Dr. Singh, a member of our board of directors, controls Telcom-XM Investors, LLC.

Provision of Services and Products to Telcom Ventures and Parties Related Thereto

Prior to our initial public offering, both our employees and the employees of Telcom Ventures were eligible to participate in our life, medical, dental and 401(k) plans. In connection with our initial public offering in 1996, we agreed pursuant to an Overhead and Administrative Services Agreement to allow the employees of Telcom Ventures to continue to participate in our employee benefit plans in exchange for full reimbursement of our cash costs and expenses. Telcom Ventures also agreed to pay us a monthly administrative fee of $75 for each employee of Telcom Ventures participating in the plans. We subsequently reduced this monthly fee to $25 and later eliminated the fee entirely in December 2001 as the number of employees at Telcom Ventures decreased. Telcom Ventures had ten employees in 1996 and currently has three employees. We entered into this agreement as an accommodation to Telcom Ventures, and the burden on us was and continues to be nominal. We believe that the benefit to Telcom Ventures under this agreement is its ability to provide its employees with benefits under our group benefit plans at group benefit rates. We billed Telcom Ventures $141,000 during 2002 and $59,000 during the nine months ended September 30, 2003 for payments made by us pursuant to this agreement. We received reimbursements from Telcom Ventures of $324,000 during 2002 (which included payments for prior periods) and $55,000 during the nine months ended September 30, 2003. Approximately half of the amounts billed and received by us for these periods related to 401(k) contributions. At December 31, 2002 and September 30, 2003, outstanding amounts associated with payments made by us under this agreement were $9,000 and $4,000, respectively, and are included as due from related parties and affiliates within the condensed consolidated balance sheets in the accompanying financial statements.

We also had an understanding with Telcom Ventures pursuant to which from July 1, 2000 to December 31, 2000 we retained five employees who had worked in the business development group of our tower subsidiary, Microcell Management, Inc., before the assets of that subsidiary were sold in March 2000. During the six-month period, these employees pursued international telecommunications tower business opportunities on Telcom Ventures’ behalf. In return, we would be Telcom Ventures’ exclusive provider of project management, radio frequency engineering and deployment services for any tower-related projects secured by these employees during this six-month period. In addition, Telcom Ventures reimbursed us for all costs incurred in employing these persons (including payroll and benefit costs). This arrangement has been terminated. We received reimbursements from Telcom Ventures of $140,000 during 2002 for outstanding amounts associated with this arrangement. At December 31, 2002, outstanding amounts associated with payments made by us under this arrangement were $100,000 in expense reimbursements and other payments for 2001 that were questioned by Telcom Ventures. This matter was fully resolved in April 2003 with Telcom Ventures payment of the full $100,000 in question. At September 30, 2003, no amounts were outstanding under this arrangement. The amounts outstanding as of December 31, 2002, less reserves, are included as due from related parties and affiliates within the condensed consolidated balance sheets in the accompanying financial statements.

We also have provided from time to time engineering services to Telcom Ventures and various other companies majority-owned or controlled by Telcom Ventures. However, no such services were provided by us during 2002 or 2003 to date.

As of September 30, 2003, Telcom Ventures and RF Investors collectively owned approximately 82% of the combined voting power of our class A and class B common stock. Dr. Singh, Neera Singh and members of their family and certain family trusts beneficially owned 100% of the interests of Telcom Ventures and RF Investors.

Advances to and from Telcom Ventures and Related Parties

Immediately following our initial public offering in 1996, we made a loan of $3.5 million to Telcom Ventures from proceeds of the initial public offering to assist Telcom Ventures in paying certain taxes due in connection with the assumption by us of the Telcom Ventures Note (as defined below) in connection with the initial public offering. The loan constitutes senior indebtedness of Telcom Ventures. The loan initially was repayable over five years, with equal annual principal payments over the term of the loan, and with interest payable annually accruing at the rate of LIBOR plus 1.75%. The remaining balance on the loan was paid in full, and the note was cancelled, in March 2002. The “Telcom Ventures Note” was a $30 million subordinated note issued in June 1994 by Telcom Ventures to MCI in return for cash in such amount. The Telcom Ventures Note was converted into shares of our class A common stock in August 1999. In connection with the reorganization in 1996 of our predecessor, LCC, L.L.C. (which we refer to as the “Limited Liability Company”), pursuant to which it merged with and into us, we agreed to assume the Telcom Ventures Note from Telcom Ventures. Telcom Ventures was the Limited Liability Company’s parent entity at the time of the merger.

MCI is an indirect wholly-owned subsidiary of WorldCom, Inc., and WorldCom, Inc. and MCI have the power to vote and the power to direct the disposition of 2,841,099 shares of our class A common stock, or approximately 3.6% of the combined voting power of our class A and class B common stock prior to the offering. MCI is selling 1,420,550 shares of class A common stock in this offering. Susan Mayer, a member of our board of directors until June 2003, was the senior vice president and treasurer of WorldCom, Inc., and the president of WorldCom Ventures, a subsidiary of WorldCom, Inc., until

June 2003. Neither MCI nor WorldCom, Inc. has a contractual right to designate director nominees for election by our stockholders, and Ms. Mayer did not serve on our board of directors as a designee of either MCI or WorldCom, Inc.

Sublease with Telcom Ventures

We sublease approximately 3,800 square feet of office space in McLean, Virginia, to Telcom Ventures. Pursuant to the terms of the sublease agreement, Telcom Ventures pays us $3,800 per month to sublease the space. Telcom Ventures currently subleases this office space on a month-to-month basis.

Corporate Opportunity

Concurrently with our initial public offering in 1996, we entered into an Intercompany Agreement with Telcom Ventures, RF Investors, Cherrywood, Dr. Rajendra Singh, Neera Singh, certain Singh family trusts (the five immediately foregoing persons and entities being collectively referred to as the “Singh Family Group”) and the Carlyle Investors. We refer to all of the foregoing persons and entities, together with their respective successors or members of their immediate family, as the “Telcom Ventures Group.” Under the Intercompany Agreement, Telcom Ventures, RF Investors, Cherrywood and the Singh Family Group have agreed that, until the earlier of (i) the date on which any member of the Telcom Ventures Group no longer possesses voting control of us or (ii) the occurrence of certain termination events specified in the 1993 Formation Agreement among the members of the Telcom Ventures Group, or the Formation Agreement, none of them will, directly or indirectly, participate or engage, other than through us, in any of our traditional business activities, defined as (a) the provision of cellular radio frequency engineering and network design services to the wireless telecommunications industry, (b) the provision of program management services or deployment or construction related consulting services to the wireless telecommunications industry and (c) the manufacture, sale, license, distribution or servicing of any radio network planning software tools or drive test field measurement and analysis equipment which are used by us in connection with our services described in the foregoing clauses (a) or (b). The foregoing prohibition does not apply to services provided to third parties in which any member of the Telcom Ventures Group holds or is considering the acquisition of an investment where the provision of services is incidental to such member’s investment or to the ownership by any member of the Telcom Ventures Group of up to 5% of the outstanding securities of any entity as long as no member of the Telcom Ventures Group participates in the management of such entity. Under the Intercompany Agreement, each of the Carlyle Investors (but not its affiliates) has also agreed not to invest in any entity whose primary business is to compete with us in our traditional business activities (excluding the program management and towers businesses) until the earlier of (i) the date on which such Carlyle Investor no longer owns, directly or indirectly, an interest in us or (ii) the occurrence of certain termination events specified in the Formation Agreement.

In consideration of the foregoing agreements of the Telcom Ventures Group, we have agreed that, if any opportunity to invest in or acquire a third party the value of which could reasonably be deemed to exceed $1 million, or an Investment Opportunity, is presented to us and we wish to refer such Investment Opportunity to a third party, we must give written notice to Telcom Ventures of such Investment Opportunity. Telcom Ventures has five business days following its receipt of the notice to inform us of its desire to pursue the Investment Opportunity. If Telcom Ventures does not wish to pursue the Investment Opportunity, or fails to provide timely notice to us of its interest, we may refer the Investment Opportunity to any third party.

Certain Relationships between the Carlyle Investors and RF Investors, Telcom Ventures and Cherrywood

In March 2002, the Carlyle Investors exercised their right under a 1996 letter agreement with Cherrywood, which is owned by Dr. Rajendra Singh, Neera Singh and certain Singh Children Family Trusts, to cause the distribution to the Carlyle Investors of 2,115,132 shares of our class A common stock. The shares distributed to the Carlyle Investors consisted of both our class A and class B common stock then held by RF Investors, but each such share of class B common stock automatically converted into one share of our class A common stock upon such distribution pursuant to our restated certificate of incorporation. These shares of our class A common stock represented the Carlyle Investors’ proportionate interest in RF Investors resulting from its ownership interest in Telcom Ventures. As a result of such distribution, the Carlyle Investors no longer have any interest in RF Investors or any rights relating to our class A or class B common stock arising through Telecom Ventures or RF Investors, but the Carlyle Investors continue to hold an interest in Telcom Ventures with respect to certain investments unrelated to our company. Prior to such distribution to the Carlyle Investors, Telcom Ventures was obligated pursuant to its limited liability agreement to vote any and all shares of our class A and class B common stock held by Telcom Ventures, and to cause RF Investors to vote any and all shares of our class A and class B common stock held by RF Investors, to elect as directors of our company up to two persons recommended by the Carlyle Investors and to not take certain actions without the consent of the Carlyle Investors, including approving any amendment to our certificate of incorporation or bylaws.

In addition, in connection with our initial public offering, we agreed to indemnify Telcom Ventures, RF Investors, Cherrywood, the Carlyle Investors and TC Group against any liability for obligations and liabilities associated with our predecessor’s operations.

Registration Rights

We entered into a registration rights agreement with RF Investors and MCI, granting them specified rights with respect to the registration of their shares of our class A common stock under the Securities Act of 1933. This agreement is described more fully under “Description of Capital Stock — Registration Rights.” Pursuant to the Registration Rights Agreement, RF Investors and MCI are offering for sale shares of our class A common stock pursuant to this prospectus.

Affiliation to Carlyle Investors and TC Group

Our business commenced in 1983 in a corporation named LCC, Incorporated (presently named Cherrywood Holdings, Inc.), a Kansas corporation organized in 1983 and wholly owned by Dr. Rajendra and Neera Singh and other members of the Singh Family Group. The business was transferred by LCC, Incorporated to Telcom Ventures for a 75% interest in Telcom Ventures in January 1994, at which time the Carlyle Investors acquired a 25% interest in Telcom Ventures in consideration of a cash contribution. Telcom Ventures then formed the Limited Liability Company, our predecessor, and transferred the business to the Limited Liability Company in exchange for a 99% interest in the Limited Liability Company. LCC, Incorporated and TC Group, an affiliate of the Carlyle Investors, received direct interests of 0.75% and 0.25%, respectively, in the Limited Liability Company.

The Carlyle Investors and TC Group also are parties to the Intercompany Agreement discussed above under the heading “— Corporate Opportunity.” The Carlyle Investors will own in the aggregate 1,057,566 shares of our class A common stock following the offering. Gregory S. Ledford, a member of our board of directors until June 2001, is a managing director of TC Group. Mr. Gilbert, a current member of our board of directors, has a limited partnership interest in Carlyle-LCC Investors I, L.P., which is one of the selling stockholders. Such interest provides Mr. Gilbert with approximately a 2% economic interest in the shares of our class A common stock owned by the Carlyle Investors.

Policy on Related Party Transactions

Our audit committee charter requires that our audit committee review transactions in which officers, directors or other related parties have an interest or which involve parties whose relationship with our company may enable them to negotiate terms more favorable than those available to other, more independent parties. The audit committee charter containing this conflict of interest policy was adopted by our board of directors in March 2003 in response to corporate governance rules proposed and adopted by the NASD and the SEC. The related party transactions discussed above were not reviewed by the audit committee because all of these transactions were entered into before this conflict of interest policy was adopted.

Certain Relationships between Mark Ein, Dr. Rajendra Singh and Neera Singh

Vernon Investors II, LLC, a company owned by Dr. Rajendra Singh, Neera Singh and certain Singh family trusts, invested $1,666,666 in Venturehouse Group, LLC in 1998. Mark Ein is the founder of Venturehouse Group and has been its chief executive officer since 1999. In June 2001, Venturehouse Group redeemed Vernon Investors’ entire investment in Venturehouse Group in exchange for a promissory note in the principal amount of $317,000. The promissory note is due in full on June 13, 2011, and interest on the note is due and payable annually on June 12th. Dr. Singh served on the board of directors of Venturehouse Group from the time of Vernon Investors’ investment in 1998 until such investment was redeemed by Venturehouse Group in June 2001.

Payment of Interest on Loan to C. Thomas Faulders, III

The loan agreement that we entered into with Mr. Faulders provides that we will pay Mr. Faulders a quarterly bonus equal to the amount of interest owed by Mr. Faulders under the loan on such date after applicable state and federal taxes. The amount we paid Mr. Faulders pursuant to this provision of the loan agreement in 2002, 2001 and 2000 was $174,309, $165,619 and $158,993, respectively. For a discussion of the loan agreement between Mr. Faulders and our company, see “Executive Compensation — Employment Agreements and Change-in-Control Arrangements.”

Principal and Selling Stockholders

The following two tables set forth information known to us regarding beneficial ownership of our class A and class B common stock as of September 30, 2003 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding class A or class B common stock;

•	each of the selling stockholders, each named executive officer and each of our directors; and

•	all of our executive officers and directors as a group.

The following table sets forth the number of shares of our class A and class B common stock beneficially owned by the indicated parties on September 30, 2003, prior to the sale of the shares of class A common stock offered by this prospectus.

	Shares Beneficially Owned Prior to Offering

			Percentage of
	Shares		Shares Beneficially
	Beneficially Owned		Owned		Percentage of
					Total Voting
Beneficial Owner(1)	Class A	Class B	Class A	Class B	Power(2)

MCI WORLDCOM Network Services, Inc.(3)	2,841,099	—	19.3%	—	3.6%
William E. Conway, Jr.(4)(5)	2,145,132	—	14.6%	—	2.8%
Daniel A. D’Aniello(4)(5)	2,145,132	—	14.6%	—	2.8%
David M. Rubenstein(4)(5)	2,145,132	—	14.6%	—	2.8%
C. Thomas Faulders, III(6)	975,875	—	6.3%	—	1.2%
Julie A. Dobson	—	—	—	—	—
Mark D. Ein(7)	101,000	—	*	—	*
Steven J. Gilbert(8)	39,999	—	*	—	*
Susan Ness(9)	9,599	—	*	—	*
Dr. Rajendra Singh(10)	925,087	6,406,374	6.3%	100%	82.4%
Neera Singh(10)	925,087	6,406,374	6.3%	100%	82.4%
RF Investors, L.L.C.(11)	—	6,316,374	—	100%	81.1%
Telcom Ventures, L.L.C.(12)	845,087	6,316,374	5.7%	100%	82.2%
Carlo Baravalle(13)	46,666	—	*	—	*
Michael S. McNelly(13)	109,000	—	*	—	*
Graham B. Perkins	—	—	—	—	—
Peter A. Deliso(13)	73,833	—	*	—	*
Vincent F. Gwiazdowski (13)	31,900	—	*	—	*
All Executive Officers and Directors as a Group (13 persons) (14)	2,374,401	6,406,374	14.8%	100%	83.8%

The following table sets forth the number of shares of our class A and class B common stock beneficially owned by the indicated parties on September 30, 2003, after giving effect to the shares of class A common stock to be sold pursuant to this prospectus.

		Shares Beneficially Owned Following the Offering

				Percentage of
				Shares
		Shares		Beneficially
	Shares of	Beneficially Owned		Owned		Percentage of
	Class A Offered					Total Voting
Beneficial Owner(1)	in the Offering	Class A	Class B	Class A	Class B	Power(2)

MCI WORLDCOM Network Services, Inc.(3)	1,420,550	1,420,549	—	7.7%	—	2.2%
William E. Conway, Jr.(4)(5)	1,057,566	1,087,566	—	5.9%	—	1.7%
Daniel A. D’Aniello(4)(5)	1,057,566	1,087,566	—	5.9%	—	1.7%
David M. Rubenstein(4)(5)	1,057,566	1,087,566	—	5.9%	—	1.7%
C. Thomas Faulders, III(6)	—	975,875	—	5.1%	—	1.5%
Julie A. Dobson	—	—	—	—	—	—
Mark D. Ein(7)	—	101,000	—	*	—	*
Steven J. Gilbert(8)	—	39,999	—	*	—	*
Susan Ness(9)	—	9,599	—	*	—	*
Dr. Rajendra Singh(10)	2,521,884	80,000	4,729,577	*	100%	72.1%
Neera Singh(10)	2,521,884	80,000	4,729,577	*	100%	72.1%
RF Investors, L.L.C.(11)	1,676,797	—	4,639,577	—	100%	71.6%
Telcom Ventures, L.L.C.(12)	2,521,884	—	4,639,577	—	100%	71.6%
Carlo Baravalle(13)	—	46,666	—	*	—	*
Michael S. McNelly(13)	—	109,000	—	*	—	*
Graham B. Perkins	—	—	—	—	—	—
Peter A. Deliso(13)	—	73,833	—	*	—	*
Vincent F. Gwiazdowski (13)	—	31,900	—	*	—	*
All Executive Officers and Directors as a Group (13 persons) (14)	2,521,884	1,529,314	4,729,577	7.8%	100%	73.7%

*	Less than 1% of the outstanding shares of class A and class B common stock.

(1)	Unless otherwise noted and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned by such person, except to the extent authority is shared by spouses under applicable law. In addition, unless otherwise noted, the address of each of the beneficial owners identified is c/o LCC International, Inc., 7925 Jones Branch Drive, McLean, Virginia 22102.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of our class A and class B common stock deemed outstanding includes shares the respective person or group has the right to acquire beneficial ownership of within 60 days after September 30, 2003, including but not limited to any right to acquire such shares through the exercise of an option. For purposes of calculating each person’s or group’s percentage ownership, any shares not outstanding which are subject to such option shall be deemed to be outstanding for the purpose of computing the percentage of outstanding class A and class B common stock owned by such person or group, but shall not be deemed to be outstanding for the purpose of computing the percentage of class A and class B common stock owned by any other person or group. The number of shares of our class A common stock set forth in the table as beneficially owned by each stockholder does not include shares of class A common stock that such stockholder has the right to acquire through the conversion of shares of class B common stock.

(2)	This column sets forth the percentage of our common stock beneficially owned by the indicated parties, assuming all shares of class B common stock were converted into shares of class A common stock.

The percentage of shares beneficially owned before the offering is based on 21,021,573 outstanding shares of our class A and class B common stock as of September 30, 2003. The percentage of shares beneficially owned after the offering is based on 23,021,573 shares of our class A and class B common stock outstanding as of September 30, 2003, assuming the sale of 2,000,000 shares of class A common stock in the offering by us, the sale of 5,000,000 shares of class A common stock by the selling stockholders and no exercise of the underwriters’ over-allotment option.

(3)	According to the Amendment No. 3 to the Schedule 13D filed on September 23, 2003, MCI is an indirect wholly-owned subsidiary of WorldCom, Inc., and WorldCom, Inc. and MCI have the power to vote and the power to direct the disposition of such shares. Susan Mayer, a member of our board of directors until June 2003, was the senior vice president and treasurer of WorldCom, Inc., and the president of WorldCom Ventures, a subsidiary of WorldCom, Inc., until June 2003. The address of MCI is 22001 Loudoun County Parkway, Ashburn, Virginia 20147.

(4)	The information presented in the table regarding William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein has been prepared by the Company based upon filings made by TCG Holdings, L.L.C. with the Securities and Exchange Commission and information provided to us. Messrs. Conway, D’Aniello and Rubenstein, as members and managing members of MDLCC Investors, L.L.C. and TCG Holdings, L.L.C., respectively, may be deemed to share beneficial ownership of the shares beneficially owned by MDLCC Investors, L.L.C. and TCG Holdings, L.L.C. Messrs. Conway, D’Aniello and Rubenstein disclaim such beneficial ownership. The address of Messrs. Conway, D’Aniello, Rubenstein, MDLCC Investors, L.L.C. and TCG Holdings, L.L.C. is c/o The Carlyle Group, 1001 Pennsylvania Ave., NW, Washington, DC 20004.

(5)	Includes shares held of record by Carlyle-LCC Investors I, L.P., a Delaware limited partnership, Carlyle-LCC Investors II, L.P., a Delaware limited partnership, Carlyle-LCC Investors III, L.P., a Delaware limited partnership, and Carlyle-LCC Investors IV(E), L.P., a Delaware limited partnership (collectively, the “Investment Partnerships”). TC Group exercises investment discretion and control over the shares held by the Investment Partnership directly through its capacity as the sole general partner of the Investment Partnerships. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group. Includes options to purchase 30,000 shares of class A common stock which are currently exercisable by TC Group. Gregory S. Ledford, a member of our board of directors until June 2001, is a managing director of TC Group. Please also see “Certain Relationships and Related Transactions.”

(6)	Includes 816,666 shares of class A common stock which may be acquired within 60 days of September 30, 2003 pursuant to stock options granted under our employee stock option plan.

(7)	Includes 80,000 and 20,000 shares of class A common stock which may be acquired within 60 days of September 30, 2003 pursuant to options granted under our directors stock option plan and our employee stock option plan, respectively.

(8)	Consists entirely of shares of class A common stock which may be acquired within 60 days of September 30, 2003 pursuant to stock options granted under our directors stock option plan. Mr. Gilbert, a member of our board of directors, has a limited partnership interest in Carlyle LCC Investors I, L.P., which is one of the selling stockholders. Such interest provides Mr. Gilbert with approximately a 2% economic interest in the shares of our class A common stock owned by the Carlyle Investors.

(9)	Consists entirely of shares of class A common stock which may be acquired within 60 days of September 30, 2003 pursuant to stock options granted under our directors stock option plan.

(10)	Includes: (i) 90,000 shares of class B common stock which may be acquired within 60 days of September 30, 2003 pursuant to options granted to Dr. Rajendra Singh and Neera Singh under our directors stock option plan; (ii) 40,000 shares of class A common stock which may be acquired within 60 days of September 30, 2003 pursuant to options granted to Dr. Singh and Ms. Singh under our employee stock option plan; (iii) 40,000 shares of class A common stock held by Dr. Singh and Ms. Singh; (iv) 6,316,374 shares of class B common stock held by RF Investors immediately prior to the offering, and 4,639,577 shares of class B common stock held by RF Investors immediately after the offering, which shares in each case represent all of the shares of class B common stock outstanding at such time; and (v) 845,087 shares of class A common stock held by Telcom Ventures L.L.C. prior to the offering. Telcom Ventures owns 99.248% of the equity interests in RF Investors. Cherrywood, in turn, owns 100% of the equity interests of Telcom Ventures in RF Investors, and Cherrywood directly owns 0.752% of the equity interests in RF Investors. Cherrywood is owned by Dr. Singh, Ms. Singh and certain Singh Children Family Trusts, and Dr. Singh and Ms. Singh are the executive officers of Cherrywood and its sole directors. Dr. Singh and Ms. Singh together have the power to vote or dispose of the shares of class A common stock and class B common stock held by RF Investors and Telcom Ventures. The shares of class A common stock and class B common stock beneficially owned by both Dr. Singh and Ms. Singh have been aggregated in calculating the number of shares beneficially owned by each. Each share of class B common stock may be converted into one share of class A common stock at any time upon the holder’s election. Telcom Ventures will sell in the offering 845,087 shares of our class A common stock and RF Investors will sell 1,676,797 shares of our class B common stock. These 1,676,797 shares of our class B common stock held by RF Investors shall be converted into 1,676,797 shares of our class A common stock immediately upon the sale of such shares. The address of Dr. Singh and Neera Singh is c/o Telcom Ventures, L.L.C., 7925 Jones Branch Drive, McLean, Virginia 22102.

(11)	Dr. Singh, Neera Singh and members of their family and certain family trusts beneficially own 100% of the outstanding interests of RF Investors. The address of RF Investors is c/o Telcom Ventures, L.L.C., 7925 Jones Branch Drive, McLean, Virginia 22102.

(12)	Includes 6,316,374 shares of class B common stock held by RF Investors prior to the offering and 4,639,577 shares of class B common stock held by RF Investors after the offering. Telcom Ventures beneficially owns 100% of the outstanding interests of RF Investors. Dr. Singh, Neera Singh and members of their family and certain family trusts beneficially own 100% of the outstanding interests of Telcom Ventures. The address of Telcom Ventures, L.L.C. is 7925 Jones Branch Drive, McLean, Virginia 22102.

(13)	Consists entirely of shares of class A common stock which may be acquired within 60 days pursuant to stock options granted under our employee stock option plan.

(14)	Includes: (i) 31,999 shares of class A common stock which may be acquired by Terri L. Feely, vice president, human resources within 60 days of September 30, 2003 pursuant to options granted under our employee stock option plan; and (ii) 29,443 shares which may be acquired by Tricia L. Drennan, vice president, corporation communications and investors relations, and assistant secretary within 60 days of September 30, 2003 pursuant to options granted under our employee stock option plan.

Description of Capital Stock

Our authorized capital stock consists of 70 million shares of class A common stock, 20 million shares of class B common stock, and 10 million shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). The following description of our capital stock is subject to our restated certificate of incorporation and amended and restated bylaws and the Delaware General Corporation Law.

Common Stock

We have two classes of authorized common stock, class A common stock, shares of which are being offered hereby, and class B common stock. Our class A common stock has one vote per share. Our class B common stock, which may be owned only by Telcom Ventures and its affiliates or a successor thereof, has ten votes per share. Our class B common stock, whose holders have effective control of us, is not being offered by this prospectus. Except as otherwise required by law, shares of class A common stock and class B common stock vote together on all matters, including the election of directors.

We may not issue any additional shares of class B common stock other than upon the exercise of outstanding options to purchase shares of class B common stock granted under our directors stock option plan. Each outstanding share of class B common stock may, at the option of the holder thereof, at any time, be converted into one share of class A common stock. Each share of outstanding class B common stock shall convert into one share of class A common stock immediately upon transfer to any holder other than the following (an “Eligible Class B Stockholder”): (i) Telcom Ventures, one or more subsidiaries thereof or any successor to Telcom Ventures or one or more subsidiaries thereof; (ii) LCC, Incorporated, which was the largest beneficial owner of Telcom Ventures as of May 15, 1996, or any successor thereto; or (iii) any one or more of Dr. Rajendra Singh, Neera Singh, other members of the immediate family of Dr. Rajendra and Neera Singh or their lineal descendants, spouses of lineal descendants or lineal descendants of spouses, or any trusts for the benefit of any of the foregoing. If the shares of class B common stock held by the Eligible Class B Stockholders in the aggregate constitute 10% or less of the outstanding shares of common stock, each share of class B common stock shall immediately convert into one share of class A common stock. Each share of outstanding class B common stock which is held by any Eligible Class B Stockholder shall immediately convert into one share of class A common stock at such time as such holder is no longer an Eligible Class B Stockholder.

Holders of common stock have no cumulative voting rights and no preemptive, redemption, subscription, or sinking fund rights. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up of our company, holders of common stock shall be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock.

Preferred Stock

Our restated certificate of incorporation authorizes our board of directors to issue, from time to time and without further stockholder action, up to an aggregate of 10 million shares of one or more series of Preferred Stock, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of delaying, deferring or preventing our change in control without further action by the stockholders. Preferred Stock issued with voting, conversion or redemption rights may adversely affect the voting power of the holders of common stock, and could discourage any attempt to obtain control of us. As of the date of this prospectus, our board of directors has not authorized any series of Preferred Stock, and there are presently no agreements or understanding for the issuance of any shares of Preferred Stock.

Registration Rights

Concurrently with our initial public offering in 1996, we entered into a Registration Rights Agreement with RF Investors and MCI relating to our class A common stock issuable upon conversion of class B common stock or upon conversion of indebtedness of our company to MCI, which occurred in August 1999. Under the Registration Rights Agreement, RF Investors and MCI have certain “demand” rights to require us to register their common stock for sale and may register shares on a “piggyback” basis in connection with most registered public offerings of our securities. Pursuant to the Registration Rights Agreement, RF Investors and MCI are offering for sale shares of class A common stock pursuant to this prospectus.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors

Our amended and restated bylaws establish an advance notice procedure with regard to the nomination, other than by our board of directors, of candidates for election as directors (the “Nomination Procedure”) and with regard to certain matters to be brought before an annual meeting of our stockholders (the “Business Procedure”). The Nomination Procedure requires that a stockholder give prior written notice, in specified form, of a planned nomination to our board of directors to our secretary. Any person who is not so nominated will not be eligible for election as a director under the Nomination Procedure. Under the Business Procedure, a stockholder seeking to have any business conducted at an annual or special meeting must give prior written notice, in specified form, to our secretary. If business is not properly brought before such meeting in accordance with the Business Procedure, such business will not be transacted at such meeting. Although our amended and restated bylaws do not give our board of directors any power to approve or disapprove stockholder nominations for the election of directors or any other business desired by stockholders to be conducted at an annual or special meeting, our amended and restated bylaws: (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular meeting if the proper procedures are not followed; or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of such solicitation or such attempt might be beneficial to us and our stockholders.

Limitation of Liability and Indemnification

Our restated certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper personal benefit from their action as directors.

Anti-Takeover Effects of Provisions of Delaware Law

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, consolidations, asset sales, and other transactions involving our company and an interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Transfer Agent and Registrar

We have appointed American Stock Transfer & Trust Company as the transfer agent and registrar for our class A common stock.

Underwriting

We and the selling stockholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and Punk, Ziegel & Company, L.P. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of class A common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of class A common stock set forth opposite its name below:

Underwriter	Number of Shares

CIBC World Markets Corp.	5,289,375
Punk, Ziegel & Company, L.P.	1,535,625
Friedman, Billings, Ramsey & Co., Inc.	87,500
Legg Mason Wood Walker, Incorporated	87,500

Total	7,000,000

The underwriters have agreed to purchase from us and the selling stockholders all of the shares of class A common stock offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. The obligations of the underwriters may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The offering price was determined by negotiations between the underwriters and us.

The shares should be ready for delivery on or about November 28, 2003, against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $0.123 per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 1,050,000 additional shares of class A common stock from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $4,305,000 and the total proceeds to us will be $4,089,750. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders:

		Total Without Exercise of	Total With Full Exercise of
	Per Share	Over-Allotment Option	Over-Allotment Option

LCC	$0.205	$410,000	$625,250
Selling stockholders	0.205	1,025,000	1,025,000

Total		$1,435,000	$1,650,250

We and the selling stockholders estimate that our portions of the total expenses of the offering, excluding the underwriting discount, will be approximately $0.2 million and $0.4 million, respectively.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make because of any of those liabilities.

Our officers and directors and the Carlyle Investors (and TC Group, an affiliate of the Carlyle Investors), MCI, RF Investors and Telcom Ventures have agreed to a 90-day “lock up” with respect to 8,767,006 shares of class A common stock and other of our securities that they beneficially own, including securities that are convertible into shares of class A common stock and securities that are exchangeable or exercisable for shares of class A common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. In addition, we have agreed that, subject to certain exceptions, we will not offer, sell, pledge or otherwise dispose of shares of class A common stock or securities that are convertible into shares of class A common stock or securities that are exchangeable or exercisable for shares of class A common stock without the prior written consent of CIBC World Markets Corp. for a period of 90 days following the date of this prospectus.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions — The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions — The underwriters may sell more shares of our class A common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids — If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making — Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our class A common stock may have the effect of raising or maintaining the market price of our class A common stock or preventing or mitigating a decline in the market price of our class A common stock. As a result, the price of the shares of our class A common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on The NASDAQ National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Legal Matters

The validity of the shares of class A common stock to be issued in this offering will be passed upon for us by Hogan & Hartson L.L.P. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hale and Dorr LLP.

Experts

The consolidated financial statements and schedule of LCC International, Inc. and subsidiaries as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where You Can Find Additional Information

We have filed a registration statement on Form S-1 with the SEC in connection with this offering. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

LCC International, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of LCC International, Inc. and Subsidiaries (the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LCC International, Inc. and Subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

McLean, Virginia

March 15, 2003

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2000, 2001, 2002

	2000	2001	2002

	(In thousands, except per share data)
Revenues (note 5):
Service	$149,385	$130,609	$67,069
Tower ownership and management	1,008	–	–

Total revenues	150,393	130,609	67,069

Cost of revenues:
Service	109,952	103,535	58,429
Tower ownership and management	333	–	–

Total cost of revenues	110,285	103,535	58,429

Gross profit	40,108	27,074	8,640

Operating expenses:
Sales and marketing	7,833	7,068	8,095
General and administrative	19,673	15,978	20,311
Restructuring charge (note 7)	(108)	–	13,522
Gain on sale of tower portfolio and administration, net (note 3)	(26,437)	(2,998)	(2,000)
Depreciation and amortization	2,899	3,012	2,884

Total operating expenses	3,860	23,060	42,812

Operating income (loss)	36,248	4,014	(34,172)

Other income (expense):
Interest income	1,951	1,899	840
Interest expense	(263)	(13)	(22)
Other	(787)	22,113	(3,767)

Total other income (expense)	901	23,999	(2,949)

Income (loss) from operations before income taxes	37,149	28,013	(37,121)
Provision (benefit) for income taxes (note 13)	16,531	11,041	(8,451)

Net income (loss)	$20,618	$16,972	$(28,670)

Net income (loss) per share:
Basic	$1.01	$0.83	$(1.37)

Diluted	$0.93	$0.81	$(1.37)

The accompanying notes are an integral part of the Consolidated Financial Statements.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2001	2002

	(In thousands, except
	per share data)
ASSETS:
Current assets:
Cash and cash equivalents (note 4)	$52,658	$37,507
Restricted cash	–	1,308
Short-term investments	484	514
Receivables, net of allowance for doubtful accounts of $2,048 and $3,122 at December 31, 2001 and 2002, respectively
Trade accounts receivable	26,294	13,165
Unbilled receivables	10,240	12,369
Due from related parties and affiliates (note 5)	1,073	61
Deferred income taxes, net (note 13)	2,724	3,932
Prepaid expenses and other current assets	1,607	1,835
Prepaid tax receivable and prepaid taxes	2,632	8,285

Total current assets	97,712	78,976
Property and equipment, net (note 6)	5,730	5,010
Investments in affiliates (note 10)	5,162	–
Deferred income taxes, net (note 13)	2,038	504
Goodwill and other intangibles	637	11,273
Other assets	952	960

	$112,231	$96,723

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$3,840	$7,316
Accrued expenses	8,287	10,543
Accrued employee compensation and benefits	10,323	6,272
Deferred revenue	640	41
Income taxes payable (note 13)	292	882
Accrued restructuring current	–	3,937
Other current liabilities	2,196	26

Total current liabilities	25,578	29,017
Accrued restructuring	–	5,786
Other liabilities	849	832

Total liabilities	26,427	35,635

Commitments and contingencies (notes 1, 4, 11, 14, 15, and 16)
Shareholders’ equity:
Preferred stock:
10,000 shares authorized; -0- shares issued and outstanding	–	–
Class A common stock; $.01 par value:
70,000 shares authorized; 12,271 shares and 14,632 shares issued and outstanding at December 31, 2001 and 2002, respectively	123	146
Class B common stock; $.01 par value:
20,000 shares authorized; 8,407 shares and 6,319 shares issued and outstanding at December 31, 2001 and 2002, respectively	84	63
Paid-in capital	92,428	94,132
Accumulated deficit	(1,409)	(30,079)
Notes receivable from shareholders (note 5)	(2,325)	(1,625)

Subtotal	88,901	62,637
Accumulated other comprehensive loss — foreign currency translation adjustments	(3,097)	(1,549)

Total shareholders’ equity	85,804	61,088

	$112,231	$96,723

The accompanying notes are an integral part of the Consolidated Financial Statements.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2000, 2001 and 2002

							Notes	Accumulated
							Receivable	Other
		Common Stock			Comprehensive		from	Comprehensive
	Preferred			Paid-in	Income	Accumulated	Shareholders	Income
	Stock	Class A	Class B	Capital	(Loss)	Deficit	(note 5)	(Loss)	Total

	(In thousands)
Balances at December 31, 1999	–	$116	$85	$85,846		$(38,999)	$(3,025)	$(1,597)	$42,426
Payment from shareholder	–	–	–	100		–	700	–	800
Exercise/ issuance of stock options	–	4	–	4,868		–	–	–	4,872
Issuance of common stock	–	–	–	593		–	–	–	593
Net income	–	–	–	–	$20,618	20,618	–	–	20,618
Other comprehensive loss — foreign currency translation adjustments	–	–	–	–	(893)	–	–	(893)	(893)

Comprehensive income	–	–	–	–	$19,725	–	–	–	–

Balances at December 31, 2000	–	120	85	91,407		(18,381)	(2,325)	(2,490)	68,416
Exercise/ issuance of stock options	–	2	(1)	536		–	–	–	537
Issuance of common stock	–	1	–	485		–	–	–	486
Net income	–	–	–	–	$16,972	16,972	–	–	16,972
Other comprehensive loss — foreign currency translation adjustments	–	–	–	–	(607)	–	–	(607)	(607)

Comprehensive income	–	–	–	–	$16,365	–	–	–	–

Balances at December 31, 2001	–	123	84	92,428		(1,409)	(2,325)	(3,097)	85,804
Exercise/ issuance of stock options	–	–	–	183		–	–	–	183
Issuance of common stock	–	23	(21)	1,521		–	–	–	1,523
Payment from shareholder	–	–	–	–		–	700	–	700
Net loss	–	–	–	–	$(28,670)	(28,670)	–	–	(28,670)
Other comprehensive income — foreign currency translation adjustments	–	–	–	–	1,548	–	–	1,548	1,548

Comprehensive loss	–	–	–	–	$(27,122)	–	–	–	–

Balances at December 31, 2002	–	$146	$63	$94,132		$(30,079)	$(1,625)	$(1,549)	$61,088

The accompanying notes are an integral part of the Consolidated Financial Statements.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2000, 2001, and 2002

	2000	2001	2002

	(In thousands)
Cash flows from operating activities:

Net income (loss)	$20,618	$16,972	$(28,670)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,899	3,012	2,884
Provision (recovery) for doubtful accounts	(306)	2,123	4,317
Realized gain on sale of investments and assets	–	(22,395)	–
Loss from investments in joint ventures, net	796	–	–
Impairment of assets	–	–	5,140
Restructuring charge	–	–	13,522
Gain on sale of tower portfolio	(26,437)	(2,998)	(2,000)
Changes in operating assets and liabilities:
Trade, unbilled, and other receivables	(28,275)	9,358	10,963
Accounts payable and accrued expenses	2,593	(8,835)	902
Other current assets and liabilities	7,165	(5,227)	(8,560)
Other noncurrent assets and liabilities	4,828	324	(1,328)

Net cash used in operating activities	(16,119)	(7,666)	(2,830)

Cash flows from investing activities:
Proceeds from sales of short-term investments	31,282	42,069	–
Purchases of short-term investments	(51,260)	(22,489)	(30)
Purchases of property and equipment	(3,870)	(3,377)	(2,854)
Proceeds from sale of property and equipment	209	29	34
Investments in affiliates	(3,386)	(1,755)	–
Proceeds from sale of investments and assets	–	22,624	–
Business acquisitions	–	–	(9,021)
Purchase of minority interest	(7,174)	–	–
Proceeds from tower portfolio sale, net of expenses	72,176	–	–

Net cash provided by (used in) investing activities	37,977	37,101	(11,871)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	593	518	49
Proceeds from exercise of options	1,604	434	109
Increase in restricted cash	–	–	(1,308)
Proceeds from line of credit/note	9,700	–	–
Payments on line of credit/note	(14,235)	–	–
Repayment of loan to shareholder	800	–	700

Net cash provided by (used in) financing activities	(1,538)	952	(450)

Net increase (decrease) in cash and cash equivalents	20,320	30,387	(15,151)
Cash and cash equivalents at beginning of period	1,951	22,271	52,658

Cash and cash equivalents at end of period	$22,271	$52,658	$37,507

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$263	$13	$22
Income taxes	2,781	14,103	1,545

Supplemental disclosures of non-cash investing and financing activities:

In January 2002, the Company purchased all of the assets of Smith Woolley Telecom for a purchase price of approximately $8.6 million. The purchase price consisted of $7.1 million in cash included above as part of business acquisitions and the issuance of 215,000 shares of the Company’s Class A Common Stock, par value $0.01 per share. The value of the Class A Common Stock was approximately $1.5 million. As a result, common stock and additional paid in capital increased, offset by an increase to goodwill and other intangibles.

The accompanying notes are an integral part of the Consolidated Financial Statements.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2000, 2001 and 2002

(1)     Description of Operations

The Company provides integrated end-to-end solutions for wireless voice and data communication networks with service offerings to include high level technical consulting, system design and deployment and ongoing operations and maintenance services. The Company operates in a highly competitive environment subject to rapid technological change and emergence of new technologies. Historically, the key drivers of changes in the Company’s wireless services business have been (1) the issuance of new or additional licenses to wireless operators; (2) the introduction of new services or technologies; (3) increases in the number of subscribers served by wireless operators; (4) the increasing complexity of wireless systems in operation and (5) changes in wireless infrastructure spending and deployment. Although the Company believes that its services are transferable to emerging technologies, rapid changes in technology and deployment could have an adverse financial impact on the Company.

(2)     Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash Equivalents

Cash equivalents include all highly liquid investments purchased with original maturities of three months or less and include overnight repurchase agreements, short-term notes, and short-term money market funds.

Short-Term Investments

Short-term investments consist primarily of federally sponsored short-term notes with maturity dates of more than three months from the date of acquisition. The portfolio held by the Company has been classified based on management’s intentions as to future investment activity. The Company carries these investments at cost plus accrued interest receivable, which approximates their market value. All short-term investments have maturity dates of one year or less.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of trade receivables. The Company sells its services globally. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains a provision for doubtful accounts related to potential credit losses. The Company had the following significant concentrations of trade receivables from customers located outside the United States at December 31, 2001 and 2002:

	2001	2002

	(In thousands)
Latin America	$436	$142
North America	20	32
Europe	3,529	9,724
Middle East/Africa	1,690	1,308
Asia-Pacific	1,777	1,175

The Company’s existing and potential customer base is diverse and includes start-up companies and foreign enterprises. The Company derived approximately 82.9% and 60.3% of its revenues from its ten

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

largest customers for the years ended December 31, 2001 and 2002, respectively. These ten largest customers constituted 66.4% of the Company’s net receivable balance as of December 31, 2002. Although the Company believes that the diversity of its customer base has historically minimized the risk of incurring material losses due to concentrations of credit risk, it may be exposed to a declining customer base in periods of market downturns, severe competition, exchange rate fluctuations or other international developments.

In 2002, revenues from one customer were approximately $7.8 million or 11.7% of the Company’s total revenues and revenues from another customer were $7.0 million or 10.5% of total revenues. In 2001, revenues from one customer were approximately $57.3 million or 43.9% of the Company’s total revenues and revenues from another customer were $10.3 million or 7.9% of the Company’s total revenues. In 2000, revenues from one customer were approximately $58.4 million or 38.8% of the Company’s total revenues and revenues from another customer were approximately $19.0 million or 12.6% of the Company’s total revenues.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximated fair value as of December 31, 2001 and 2002 because of the relatively short duration of these instruments. The carrying value of the notes receivable from shareholders approximated the fair value as the instruments included a market rate of interest.

Property and Equipment

Property and equipment are stated at cost, less an allowance for depreciation. Replacements and major improvements are capitalized; maintenance and repairs are charged to expense as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets per the table below.

Computer equipment	3 years
Software	3 years
Furniture and office equipment	3 to 7 years
Leasehold improvements	Shorter of the term of the lease or estimated useful life
Vehicles	5 years

Impairment of Long-Lived Assets

The Company’s policy is to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes an impairment loss when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. The measurement of the impairment losses to be recognized is based upon the difference between the fair value and the carrying amount of the assets.

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

Investments in Affiliates

The Company uses the equity method to account for those investments in which it has an ownership interest equal to or greater than twenty percent or exercises significant influence. For equity method investments, the Company records its proportionate share of the investee’s net income or loss. Generally, the Company uses the cost method of accounting for its investments in which the Company has an ownership interest of less than twenty percent or does not exercise significant influence. Investments carried at cost are written down if circumstances indicate that the carrying amount of the investment may not be recoverable.

Revenue Recognition

The Company’s principal sources of revenues are design services and system deployment services, and, prior to the sale of its tower business, tower lease revenues (see note 3). The Company recognizes revenues from long-term fixed-price contracts using the percentage-of-completion method. With the percentage-of-completion method, the Company recognizes revenue based on the ratio of individual contract costs incurred to date on a project compared with total estimated contract costs. Anticipated contract losses are recognized as soon as they become known and estimable. The Company also recognizes revenues on time and materials contracts as the services are performed. Lease revenues from the tower business are recognized over the term of the related lease. Revenues earned but not yet billed are reflected as unbilled receivables in the accompanying consolidated balance sheets. The Company expects substantially all unbilled and billed receivables to be collected within one year.

Income Taxes

Income taxes are determined in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109. Under this statement, temporary differences arise as a result of the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Certain of the Company’s international operations are subject to local income taxation. Currently, the Company is subject to taxation on income from certain operations in Europe, Latin America, the Far East, the Middle East and the non-U.S. portions of North America where the Company has subsidiaries, has established branch offices or has performed significant services that constitute a “permanent establishment” for tax reporting purposes. The foreign taxes paid or accrued by the Company may represent a potential credit for the Company against its U.S. Federal income taxes.

Foreign Currency Translation

Gains and losses on translation of the accounts of the Company’s foreign operations where the local currency is the functional currency are accumulated and included in other comprehensive loss within the accompanying consolidated statement of shareholders’ equity. Foreign currency transaction gains and losses are recognized currently in the consolidated statements of operations.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things, long-term contracts, allowance for doubtful accounts, accrual of expatriate taxes, accrual of income taxes, recoverability of investments in affiliates and the accrual of restructuring charges. Actual results could differ from those estimates.

Stock-Based Compensation

The Company accounts for equity-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and complies with the disclosure provisions of FASB SFAS No. 123, “Accounting for Stock-Based Compensation.” All equity-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123. Under APB No. 25, compensation expense is based upon the difference, if any, on the date of grant, between the fair value of the Company’s stock and the exercise price.

Had compensation cost for the Company’s stock-based compensation plans and employee stock purchase plan been determined on the fair value at the grant dates for awards under those plans, consistent with Financial Accounting Standards Board Statement No. 123 (“SFAS No. 123”), the Company’s net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below.

	2000	2001	2002

	(In thousands, except per share data)
Net income (loss)
As reported	$20,618	$16,972	$(28,670)
Pro forma	17,257	14,316	(31,232)
Net income (loss) share
As reported:
Basic	$1.01	$0.83	$(1.37)
Diluted	$0.93	$0.81	$(1.37)
Pro forma:
Basic	$0.85	$0.70	$(1.49)
Diluted	$0.78	$0.68	$(1.49)

Other Comprehensive Income (Loss)

Comprehensive income is defined as net income plus the changes in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income, but excluded from net income. Other comprehensive income (loss) consists solely of foreign currency translation adjustments in 2000, 2001 and

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2002. Changes in components of other comprehensive income (loss) are reported net of income tax, as follows (in thousands):

	2000			2001			2002

		Tax			Tax			Tax
	Pretax	Expense	Net	Pretax	Expense	Net	Pretax	Expense	Net
	Amount	(Credit)	Amount	Amount	(Credit)	Amount	Amount	(Credit)	Amount

Foreign currency translation Adjustments	$(1,609)	$(716)	$(893)	$(1,002)	$(395)	$(607)	$2,003	$455	$1,548

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

Recent Accounting Pronouncements

In July 2002, FASB SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued. The statement provides specific guidance for the recognition, measurement and reporting of costs associated with exiting an activity or disposing of a long-lived asset, including restructuring charges that the Company currently accounts for under EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions are effective after December 31, 2002. The adoption of SFAS No. 146 may have an effect on the timing of future restructuring charges taken, if and when they occur.

In December 2002, FASB SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123, was issued. This statement provides for alternative methods of transition for a company that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. At this time, the Company does not plan to adopt the fair value based method of accounting for its stock-based employee compensation.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also to include more detailed disclosures in respect to those guarantees. FIN 45 is effective on a prospective basis for guarantees issued or modified starting January 1, 2003 and requires the additional disclosures for the interim and annual financial statements for periods ending after December 15, 2003. The Company does not anticipate issuing any guarantees which would be required to be recognized as a liability under FIN 45 and therefore, the Company does not expect the adoption of this interpretation to have a material impact on the Company’s financial condition and results of operations.

(3)	Tower Portfolio Sale and Administration

During 2000, Microcell Management, Inc. (“Microcell”), a subsidiary of the Company, completed the closing of the sale of its telecommunication tower portfolio to Pinnacle Towers Inc. (“Pinnacle”) pursuant to an Asset Purchase Agreement between Pinnacle and Microcell. During 2000, Microcell conveyed 177 tower sites to Pinnacle for net cash proceeds of $72.2 million. On February 15, 2000, Microcell and the Company entered into a Settlement and Release Agreement with the minority shareholders of Microcell. Pursuant to the Settlement and Release Agreement, concurrent with the Pinnacle tower sale, the aggregate 16.25% minority shareholder interests were redeemed and other costs paid and/or reimbursed for $7.2 million. The payment was capitalized as part of the cost of acquiring the Microcell assets and was

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expensed as sites were conveyed to Pinnacle. As part of the agreement, all pending claims of the minority shareholders were settled and dismissed with prejudice.

As part of the tower sale transaction, Microcell and Pinnacle entered into a Master Antenna Site Lease pursuant to which Microcell agreed to lease, until December 31, 2002, the unoccupied space on each telecommunication tower sold to Pinnacle. As of December 31, 2000, the Company had recognized a gain of $26.4 million on the sale of the tower portfolio and deferred $5.2 million of the gain. The deferred gain related to the maximum lease obligation under the Master Antenna Site Lease and was included in other long-term liabilities. During 2001, the Company recognized $3.2 million of the deferred gain, which was offset by $0.2 million in related operating expenses. As of December 31, 2001, the Company had deferred $2.0 million of the gain that related to the maximum lease obligations under the Master Antenna Site Lease and included it in other current liabilities. Microcell and Pinnacle also entered into a Tower Services Agreement to provide Pinnacle with audit, maintenance, and program management services. The Tower Services Agreement, which expired in August 2001, provided for minimum annual payments to Microcell of $10.0 million for the contemplated services.

On January 25, 2002, the Company entered into a settlement agreement with Pinnacle. Pursuant to the agreement, the Company received $2.0 million in cash to satisfy Pinnacle’s obligations under the Tower Services Agreement. This gain was recognized in the second quarter of 2002, when all uncertainties related to any potential claims against the payment received were resolved. In addition, the Company paid Pinnacle $2.0 million to satisfy all remaining obligations under the Master Antenna Site Lease. This payment reduced the $2.0 million deferred gain the Company included in other current liabilities on the December 31, 2001 consolidated balance sheet.

(4)	Cash and Cash Equivalents

At December 31, 2001 and 2002, cash and cash equivalents consisted of the following (in thousands):

	2001	2002

Cash in banks	$3,106	$10,073
Cash equivalents	49,552	27,434

	$52,658	$37,507

(5)	Related Party Transactions

RF Investors, a subsidiary of Telcom Ventures, owns the Class B Common Stock shares outstanding, which have ten-to-one voting rights over the Class A Common Stock shares and therefore represent approximately 81% voting control.

During 2000, 2001, and 2002, the Company provided services to Telcom Ventures and various other companies majority owned, or controlled by, Telcom Ventures or its members. Revenues earned during 2000, 2001 and 2002 for services provided to these customers were approximately $1.9 million, $0.1 million, and none, respectively. Receivables from these related parties were $19,000 and none at December 31, 2001 and 2002, respectively, and are included in due from related parties and affiliates in the accompanying consolidated balance sheets. Also included in due from related parties and affiliates are unbilled receivables and advances to employees aggregating approximately $89,000 and $33,000 at December 31, 2001 and 2002, respectively.

During 2001 and 2002, the Company continued to make certain payments on behalf of Telcom Ventures that consisted primarily of fringe and payroll-related costs of $252,000 and $155,000, respectively and the Company received reimbursements of $98,000 and $464,000 respectively. During 2002, the Company also provided an allowance of $100,000 for amounts in disagreement, for which the Company continues to

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pursue collection. At December 31, 2001 and 2002, outstanding amounts associated with these payments, totaling $418,000 and $9,000 respectively, are included in due from related parties and affiliates within the accompanying consolidated balance sheets.

In September 1996, the Company lent $3.5 million to Telcom Ventures to assist in the payment of taxes due in connection with the assumption by the Company of $30.0 million of convertible subordinated debt from Telcom Ventures. The original note was payable over five years with equal annual principal payments over the term. Interest accrued at the rate of LIBOR, plus 1.75%. The Company received the final payment of principal and accrued interest of approximately $0.7 million during the first quarter of 2002 in satisfaction of the note.

During 2000, 2001, and 2002, the Company provided services to XM Satellite. Telcom Ventures has a minority investment in XM Satellite, and Dr. Rajendra Singh, a director of Telcom Ventures, is a member of the board of directors of the Company. Dr. Singh is also a former member of the XM Satellite board of directors. Revenues earned during 2000, 2001, and 2002 for services provided to XM Satellite were $58.4 million, $57.3 million, and $3.4 million, respectively. Receivables from XM Satellite were $17.0 million and none at December 31, 2001 and 2002, respectively.

In December 1999, the Company issued approximately 108,000 shares of Class A Common Stock in exchange for a $1.6 million note receivable from the Company’s President and Chief Executive Officer. The note is payable on the earlier of December 2004 or the date he is no longer the Company’s President and Chief Executive Officer. Upon the event of a change in control of ownership of the Company, the note will be forgiven. Interest accrues at the federal mid-term rate on the date of the note and is payable quarterly. The note is reflected as a reduction of shareholders’ equity in the accompanying statement of shareholders’ equity.

In November 2001, the Company entered into a $0.6 million promissory note with Plan + Design Netcare AG (see note 10). Under the terms of the note, the entire principal amount, plus accrued interest was due to the Company on January 31, 2002. The interest rate was 5.0% calculated on a basis of a 365-day year. In the event of default, interest would accrue on the unpaid balance of the note at the interest rate, plus 5.0%. The note was paid in full in February 2002.

In July 2002, the Company acquired 51 percent of the outstanding shares of Detron LCC Network Services B.V. (“Detron”), a newly formed corporation in the Netherlands. LCC acquired the shares from Westminster Capital B.V. (“Westminster”). Detron has certain ongoing transactions with Westminster. Under a five-year lease agreement for office space, Detron recorded approximately $27,000 of rent expense from the date of acquisition. During the third and fourth quarters of 2002, Detron seconded various idle employees to Detron Telematics, Westminster’s wholly-owned subsidiary and recorded revenue of approximately $0.2 million.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)     Property and Equipment

At December 31, 2001 and 2002, property and equipment consisted of the following:

	2001	2002

	(In thousands)
Computer equipment	$14,078	$14,221
Software	2,017	2,920
Furniture and office equipment	7,281	9,416
Leasehold improvements	3,587	1,547
Vehicles	224	216

	27,187	28,320
Less accumulated depreciation and amortization	(21,457)	(23,310)

	$5,730	$5,010

(7)     Restructuring Charge

During the second quarter of 2002, the Company adopted a restructuring plan and recorded a restructuring charge of $10.0 million. During the fourth quarter of 2002, the Company recorded an additional $3.5 million relating to the costs of excess office space. The restructuring plan was in response to the low utilization of professional employees caused by the completion of several large fixed-price contracts and the difficulty in obtaining new contracts as a result of the slowdown in wireless telecommunications infrastructure spending. The cost of the severance and associated expenses was approximately $1.0 million and resulted in a work force reduction of approximately 140 people. In addition, the Company had excess facility costs relative to the space occupied by the employees affected by the reduction in force, space previously occupied by divested operations, and reduced business use of office space resulting from a continued trend for clients to provide professional staff office space while performing their services. The charge for the excess office space was approximately $12.5 million, which included $1.5 million in written-off leasehold improvements and other assets related to the excess space. The facility charge takes the existing lease obligation, less the anticipated rental receipts to be received from existing and potential subleases. This charge required significant judgments about the length of time that space will remain vacant, anticipated cost escalators and operating costs associated with the leases, market rate of the subleased space, and broker fees or other costs necessary to market the space. A reconciliation of the restructuring activities is as follows:

	Severance	Facilities	Total

	(in thousands)
Restructuring charge	$1,030	$12,492	$13,522
Reclassification of deferred rent	–	639	639

	1,030	13,131	14,161
Charges against the provision:
Excess office space	–	(2,152)	(2,152)
Severance and associated costs paid	(878)	–	(878)
Leasehold improvements and other assets written-off	–	(1,461)	(1,461)
Other	–	53	53

	(878)	(3,560)	(4,438)

Restructuring payable as of December 31, 2002	$152	$9,571	$9,723

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2002, the restructuring payable was classified as follows:

Accrued restructuring current	$3,937
Accrued restructuring	5,786

Accrued restructuring total	$9,723

(8)     Recovery of Receivables

On March 28, 2001, the United States Bankruptcy Court, District of Maryland, Northern Division, entered an order confirming the Amended Joint Plan of Reorganization Under Chapter 11 (the “Plan”) for DCR PCS, Inc. (“DCR”) and Pocket Communications, Inc. (“Pocket”). The Plan provided that the Company’s claim against DCR would be allowed in the amount of $5.0 million. The Company received payment of $5.0 million on April 11, 2001 which has been recognized as a recovery of a bad debt during the quarter ended June 30, 2001 and was recorded as a reduction in general and administrative expense. The Plan also provided that the Company’s general unsecured claim against Pocket would be allowed. The Company received $1.6 million as final settlement for the Pocket claim during the second quarter of 2002. The Company recorded the receipt as a recovery of bad debt and as a reduction in general and administrative expense during the quarter.

During 1997, the Company recorded a charge for receivables due from a Malaysian corporation. On March 15, 2001, the Company received payment of $2.1 million, net of taxes withheld at the source of $0.4 million, as complete settlement on these balances after the Malaysian Corporation successfully emerged from bankruptcy. This amount has been recognized as a recovery of bad debt during the quarter ended March 31, 2001 and was recorded as a reduction in general and administrative expense.

(9)     Impairment of Investments

In June 2000, the Company acquired 18.2% of Mobilocity, Inc. (“Mobilocity”), which was subsequently diluted to less than 3 percent as Mobilocity continued to raise additional capital. During the second quarter of 2002, the Company evaluated its investment in Mobilocity to determine if an impairment loss had occurred. Mobilocity had implemented a voluntary liquidation plan, leading the Company to determine the investment was likely not recoverable and recorded a $0.5 million impairment charge.

The Company invested a total of $4.6 million ($2.9 million in August 2000 and $1.7 million in February 2001) to maintain its 15.0% interest in Plan + Design Netcare AG (“PDN”). The Company used the cost method to account for this investment. PDN, and its operating subsidiary, filed for insolvency protection in 2002. During the second quarter of 2002, the Company evaluated this investment and determined that the investment was likely not recoverable and recorded a $4.6 million impairment charge.

(10)     Investments

In September 1999, the Company acquired 19.9% of Tecnosistemi S.p.A. (formerly, Italtel Sistemi, S.p.A.) for $1.1 million. Tecnosistemi is an Italian telecommunications services company. The Company applied the equity method to account for its investment in Tecnosistemi until September 2000, when its ownership interest was diluted to 9.4% as a result of a merger. From the date of acquisition until September 30, 2000, Tecnosistemi incurred cumulative losses of $3.4 million. The Company recorded its $0.8 million pro-rata share of these losses in other income (expense). Subsequent to September 2000, when the Company’s ownership interest was diluted, the investment was accounted for using the cost method. In July 2001, the Company sold all of its shares in Tecnosistemi for $1.4 million, resulting in a gain of approximately $1.0 million, which is recorded in other income in the accompanying 2001 consolidated statement of operations.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2001, the US Court of Appeals for the District of Columbia (the “DC Court of Appeals”) issued its decision in the case captioned NextWave Personal Communications Inc. and NextWave Power Partners Inc. v. Federal Communications Commission and United States of America, et. al, Case Nos. 00-1402 and 00-1403. The US Court of Appeals ruled that federal bankruptcy law prohibited the Federal Communications Commission (the “FCC”) from canceling certain broadband personal communications services licenses that it had granted to NextWave Personal Communications Inc. (“NPCI”). The FCC revoked these licenses after NPCI filed for bankruptcy protection on June 8, 1998. On August 6, 2001, NextWave filed its Second Plan of Reorganization under Chapter 11 with the US Bankruptcy Court for the Southern District of New York (the “NextWave Plan”). Various objections have been filed in the case. In October 2001, the FCC filed a petition for certiorari before the U.S. Supreme Court. On March 6, 2002, the U.S. Supreme Court announced its decision to hear the case. Substantive hearings in the bankruptcy case were delayed pending the decision of the U.S. Supreme Court. On January 27, 2003, the U.S. Supreme Court announced its decision upholding the decision of the DC Court of Appeals.

The Company held 1,666,666 shares of Class B Common Stock of NextWave Telecom, Inc. (“NextWave Telecom”). NextWave Telecom is the parent corporation of NPCI. The Company acquired the shares of NextWave Telecom in May 1996 for a purchase price of $5.0 million in connection with a series of transactions entered into between the Company and NextWave Telecom under an agreement dated March 12, 1996 (the “March Agreement”). The Company also acquired warrants to purchase an additional 123,356 shares of Class B Common Stock at $3.00 per share. Under the March Agreement, NextWave Telecom agreed to use the Company to provide not less than (a) $14.0 million of radio frequency engineering services and (b) $35.0 million of system deployment services. These services were to be provided in increments of twenty-percent (20%) each year during the five-year period following the execution of the March Agreement. NextWave Telecom filed for bankruptcy protection on December 23, 1998. The March Agreement has not been assumed or rejected by NextWave Telecom in the bankruptcy proceeding. The Company did not carry any assets or liabilities on its books relating to its equity investment in NextWave, any pre-petition debts due the Company, or the March Agreement; these balances were written off in previous years.

The total amount of pre-petition debt owed to the Company by NextWave Telecom and certain of its subsidiaries (collectively, “NextWave”) was approximately $14.3 million, plus post-petition interest thereon. This amount includes the Company’s interest, amounting to approximately $0.7 million plus post-petition interest thereon, in a general unsecured claim against NextWave that was acquired by the Company in connection with its acquisition of Koll Telecommunications LLC in 1997 (the “Koll Claim”).

In September 2001, the Company sold all of its 1,666,666 shares of Class B common stock and the Company’s pre-petition debt claims (excluding a 92.5% interest in pre-petition interest that may be payable with respect to the claims, the “Pre-Petition Interest Amount”) against NextWave Telecom resulting in a gain of $21.4 million, which equaled the proceeds from the sale. The gain was recorded in other income in the accompanying consolidated statement of operations. The September 2001 sale of current pre-petition debt excluded (a) the Koll Claim, (b) any claims resulting from the assumption or rejection of the March Agreement, and (c) the Pre-Petition Interest Amount.

In February 2003, the Company sold its interest in the Pre-Petition Interest Amount for $1.0 million in cash, which was paid in March 2003.

(11)     Business Combinations

On December 5, 2001, the Company acquired Transmast Italia S.R.L (“Transmast”) for approximately $0.8 million in cash. Transmast is a wireless infrastructure, deployment, civil engineering and project management firm located in Milan, Italy. The acquisition is accounted for under the purchase method of

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounting. The acquisition cost was allocated to net tangible assets and goodwill. The net tangible assets acquired consisted primarily of fixed assets and current assets net of assumed liabilities.

On January 31, 2002, the Company acquired all of the assets of Smith Woolley Telecom (“Smith Woolley”). Smith Woolley is a telecommunications consultancy company that specializes in the provision of search, acquisition, design, build, management and maintenance services to the wireless industry in the United Kingdom. Smith Woolley is based in Cambridge, England, with several regional offices. The purchase price of the acquisition was approximately $8.6 million consisting of $7.1 million in cash and approximately 215,000 shares of LCC Class A common stock, par value $0.01 per share. The value of the LCC Class A common stock was approximately $1.5 million and was based on the closing price on January 31, 2002 of $7.08 per share. The acquisition was accounted for using the purchase method of accounting and, therefore, Smith Woolley’s results have been included in the consolidated financial statements since the date of acquisition.

Allocation of the purchase price to the assets acquired and liabilities assumed for this acquisition was finalized by the Company with the assistance of an outside valuation firm during the second quarter of 2002. The net assets acquired and liabilities assumed amounted to $0.7 million. Goodwill recognized in the acquisition amounted to $5.9 million. Other intangible assets acquired amounted to $2.0 million. Other intangible assets, including contract backlog, customer relationships, and the Smith Woolley trade name, are amortized over two to five years depending on the estimated remaining useful lives.

On July 9, 2002, the Company acquired 51 percent of the outstanding shares of Detron LCC Network Services B.V. (“Detron”), a newly formed corporation organized under the laws of the Netherlands. Detron specializes in the provision of deployment, management and maintenance services to the wireless industry in the Netherlands. LCC acquired the shares from Westminster Capital B.V. (“Westminster”) for an initial purchase price of $1.9 million. Also included in the acquisition cost were legal and transaction costs of $0.4 million. The purchase agreement provided for the payment of an additional $0.5 million should Detron achieve certain objectives by the end of the calendar year as confirmed by its adopted annual accounts. These objectives were achieved and the Company expects to pay the additional amount in 2003. The acquisition has been recorded under the purchase method of accounting, and therefore Detron’s results have been included in the consolidated financial statements since the date of acquisition. Goodwill recognized in the acquisition amounted to $1.6 million. Other intangible assets acquired amounted to $0.5 million. Other intangible assets, including backlog, customer relationships, and the Detron trade name, are amortized over two to five years depending on the estimated remaining useful lives.

Goodwill and other intangibles with indefinite useful lives were evaluated at the December 31, 2002 for possible impairment under the provisions of SFAS No. 142. The Company concluded that no adjustment was necessary at year end and will continue to evaluate for possible impairment annually.

The Company recognized $0.6 million in amortization expense for the intangible assets with definite useful lives from the date of purchase through the end of 2002. The Company expects amortization expense on the acquired intangible assets to be as follows (in thousands):

Amortization Expense

2003	$700
2004	400
2005	400
2006	400
2007	50

$1,950

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following unaudited pro forma combined financial information for each of the years ended December 31, 2001 and 2002 assumes the business combination of Smith Woolley was effected on January 1, 2001 (in thousands, except per share data). Detron operations were not material to the consolidated operating results of the Company.

	2001	2002

Revenues	$139,606	$68,146
Income (loss) from operations before income taxes	28,741	(36,845)
Net income (loss)	17,704	(28,393)
Net income (loss) per share:
Basic	$0.86	$(1.36)

Diluted	$0.85	$(1.36)

(12)     Business Disposals

On October 23, 2002 the Company entered into an agreement for nominal consideration to convey 82.0% of its ownership interest in its Egyptian subsidiary, LCC Egypt Ltd., with put options to convey the remaining 18.0% ownership interest upon the resolution of certain items. This subsidiary was established to execute a contract for a customer, which is substantially complete. The sale agreement anticipated that the new owner would collect receivable balances and resolve vendor, tax, and other obligations of the subsidiary, during the four-week period from the agreement date. As part of the agreement the Company assumed specific payroll and other obligations and agreed to make contributions to the subsidiary requiring payments of approximately $0.3 million during the fourth quarter of 2002, and an additional $0.2 million in February 2003. In December 2002, the Company recorded a recovery for provisions that were no longer needed for operations in Egypt of $1.1 million that is recorded in other income and expense on the accompanying income statement.

(13)     Income Taxes

The provision (benefit) for income taxes consists of the following:

	2000	2001	2002

	(In thousands)
Current:
Federal	$4,009	$10,647	$(8,885)
State and local	522	1,241	(560)
Foreign	1,115	(3,002)	590

	5,646	8,886	(8,855)

Deferred:
Federal	9,730	1,900	433
State and local	1,155	255	(29)
Foreign	–	–	–

	10,885	2,155	404

Total	$16,531	$11,041	$(8,451)

The 2000, 2001, and 2002 income tax provisions (benefits) related to operations do not include a $3.3 million tax benefit, a $0.1 million tax benefit, and $25,000 tax benefit, respectively, related to exercising stock options which was recorded directly to paid-in capital.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income (loss) before income taxes includes the following components:

	2000	2001	2002

	(In thousands)
Domestic	$34,184	$33,550	$(30,613)
Foreign	2,965	(5,537)	(6,508)

Total	$37,149	$28,013	$(37,121)

A reconciliation of the statutory Federal income tax rate and the effective income tax rate for the years ended December 31, 2000, 2001 and 2002 follows.

	2000	2001	2002

Statutory Federal income tax rate	35.0%	35.0%	35.0%
Effect of:
State and local income taxes, net of federal tax benefit	2.9	3.5	1.3
Foreign	(2.8)	(8.3)	(8.0)
Tax credits	(0.6)	2.0	(3.8)
Non deductible expenses	7.4	0.5	(1.0)
Other	2.6	3.2	–
Valuation allowance of deferred tax assets	–	3.5	(0.7)

Effective income tax rate	44.5%	39.4%	22.8%

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2001 and 2002 are presented below:

	2001	2002

	(In thousands)
Deferred tax assets:
Accounts receivable, principally due to allowance for doubtful accounts	$115	$50
Other receivables	754	–
Non-cash compensation	1,245	1,340
Accrued expenses	2,083	4,229
Foreign tax credit carry-forward	4,031	3,049
Foreign net operating loss carry-forwards	2,391	2,305
Research tax credit carryover	281	340
Alternative minimum tax credit	455	–
Other	340	329

Total gross deferred tax assets	11,695	11,642
Less valuation allowance	(5,941)	(6,213)

Deferred tax assets net of valuation allowance	5,754	5,429

Deferred tax liabilities:
Property and equipment	(116)	(281)
Deferred revenue	(320)	(140)
Other	(556)	(572)

Total gross deferred liabilities	(992)	(993)

Net deferred tax assets	$4,762	$4,436

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components giving rise to the net deferred tax assets described above have been included in the accompanying balance sheet as of December 31, 2001 and 2002 as follows (in thousands):

	2001	2002

Current asset	$2,724	$3,932
Noncurrent asset	2,038	504

	$4,762	$4,436

At December 31, 2002, the Company had foreign tax credits for U.S. tax purposes of $3.0 million, which expire between 2003 and 2005 and a research and development credit of $0.3 million. The Company also had $8.5 million of foreign operating loss carry-forwards from operations, which expire between 2006 and 2009.

Foreign income tax expense is generated from business conducted in countries where the Company has subsidiaries or has established branch offices or has performed significant services that constitute a “permanent establishment” for tax reporting purposes.

In determining the tax valuation allowance, management considers if it is likely that some portion of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance has been provided for deferred tax assets which management does not believe are more likely than not to be realized, primarily consisting of foreign net operating losses carried forward, foreign tax credits and non-cash compensation expense that may not become deductible for tax purposes.

(14)     Health and Retirement Plans

The Company has a defined contribution profit sharing plan under Section 401(k) of the Internal Revenue Code that provides for voluntary employee contributions of 1.0 to 15.0 percent of compensation for substantially all employees. The Company makes a matching contribution of 50.0 percent of an employee’s contribution up to 6.0 percent of each employee’s contribution. Company contributions and other expenses associated with the plan were approximately $0.6 million, $0.7 million, and $0.5 million for the years ended December 31, 2000, 2001, and 2002, respectively.

The Company’s subsidiary, LCC UK Ltd., has a defined contribution pension plan under Chapter 1 Part XIV of the Income and Corporation Taxes Act, 1988. The plan provides for voluntary employee contributions of 1.0 to 5.0 percent of an employee’s base salary. It is available to all full-time employees who have completed their three-month probation period. The Company contributes 5.0 percent of an employee’s base salary and matches the employee’s contribution up to 5.0 percent. LCC UK Ltd., contributions and other expenses related to the plan were approximately $0.2 million, $0.2 million, and $0.2 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Transmast has two statutory pension plans and one voluntary plan for directors of Transmast. The contributions are in accordance with the National Contract Agreement. Transmast contributions and related expenses to the plans were approximately $0.4 million for the year ended December 31, 2002.

The Company is self-insured for group health benefits and claims up to $0.1 million in stop loss coverage.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(15)	Incentive Plans

At December 31, 2000, 2001, and 2002, the Company had two stock-based incentive plans, an employee stock purchase plan and an employee stock option plan, which are described below. No compensation cost has been recognized for the Company’s fixed stock option plans and employee stock purchase plan.

Pro forma information regarding net income (loss) and net income (loss) per share for stock options under the fair values method of SFAS 123 is described in Note 1. The per share weighted-average fair value of stock options granted during 2000, 2001 and 2002 was $10.93, $7.93, and $1.91 respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

	2000	2001	2002

Expected dividend yield	0%	0%	0%
Risk-free interest rate	6.0%	5.0%	4.0%
Expected life	3-7 years	3-8 years	2-7 years
Volatility	75-100%	75-125%	55-115%

Under the Company’s Employee Stock Purchase Plan, 360,000 shares of Class A Common Stock were available for purchase by eligible employees of the Company beginning in 1997. The amount of shares available for issuance under the plan was increased by 500,000 as approved by the stockholders at the 2002 Annual Meeting. Rights to purchase shares are deemed granted to participating employees as of the beginning of each applicable period, as specified by the Compensation and Stock Option Committee of the Company’s Board of Directors. The purchase price for each share is not less than 85% of the fair market value of the share of Class A Common Stock on the first or last trading day of such period, whichever is lower. Under the Employee Stock Purchase Plan, the Company sold 43,888 shares in 2000, 102,530 shares in 2001, and 34,565 shares in 2002 to employees. Compensation cost of approximately $138,000, $127,000, and $11,000 respectively, would have been recognized under SFAS No. 123 for the fair value of the employees purchase rights. Compensation cost was estimated using the Black Scholes model with the following assumptions.

	2000	2001	2002

Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.0%	2.0%	1.1%
Expected life	1 month	1 month	1 month
Volatility	75-100%	75-125%	55-115%

The weighted average fair value of the purchase rights granted in 2000, 2001, and 2002 was $3.15, $1.23, and $0.32 respectively.

In connection with its initial public offering, the Company established the 1996 Employee Stock Option Plan, which authorized the issuance of up to 3,224,000 shares of Class A Common Stock pursuant to options granted under the plan. An additional 1,501,000 shares of Class A Common Stock were reserved under the 1996 Employee Stock Option Plan in 1998. In late 1999 and early 2000, the Board of Directors adopted amendments to the 1996 Employee Stock Option Plan, which were subsequently approved by the shareholders at the 2000 annual meeting, increasing the total number of shares reserved by 4,100,000 shares so that the aggregate number of shares reserved for issuance is 8,825,000.

Also in connection with the Company’s initial public offering, the Company established the 1996 Directors Stock Option Plan. The Directors Plan provides for the “formula” grant of options, and authorizes the issuance of up to 60,000 shares of Class A Common Stock and 250,000 shares of Class B Common Stock. An additional 80,000 shares of Class A Common Stock were reserved under the Directors Plan in 1998

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and an additional 110,000 shares of Class A Common Stock were reserved under the Directors Plan in 2000. The option exercise price for options granted under the Directors Plan is 100% of the fair value of the shares on the date of grant. Each eligible director who is not eligible to hold shares of Class B Common Stock was granted an initial option to purchase 10,000 shares of Class A Common Stock in connection with the offering. Each eligible director who is eligible to hold shares of Class B Common Stock and who was a director as of the offering was granted an initial option to purchase 35,000 shares of Class B Common Stock in connection with the offering, and was granted additional options to purchase 22,500 shares of Class B Common Stock as of each of the next four annual meetings of the stockholders of the Company if the director continued to be an eligible director. Options granted with respect to Class A Common Stock become immediately exercisable with respect to directors who were directors of the Company prior to July 1, 1996, and become exercisable with respect to one-third of the shares of Class A Common Stock that are subject to the options on each of the first three anniversaries of the date of grant subject to acceleration of vesting on a change of control with respect to directors who became directors of the Company after July 1, 1996. The Directors Plan currently provides that directors are entitled to receive options to purchase shares of Class A Common Stock in an amount determined at the discretion of the Board of Directors. The Company’s directors are also entitled to receive option grants under the Company’s 1996 Employee Stock Option Plan in an amount determined at the discretion of the Board of Directors.

The Company reserved 85,000 shares of Class A Common Stock for issuance pursuant to options to be granted to a person or entity designated by The Carlyle Group, of which 40,000 expired in 2002. The option exercise price for these options are and will be 100% of the fair market value of the Class A Common Stock on the date of grant of the option. An initial option to purchase 25,000 shares of Class A Common Stock was granted in connection with the offering, with the additional option to purchase 15,000 shares of Class A Common Stock on each of the four anniversaries of the initial date of grant. Options granted vested immediately. The options will expire no later than the fifth anniversary of the date of grant.

On October 17, 2001, the Company offered to exchange all eligible outstanding options under the Amended and Restated LCC International, Inc. 1996 Employee Stock Option Plan (the “1996 Plan”) for new options the Company granted under the 1996 Plan on May 21, 2002. Eligible outstanding options were all options with an exercise price of $10.50 or more that were held by an employee of the Company other than the Company’s Chief Executive Officer. The Company granted an option to purchase one share of the Company’s Class A Common Stock for every option to purchase two shares tendered and accepted for exchange. The terms of the new options other than the exercise price are substantially the same as the terms of the options tendered for exchange. The Company’s offer to exchange expired on November 20, 2001 and eligible employees had tendered 1,460,250 options on that date. In exchange for the options tendered, the Company granted 592,619 new options on May 21, 2002 with an exercise price of $2.96, which is equal to the closing price of the Company’s Class A Common Stock on the business day immediately preceding the date the Company granted the new options.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in stock options outstanding were as follows:

	2000		2001		2002

		Weighted-		Weighted-		Weighted-
	Number of	Average	Number of	Average	Number of	Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

	(in thousands)		(in thousands)		(in thousands)
Balance at beginning of year	2,799	$7.62	4,461	$12.11	3,596	$9.83
Granted	2,645	16.06	2,182	11.05	2,097	3.14
Exercised	(361)	4.48	(83)	5.21	(22)	4.84
Cancelled	(622)	13.18	(2,964)	14.28	(1,295)	8.05

Balance at end of year	4,461	12.11	3,596	9.83	4,376	7.18

The following table summarizes information about options at December 31, 2002.

	Options Outstanding			Options Exercisable

		Weighted Avg.	Weighted Avg.		Weighted Avg.
Range of	Number at	Remaining	Exercise	Number at	Exercise
Exercise Prices	December 31, 2002	Contractual Life	Price	December 31, 2002	Price

	(In thousands)	(In years)		(In thousands)
$ 1.67 – 2.12	836	9.45	$2.09	–	$–
$ 2.71 – 2.96	605	7.93	2.93	264	2.96
$ 4.00 – 5.00	819	6.22	4.76	657	4.86
$ 5.09 – 8.25	659	7.78	6.01	395	5.81
$10.69 – 12.25	584	7.60	12.20	244	12.18
$12.38 – 13.56	524	7.00	13.54	516	13.55
$16.00 – 20.13	349	6.18	16.61	293	16.66

	4,376	7.58	7.18	2,369	8.91

(16)	Lease Commitments

The Company leases office facilities and certain equipment, principally in the United States, under operating leases expiring on various dates over the next thirteen years. The lease agreements include renewal options and provisions for rental escalations based on the Consumer Price Index and require the Company to pay for executory costs such as taxes and insurance. The lease agreements also allow the Company to elect an early out provision by giving notice and paying certain lease termination penalties.

Benefits associated with a rent abatement period and certain lease incentives for office facilities are reflected ratably over the period of the lease. For leases that have been terminated, the applicable portion of the benefit has been offset against the lease termination penalty.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum rental payments and receivables under non-cancelable operating leases, excluding executory costs, are as follows:

		Rental Receivables
	Rental Payable	Under Subleases

	(In thousands)
2003	$4,792	$523
2004	4,678	517
2005	4,559	502
2006	4,545	517
2007	2,535	244
Thereafter	3,611	–

	$24,720	$2,303

Rent expense under operating leases was approximately, $8.7 million, $8.6 million, and $4.1 million, net of $2.2 million charged against the restructuring payable, for the years ended December 31, 2000, 2001, and 2002, respectively. During 2002, the Company recorded a restructuring charge for excess office space. See note 7 above.

(17)	Contingencies

The Company is party to various legal proceedings and claims incidental to its business. Management does not believe that these matters will have a material adverse effect on the consolidated results of operations or financial condition of the Company.

(18)	Income (Loss) Per Share

Income (loss) per share is presented on both a basic and diluted basis in accordance with the provisions of Financial Accounting Standards Board Statement No. 128, “Earnings per Share” (“SFAS No. 128”). Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the Company. The reconciliation of the basic and diluted earnings per share computations for the years ended December 31, 2000, 2001 and 2002 are as follows:

	2000			2001			2002

	Net		Per Share	Net		Per Share			Per Share
	Income	Shares	Amount	Income	Shares	Amount	Net Loss	Shares	Amount

	(In thousands, except per share data)
Basic EPS
Net income (loss) available to common shareholders:	$20,618	20,360	$1.01	$16,972	20,571	$0.83	$(28,670)	20,902	$(1.37)

Effect of Dilutive Securities
Stock option plans		1,750			345			–

Dilutive EPS
Net income (loss) available to common shareholders and assumed conversions:	$20,618	22,110	$0.93	$16,972	20,916	$0.81	$(28,670)	20,902	$(1.37)

Under SFAS No. 128, options that have an anti-dilutive effect or that reduce the loss per share should be excluded from the computation of diluted earnings. As a result, options to purchase 0.1 million and

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.8 million shares of Class A Common Stock outstanding during 2000 and 2001, respectively, were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. In addition, outstanding options of 4.4 million in 2002 were excluded from above because their inclusion would have reduced the loss per share amount.

(19)     Segment Reporting

The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”). SFAS No. 131 established standards for reporting information about the operating segments in interim and annual financial reports issued to stockholders. It also established standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance. The Company’s chief operating decision-making group is the Executive Committee, which comprises the Chief Executive Officer and the senior vice presidents of the Company. The operating segments are managed separately because each operating segment represents a strategic business unit that offers distinct services.

The Company’s operating segments include Services (Design Services and Deployment Services) and Tower Ownership and Management. Design Services provides engineering and design services for cellular phone system operators, personal communication system (“PCS”) operators and other wireless communication systems providers. Deployment Services provides program and construction management services related to the build-out of wireless communication systems.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on stand alone operating segment profit or loss from operations before income taxes not including nonrecurring gains and losses, and generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Interdivisional transactions are eliminated in consolidation. Revenues are attributed to geographic areas based on the location of the assignment.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Operating Segments:

		Tower
		Ownership
		and
	Services	Management	Total

	(In thousands)
2000
Net revenue from external customers	$149,385	$1,008	$150,393
Intersegment revenues	–	–	–

Total revenues	$149,385	$1,008	$150,393

Depreciation and amortization	1,812	265	2,077
Interest income	277	–	277
Interest expense	10	–	10
Income tax expense (benefit)	7,580	93	7,673
Income before taxes	17,035	207	17,242
Segment assets	60,017	1,390	61,407
Expenditures for property	2,645	96	2,741
2001
Net revenue from external customers	$130,609	$–	$130,609
Intersegment revenues	–	–	–

Total revenues	$130,609	$–	$130,609

Depreciation and amortization	1,808	–	1,808
Interest income	318	–	318
Interest expense	12	–	12
Income tax expense	1,597	–	1,597
Income (loss) before taxes	4,050	(14)	4,036
Segment assets	51,248	149	51,397
Expenditures for property	2,134	13	2,147
2002
Net revenue from external customers	$67,069	$–	$67,069
Intersegment revenues	–	–	–

Total revenues	67,069	–	67,069

Depreciation and amortization	2,188	–	2,188
Interest income	103	–	103
Interest expense	15	–	15
Income tax expense	(4,152)	26	(4,126)
Loss before taxes	(15,740)	97	(15,643)
Segment assets	46,965	–	46,965
Expenditures for property	2,756	–	2,756

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows (in thousands):

	2000	2001	2002

Revenues
Revenues for reportable segments	$150,393	$130,609	$67,069
Eliminations	–	–	–

Total consolidated revenues	$150,393	$130,609	$67,069

Assets
Total assets for reportable segments	$61,407	$51,397	$46,965
Assets not attributable to reportable segments:
Cash and cash equivalents	19,279	49,124	34,088
Short-term investments	19,038	484	514
Deferred and prepaid tax assets	6,916	7,394	12,720
Property and equipment	2,778	2,854	1,568
Receivables	–	–	–
Prepaids	292	684	622
Other	335	294	246

Total consolidated assets	$110,045	$112,231	$96,723

	2000	2001	2002

Income (loss) before income taxes for reportable segments	$17,242	$4,036	$(15,643)
Gain on sale of tower portfolio and administration, net	26,437	2,998	2,000
Sale of investments and assets	–	22,395	–
Restructuring charge	–	–	(13,522)
Impairment of investments	–	–	(5,139)
Bad debt recoveries	1,012	7,492	1,589
General corporate expenses	(7,542)	(8,908)	(6,406)

Income (loss) from operations before income taxes	$37,149	$28,013	$(37,121)

		Unallocated
	Segment	Corporate		Consolidated
Other Significant Items	Total	Expenditures	Eliminations	Total

2000
Depreciation and amortization	$2,077	$822	$–	$2,899
Interest income	277	1,674	–	1,951
Interest expense	10	253	–	263
Income taxes	7,673	8,858	–	16,531
Expenditures for property	2,741	1,129	–	3,870
2001
Depreciation and amortization	$1,808	$1,204	–	$3,012
Interest income	318	1,581	–	1,899
Interest expense	12	1	–	13
Income taxes	1,597	9,444	–	11,041
Expenditures for property	2,147	1,230	–	3,377

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Unallocated
	Segment	Corporate		Consolidated
Other Significant Items	Total	Expenditures	Eliminations	Total

2002
Depreciation and amortization	$2,188	$696	$–	$2,884
Interest income	103	737	–	840
Interest expense	15	7	–	22
Income taxes	(4,126)	(4,325)	–	(8,451)
Expenditures for property	2,756	98	–	2,854

Information concerning services revenue is as follows (in thousands):

	2000	2001	2002

Design and deployment	$142,566	$123,210	$63,695
Operations and maintenance	1,655	2,056	1,089
Consulting	5,164	5,343	2,285
Towers	1,008	–	–

Total revenues	$150,393	$130,609	$67,069

Information concerning principal geographic areas was as follows (in thousands):

	2000		2001		2002

		Net		Net		Net
	Revenues	Property	Revenues	Property	Revenues	Property

Americas:
United States of America	$106,781	$4,215	$100,204	$3,609	$28,812	$1,978
Other	4,909	307	3,136	340	1,807	95

Total Americas	111,690	4,522	103,340	3,949	30,619	2,073

Europe, Middle East and Africa:
United Kingdom	3,859	914	7,477	1,473	14,864	1,430
Netherlands	10,213	–	9,516	–	10,425	230
Italy	2,275	–	937	103	5,686	1,215
Other	19,568	202	5,631	205	4,056	18

Total Europe, Middle East and Africa	35,915	1,116	23,561	1,781	35,031	2,893

Asia-Pacific	2,788	–	3,708	–	1,419	44

Total revenues and net property	$150,393	$5,638	$130,609	$5,730	$67,069	$5,010

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(20)     Quarterly Data (Unaudited)

	2001

	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share amounts)
Revenues	$42,655	$29,532	$34,347	$24,075
Operating income (loss)	4,600	790	568	(1,944)
Income (loss) before income taxes	5,140	1,148	23,358	(1,633)
Net income (loss)	3,084	689	14,015	(816)
Net income (loss) per share:
Basic	$0.15	$0.03	$0.68	$(0.04)

Diluted	$0.15	$0.03	$0.68	$(0.04)

	2002

	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share amounts)
Revenues	$17,398	$12,219	$17,425	$20,027
Operating loss	(6,963)	(11,326)	(8,501)	(7,382)
Loss before income taxes	(6,659)	(16,319)	(8,116)	(6,027)
Net loss	(5,061)	(11,244)	(7,016)	(5,349)
Net loss per share:
Basic	$(0.24)	$(0.54)	$(0.34)	$(0.26)

Diluted	$(0.24)	$(0.54)	$(0.34)	$(0.26)

During the first quarter of 2001, the Company received payment of $2.1 million, net of taxes withheld at the source of $0.4 million, related to a recovery of bad debt (see note 8). The Company also recorded gains on its tower sale of $1.6 million (see note 3).

During the second quarter of 2001, the Company received payment of $5.0 million related to the reorganization of Pocket Communications (see note 8). This gain was offset by increased operating costs related to an increase in estimated costs to complete a large fixed-price contract in the Middle East of $2.2 million, and an additional provision for expatriate employee reimbursed taxes of $1.3 million. The Company also recorded gains on its tower sale of $0.7 million (see note 3).

During the third quarter of 2001, the Company sold all of its shares and pre-petition interest debt claims against NextWave Telecom resulting in a gain of $21.4 million. The Company also sold its interest in Tecnosistemi resulting in a gain of $1.0 million during the third quarter of 2001 (see note 10).

During the fourth quarter of 2001, the Company incurred an operating loss as a result of increased cost to complete the XM Satellite contract of $1.7 million and reduced gross profit resulting from lower revenues. The Company also recorded gains on its tower sale of $0.7 million (see note 3).

During the second quarter of 2002, the Company took an impairment charge for $5.1 million for its investments in Mobilocity and PDN (see note 9). The Company took a restructuring charge in the same quarter for $10.0 million related to the low utilization of professional employees as well as for excess facility costs (see note 7). There were gains of $2.0 million related to the sale of the tower business (see note 3) and the recovery of $1.6 million related to the settlement of a claim (see note 8).

During the third quarter, the Company took a bad debt charge of $3.1 million related to two large contracts.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the fourth quarter, the Company increased its restructuring charge by $3.5 million to provide for additional excess facility costs (see note 7). The Company recorded a recovery for excess provisions that were no longer needed for operations in Egypt of $1.1 million (see note 12).

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,

	2002	2003

	(In thousands, except
	per share data)

	(Unaudited)
Revenues	$47,042	$64,677
Cost of revenues	42,183	53,215

Gross profit	4,859	11,462

Operating (income) expense:
Sales and marketing	6,432	4,739
General and administrative	15,130	13,587
Restructuring charge (recovery)	10,030	(2)
Gain on sale of tower portfolio and administration, net	(2,000)	–
Depreciation and amortization	2,057	2,944

	31,649	21,268

Operating loss	(26,790)	(9,806)

Other income (expense):
Interest income	657	246
Other	(4,961)	1,134

	(4,304)	1,380

Loss from operations before income taxes	(31,094)	(8,426)
Benefit for income taxes	(7,773)	(1,264)

Net loss	$(23,321)	$(7,162)

Net loss per share:
Basic	$(1.12)	$(0.34)

Diluted	$(1.12)	$(0.34)

Weighted average shares used in calculation of net loss per share:
Basic	20,889	20,977

Diluted	20,889	20,977

See accompanying notes to condensed consolidated financial statements.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2002	2003

	(In thousands, except
	per share data)
	(Audited)	(Unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	$37,507	$26,695
Restricted cash	1,308	1,113
Short-term investments	514	534
Receivables, net of allowance for doubtful accounts of $3,122 and $1,289 at December 31, 2002 and September 30, 2003, respectively:
Trade accounts receivable	13,165	19,067
Unbilled receivables	12,369	21,706
Due from related parties and affiliates	61	110
Deferred income taxes, net	3,932	2,555
Prepaid expenses and other current assets	1,835	1,652
Prepaid tax receivable and prepaid taxes	8,285	224

Total current assets	78,976	73,656
Property and equipment, net	5,010	3,982
Deferred income taxes, net	504	2,893
Goodwill and other intangibles	11,273	11,337
Other assets	960	1,454

	$96,723	$93,322

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Line of credit	$–	$1,092
Accounts payable	7,316	10,578
Accrued expenses	10,543	9,314
Accrued employee compensation and benefits	6,272	6,168
Deferred revenue	41	1,159
Income taxes payable	882	1,129
Accrued restructuring current	3,937	3,313
Other current liabilities	26	293

Total current liabilities	29,017	33,046
Accrued restructuring	5,786	4,184
Other liabilities	832	682

Total liabilities	35,635	37,912

Shareholders’ equity:
Preferred stock:
10,000 shares authorized; 0 shares issued and outstanding	–	–
Class A common stock, $0.01 par value:
70,000 shares authorized; 14,632 and 14,725 shares issued and outstanding at December 31, 2002 and September 30, 2003, respectively	146	147
Class B common stock, $0.01 par value:
20,000 shares authorized; 6,319 and 6,316 shares issued and outstanding at December 31, 2002 and September 30, 2003, respectively	63	63
Paid-in capital	94,132	94,360
Accumulated deficit	(30,079)	(37,241)
Note receivable from shareholder	(1,625)	(1,625)

Subtotal	62,637	55,704
Accumulated other comprehensive loss — foreign currency translation adjustments	(1,549)	(294)

Total shareholders’ equity	61,088	55,410

	$96,723	$93,322

See accompanying notes to condensed consolidated financial statements.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2002	2003

	(In thousands)
	(Unaudited)
Cash flows from operating activities:
Net loss	$(23,321)	$(7,162)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,057	2,944
Provision (recovery) for doubtful accounts	3,780	(2,073)
Loss on equity investment	–	52
Impairment of assets	5,140	–
Restructuring charge (recovery)	10,030	(52)
Gain on sale of tower portfolio	(2,000)	–
Changes in operating assets and liabilities:
Trade, unbilled, and other receivables	16,084	(13,400)
Accounts payable and accrued expenses	(6,251)	(1,564)
Other current assets and liabilities	(9,314)	(8,170)
Other non-current assets and liabilities	(1,004)	(957)

Net cash used in operating activities	(4,799)	(10,864)

Cash flows from investing activities:
Proceeds from sales of short-term investments	(27)	(20)
Purchases of property and equipment	(1,040)	(848)
Proceeds from disposals of property and equipment	31	56
Business acquisitions and investments	(9,021)	(651)

Net cash used in investing activities	(10,057)	(1,463)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	109	58
Proceeds from exercise of options	30	170
Proceeds from line of credit	–	6,517
Repayment of line of credit	–	(5,425)
Decrease in restricted cash	–	195
Repayment of loan to shareholder	700	–

Net cash provided by financing activities	839	1,515

Net decrease in cash and cash equivalents	(14,017)	(10,812)
Cash and cash equivalents at beginning of period	52,658	37,507

Cash and cash equivalents at end of period	$38,641	$26,695

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Income taxes	$1,545	$287
Interest	–	39

Supplemental disclosures of non-cash investing and financing activities:

In January 2002, the Company purchased all of the assets of Smith Woolley Telecom for a purchase price of approximately $8.6 million. The purchase price consisted of $7.1 million in cash included above as part of business acquisitions and the issuance of 215,000 shares of the Company’s Class A Common Stock, par value $0.01 per share. The value of the Class A Common Stock was approximately $1.5 million. As a result, common stock and additional paid in capital increased, offset by an increase to goodwill and other intangibles.

In May 2003, in satisfaction of the purchase agreement between the Company and Westminster Capital, B.V. (“Westminster”), the Company paid Westminster approximately $0.3 million in cash and assigned an intercompany note receivable from Detron to Westminster in the amount of approximately $0.2 million. As a result of the note assignment, goodwill and other intangible assets increased, offset by an increase in due to related parties, which is included in accounts payable on the condensed consolidated balance sheet (see note 8).

See accompanying notes to condensed consolidated financial statements.

LCC INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(1)     Description of Operations

The Company provides integrated end-to-end solutions for wireless voice and data communication networks with offerings ranging from high level technical consulting, to system design and turnkey deployment, to ongoing operations and maintenance services. Historically, the key drivers of changes in the Company’s wireless services business have been (1) the issuance of new or additional licenses to wireless service providers; (2) the introduction of new services or technologies; (3) increases in the number of subscribers served by wireless service providers; (4) the increasing complexity of wireless systems in operation. The Company operates in a highly competitive environment subject to rapid technological change and emergence of new technologies. Although the Company believes that its services are transferable to emerging technologies, rapid changes in technology and deployment could have an adverse financial impact on the Company.

(2)     Basis of Presentation

The condensed consolidated financial statements of the Company included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

Certain information and footnote disclosure normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002. Operating results for the interim periods are not necessarily indicative of results for an entire year.

(3)     Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 addresses off-balance sheet assets, liabilities and obligations and provides guidance for determining which entities should consolidate the assets and liabilities associated with an obligation. FIN 46, as amended, is effective for fiscal periods beginning after December 15, 2003. Immediate adoption is required for entities created after January 31, 2003. The Company does not expect the adoption of FIN 46 to have a material impact on its financial condition or results of operations.

(4)     Equity-Based Compensation

The Company accounts for equity-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) No. 25 and complies with the disclosure provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 123, as amended by FASB SFAS No. 148. All equity-based awards to non-employees are accounted for at their fair value in accordance with FASB SFAS No. 123. Under APB No. 25, compensation expense is based upon the difference, if any, on the date of grant, between the fair value of the Company’s stock and the exercise price.

Had compensation cost for the Company’s stock based compensation plans and employee stock purchase plan been determined on the fair value at the grant dates for awards under those plans, consistent with FASB SFAS No. 123, the Company’s net loss and net loss per share would have been reported at the pro forma amounts indicated below.

	Nine Months Ended
	September 30,

	2002	2003

	(In thousands,
	except per share data)
Net loss:
As reported	$(23,321)	$(7,162)
Pro forma	(25,671)	(9,124)
Net loss per share
As reported:
Basic	$(1.12)	$(0.34)
Diluted	$(1.12)	$(0.34)
Pro forma:
Basic	$(1.23)	$(0.43)
Diluted	$(1.23)	$(0.43)

(5)     Restructuring Charge

During the second quarter of 2002, the Company adopted a restructuring plan and recorded a restructuring charge of $10.0 million. During the fourth quarter of 2002, the Company recorded an additional $3.5 million restructuring charge relating to the costs of excess office space. The restructuring plan was in response to the low utilization of professional employees caused by the completion of several large fixed-price contracts and the difficulty in obtaining new contracts as a result of the slowdown in wireless telecommunications infrastructure spending. The cost of the severance and associated expenses was approximately $1.0 million and resulted in a work force reduction of approximately 140 people. In addition, the Company had excess facility costs relative to the space occupied by the employees affected by the reduction in force, space previously occupied by divested operations, and reduced business use of office space resulting from a continued trend for clients to provide professional staff office space while performing their services. The charge for the excess office space was approximately $12.5 million, which included $1.5 million in written-off leasehold improvements and other assets related to the excess space. The facility charge takes the existing lease obligation, less the anticipated rental receipts to be received from existing and potential subleases. This charge required significant judgments about the length of time that space will remain vacant, anticipated cost escalators and operating costs associated with the leases, market rate of the subleased space, and broker fees or other costs necessary to market the space.

During the first quarter of 2003, the Company reversed excess severance payable of approximately $0.2 million. During the third quarter of 2003, the Company reoccupied a portion of its office space in McLean, Virginia and reversed $0.4 million of the payable and recorded an increase in the restructuring payable of $0.5 million related to an estimated increase in the time period expected to sublease space in the Company’s London office.

A reconciliation of the restructuring activities is as follows:

	Severance	Facilities	Total

	(In thousands)
Restructuring charge	$1,030	$12,492	$13,522
Reclassification of deferred rent	—	639	639

	1,030	13,131	14,161
Charges against the provision:
Excess office space	—	(2,152)	(2,152)
Severance and associated costs paid	(878)	—	(878)
Leasehold improvements and other assets written-off	—	(1,461)	(1,461)
Other	—	53	53

Restructuring payable as of December 31, 2002	152	9,571	9,723

Charges against the provision:
Excess office space	—	(2,224)	(2,224)
Reversal of excess severance	(152)	—	(152)
Reversal for reoccupied space	—	(386)	(386)
Additional charge for reduction of sublease income	—	536	536

Restructuring payable as of September 30, 2003	$—	$7,497	$7,497

The restructuring payable was classified as follows:

	December 31,	September 30,
	2002	2003

	(In thousands)
Accrued restructuring current	$3,937	$3,313
Accrued restructuring	5,786	4,184

Accrued restructuring total	$9,723	$7,497

(6)     Other Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income (loss) plus the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income (loss), but excluded from net income (loss). Other comprehensive income (loss) consists solely of foreign currency translation adjustments at September 30, 2002 and 2003. Comprehensive income (loss) for the nine months ended September 30 2002 and 2003 is as follows (in thousands).

	Nine Months Ended
	September 30,

	2002	2003

	(In thousands)
Net loss	$(23,321)	$(7,162)

Other comprehensive income, before tax	1,252	1,476
Income tax provision related to items of comprehensive income	313	221

Other comprehensive income, net of tax	939	1,255

Comprehensive loss	$(22,382)	$(5,907)

(7)     Related Party Transactions

RF Investors, a subsidiary of Telcom Ventures, indirectly owns the Class B Common Stock shares outstanding, which have ten-to-one voting rights over the Class A Common Stock shares and therefore represent approximately 81.0% voting control.

Prior to the Company’s initial public offering, both the Company’s employees and the employees of Telcom Ventures were eligible to participate in the Company’s life, medical, dental, and 401(k) plans. In connection with the Company’s initial public offering in 1996, the Company agreed pursuant to an

Overhead and Administrative Services Agreement to allow the employees of Telcom Ventures to continue to participate in the Company’s employee benefit plans in exchange for full reimbursement of the Company’s cash costs and expenses. The Company billed Telcom Ventures $141,000 during 2002 and $59,000 during the nine months ended September 30, 2003 for payments made by the Company pursuant to this agreement. The Company received reimbursements from Telcom Ventures of $324,000 during 2002 (which included payments for prior periods) and $55,000 during the nine months ended September 30, 2003. At December 31, 2002 and September 30, 2003, outstanding amounts associated with payments made by the Company under this agreement were $9,000 and $4,000, respectively, and are included as due from related parties and affiliates within the accompanying condensed consolidated balance sheets.

The Company also had an understanding with Telcom Ventures pursuant to which from July 1, 2000 to December 31, 2000, the Company retained five employees who had worked in the business development group of the Company’s tower subsidiary, Microcell Management, Inc., before the assets of that subsidiary were sold in March 2000. During the six-month period, these employees pursued international telecommunications tower business opportunities on Telcom Ventures’ behalf. In return, the Company would be Telcom Ventures’ exclusive provider of project management, radio frequency engineering and deployment services for any tower-related projects secured by these employees during this six-month period. In addition, Telcom Ventures reimbursed the Company for all costs incurred in employing these persons (including payroll and benefit costs). This arrangement has been terminated. The Company received reimbursements from Telcom Ventures of $140,000 during 2002 for outstanding amounts associated with this arrangement. At December 31, 2002, outstanding amounts associated with payments made by the Company under this arrangement were $100,000 in expense reimbursements and other payments for 2001 that were questioned by Telcom Ventures. This matter was fully resolved in April 2003 with Telcom Ventures payment of the full $100,000 in question. At September 30, 2003, no amounts were outstanding under this arrangement. The amounts outstanding as of December 31, 2002, less reserves, are included as due from related parties and affiliates within the accompanying condensed consolidated balance sheets.

In September 1996, the Company lent $3.5 million to Telcom Ventures to assist in the payment of taxes due in connection with the assumption by the Company of $30.0 million of convertible subordinated debt from Telcom Ventures. The original note was payable over five years with equal annual principal payments over the term. Interest accrued at the rate of LIBOR, plus 1.75%. The Company received the final payment of principal and accrued interest of approximately $700,000 during the first quarter of 2002 in satisfaction of the note.

In July 2002, the Company acquired 51 percent of the outstanding shares of Detron LCC Network Services B.V. (“Detron”), a newly formed corporation in the Netherlands. The Company acquired the shares from Westminster B.V. (“Westminster”), which transferred the shares to Detron Corporation B.V. in January 2003. Detron has certain ongoing transactions with Westminster. Under a five-year lease agreement for office space, Detron recorded approximately $71,000 of rent expense for the nine months ended September 30, 2003. Detron seconded various idle employees to Detron Telematics, Detron Corporation’s wholly owned subsidiary and recorded revenue of approximately $256,000, for the nine months ended September 30, 2003.

Advances to employees aggregating approximately $33,000 and $50,000 at December 31, 2002 and September 30, 2003, respectively are included in due from related parties and affiliates on the accompanying condensed balance sheets.

(8)     Commitments and Contingencies

The Company is party to various non-material legal proceedings and claims incidental to its business. Management does not believe that these matters will have a material adverse affect on the consolidated results of operations or financial condition of the Company.

In connection with the acquisition of 51 percent of Detron in July 2002, the purchase agreement provided for the payment of an additional $0.5 million should Detron achieve certain objectives by the end of the calendar year as confirmed by its adopted accounts. Having determined that these objectives were achieved, the Company and the sellers, Westminster, agreed upon the payment of the second purchase price by way of (a) assignment of an intercompany note receivable from Detron to the sellers in the amount of approximately $0.2 million and (b) the payment in cash of approximately $0.3 million. The payment in cash to Westminster was made in May 2003 in accordance with the deed of assignment agreement.

(9)     Line of Credit

During 2003, Detron established a line of credit with NMB-Heller N.V. (“NMB”). The line of credit provides that NMB will provide credit to Detron in the form of advance payments collateralized by Detron’s outstanding receivables. The agreement provides for NMB to advance up to 75% of the receivable balance. There is no maximum on the amount of receivables Detron can assign to NMB. Detron must repay the advances from NMB within 90 days or upon customer payment whichever occurs first. Interest on the advance payments will be calculated at a rate equal to NMB’s overdraft base rate plus 2% subject to a minimum of 5.75% per year. The agreement has an initial term of two years and can be extended. As of September 30, 2003, Detron received $6.5 million in proceeds from the line of credit and repaid $5.4 million. As of September 30, 2003, Detron had $1.1 million outstanding under the credit facility.

(10)     Investment in Joint Venture

On August 4, 2003 the Company, through its wholly owned subsidiary LCC China Services, L.L.C., closed an investment in a newly created entity based in China, Beijing LCC Bright Oceans Communication Consulting Co. Ltd (“LCC/ BOCO”). The Company will contribute approximately $1.067 million for a 49% share of LCC/ BOCO’s registered capital. Bright Oceans Inter-Telecom Corporation, a Chinese publicly traded network management and systems integrator (“BOCO”) will contribute approximately $1.108 million to hold the remaining 51% of LCC/ BOCO’s registered capital. The Company’s capital contribution is paid in three equal installments of approximately $357,000 each and the first installment was made on the date of closing. The second installment was made in October 2003. The third installment is due January 2004. LCC/ BOCO offers design, deployment and maintenance services to wireless carriers in China. The Company accounts for its investment in LCC/BOCO using the equity method of accounting. The Company recorded a loss of $52,000 to reflect its proportionate share of LCC/BOCO’s losses through September 30, 2003.

LCC International, Inc.

7,000,000 Shares
Class A Common Stock

PROSPECTUS

November 24, 2003

CIBC World Markets

Punk, Ziegel & Company

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.